Exhibit 99.1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
to be held on March 30, 2026

and

MANAGEMENT INFORMATION CIRCULAR

Dated: February 23, 2026

Message to Shareholders

Dear Shareholders,

The board of directors (the “Board”) of Organigram Global Inc. (the “Company” or “Organigram”) is pleased to invite you to our annual general and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares in the capital of the Company to be held at 333 Bay Street, Suite 3400, Toronto, Ontario at 10:00 a.m. (Toronto time) on March 30, 2026. All capitalized terms not defined herein shall have the meanings ascribed to them in the accompanying management information circular (the “Circular”).

The Circular contains important information about voting on the business to be transacted at the Meeting, the director nominees, our Board and its committees, our governance practices, and how we compensate our directors and executives. At the Meeting, Shareholders will also be asked to consider and vote on the indirect acquisition by the Company of all of the issued and outstanding shares of Sanity Group GmbH (the “Transaction”), a German pure play cannabis company (“Sanity” or “Sanity Group”).

THE TRANSACTION

The Transaction represents a compelling and strategically significant step forward in Organigram’s long-term growth strategy of expansion into global cannabis markets. As previously announced by the Company, the Company entered into a share purchase agreement on February 18, 2026 (the “Share Purchase Agreement”) with, inter alia, the sellers listed in the Share Purchase Agreement (collectively, the “Sellers”), contemplating, among other things, the indirect acquisition of all of the issued and outstanding shares (the “Purchased Shares”) of Sanity Group not currently held by the Company.

Sanity Group is a leading European cannabis company with a strong presence in Germany, the second-largest federally legal cannabis market in the world, and growing operations across other key European jurisdictions. Founded in Berlin in 2018, Sanity Group has distinguished itself as an innovative and growth-oriented European cannabis company comprised of three verticals: medical cannabis, wellbeing products and regulated recreational cannabis pilot programs. Sanity has exhibited strong financial performance and a positive trajectory for continued growth, evidenced by revenue advancing from €9 million in 2023 to €60 million in 2025, while concurrently achieving substantial gross margin expansion from 15% in 2023 to 47% in 2025. By bringing together two market leaders, the Board believes the Transaction will position Organigram as a global leader in the cannabis industry through the establishment of a meaningful and scalable European platform on top of its Canadian platform, while leveraging Organigram’s proven operational expertise, product innovation capabilities and disciplined capital allocation approach.

In consideration for the Purchased Shares, the Company has agreed to pay the Sellers:

(a)	€80.0 million in cash (the “Closing Cash Consideration”) on the closing date of the Transaction (the “Closing Date”), except for BAT which has opted to receive Shares (as defined below) of Organigram in lieu of cash;

(b)	€33.4 million in common shares (the “Common Shares”) or Class A preferred shares (the “Class A Preferred Shares”, and together with the Common Shares, the “Shares”) in the capital of the Company on the Closing Date, at a price of $3.00 per Share, representing a 71% premium to the $1.75 closing price of the

(ii)

Company’s Common Shares on the Toronto Stock Exchange (the “TSX”) on February 17, 2026, the day prior to the date of the Share Purchase Agreement (the “Closing Share Consideration” and together with the Closing Cash Consideration, the “Closing Consideration”); and

(c)	up to €20.0 million in cash (the “Earnout Cash Consideration”) and up to €93.8 million in Shares (the “Earnout Shares”), dependent upon Sanity Group’s financial performance during the 12-month period following the closing of the Transaction, with the Earnout Shares being priced based on the volume-weighted average price of the Common Shares on the TSX for the twenty trading days on which there was a closing price for the Common Shares immediately preceding the settlement of such Shares, subject to a $3.00 floor and $4.00 cap (the “Earnout Share Consideration”, and together with the Earnout Cash Consideration and Closing Consideration, the “Total Consideration”).

The Company has arranged the following financing commitments (each of which is conditional upon the closing of the Transaction and will close concurrently upon the closing of the Transaction) in order to fund the cash portion of the purchase price for the Transaction and pay certain related transaction expenses:

•	Credit Facilities with ATB Financial: Concurrently with the execution of the Share Purchase Agreement, the Company entered into a commitment letter with ATB Financial, pursuant to which ATB Financial has committed, subject to the terms and conditions therein, to provide up to $60.0 million worth of senior secured credit facilities to the Company (the “ATB Credit Facilities”). ATB will also act as administrative agent for the ATB Credit Facilities.

•	Private Placement with BAT: Following the execution and announcement of the Share Purchase Agreement, the Company and BT DE Investments Inc., a wholly owned subsidiary of British American Tobacco p.l.c. (“BAT”) (a shareholder of both Organigram and Sanity), entered into a subscription agreement (the “Subscription Agreement”). Pursuant to the terms of the Subscription Agreement, BAT has subscribed for 14,027,074 Shares of Organigram at a price of $3.00 per Share, for gross proceeds of $42.08 million, and also agreed to exercise certain existing top-up rights to subscribe for 9,897,356 Shares at a price of $2.335854 per Share, for gross proceeds of $23.12 million, and total gross proceeds of C$65.2 million (the “Private Placement”).

The Transaction is expected to have significant benefits to Organigram and its shareholders, including:

•	Positions the Company as a Leader in the Global Cannabis Market. The Transaction accelerates Organigram’s expansion into global cannabis markets by establishing a leading position in Germany, the world’s second-largest federally legal cannabis market after Canada, valued at over €2 billion in 2025 and serving approximately 800,000 patients, with market forecasts projecting continued growth beyond €4.5 billion by 2028. Through exposure to Germany, the UK, Switzerland and Poland, the Company will be well positioned to capture growth in rapidly expanding European markets.

•	Creates a Vertically Integrated European Hub and Sophisticated Commercial Footprint. The Transaction will provide the Company with a vertically integrated European footprint, embedding a highly skilled local leadership team and a strong network of strategic partners in the global cannabis supply chain. Entering the European supply chain

(iii)

with Sanity Group’s deep network will position the Company to sell significantly greater volumes of high-margin flower, creating the ability to capture more of the value chain. The Company will capitalize on Sanity Group’s sophisticated commercial capabilities across Germany, Poland, the UK, and Switzerland and engage Sanity Group’s regulatory expertise, which is critical to navigating new markets.

•	Financially Accretive Acquisition with Strong Growth and Profitability Profile. The Transaction is expected to be financially accretive to the Company, delivering meaningful and strategic scale to the Company’s revenue and profitability. In 2025, Sanity Group demonstrated consistent net revenue growth from €9 million in 2023 to €60 million in 2025, including €19 million generated in the fourth quarter of 2025, with continued profitability anticipated. Sanity Group has achieved consistent gross margin improvements, from 15% in 2023 to 47% in 2025, and based on Sanity Group’s internal estimates, has grown to the second largest market share position in the German cannabis market as of November 2025.

•	Establishes a European Retail Presence and Credibility for Future Pilot Projects. The Company will gain immediate access to the Swiss retail market through Sanity Group’s two established pilot project locations. Sanity Group’s pilot project experience and established branding will enhance the Company’s credibility for future pilot projects in new European markets, specifically as the global regulatory landscape continues to evolve.

•	Expansion of Organigram Brand and Intellectual Property. The Transaction will provide the Company with the potential opportunity to implement its industry leading brands and intellectual property into new global markets and support the expansion of its strategic partnerships. Sanity Group’s portfolio of brands reflects shared values surrounding innovation, whereby the Company can expand its focus on new developments including a suite of emulsions, novel vapour formulations, flavour innovations, and packaging solutions. The Company anticipates the expansion and collaboration with Sanity Group’s established brands will deliver market share and revenue growth for the Company by appealing to a broad range of consumers seeking new, progressive cannabis formats.

The closing of the Transaction is subject to certain closing conditions, including, among others, approval of the Transaction by the Company’s Shareholders, approval by the TSX, notification to the NASDAQ, and clearance under Germany’s foreign direct investment regime from the German Ministry of Economics and Energy. If the necessary approvals are obtained in a timely manner, the Transaction is expected to close in the second quarter of calendar year 2026. However, it is not possible to state with certainty when or if the closing of the Transaction will occur.

At the Meeting, the shareholders of the Company will be asked to consider and, if deemed advisable, pass an ordinary resolution (the “Transaction Resolution”) approving: (i) the Transaction; (ii) the issuance up to 96,287,602 Common Shares comprised of: (A) up to 54,789,134 Common Shares issuable to the Sellers (including BAT) pursuant to the Transaction; (B) up to 13,693,120 Common Shares issuable upon the conversion of up to 13,693,120 Class A Preferred Shares issuable to BAT pursuant to the Transaction; (C) as the Total Consideration for the Transaction is priced in Euros and the Company’s Common Share price is in Canadian dollars, up to 6,848,225 Common Shares issuable in the event there is a change in the Euro:CAD exchange rate resulting in a greater number of Shares being issuable than originally anticipated; (D) up to 14,027,074 Common Shares issuable upon the conversion of the 14,027,074 Class A Preferred Shares issuable to BAT pursuant to the Private Placement Financing; and (E) to address the accretion of the Class A Preferred Shares in accordance with their terms, up to an

(iv)

additional 6,930,049 Common Shares issuable upon the conversion of the Class A Preferred Shares in accordance with their terms. The Common Shares held by BAT will be excluded from the vote on the Transaction Resolution in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions and the rules of the TSX Company Manual, as further described in the Circular.1

The Board (with Simon Ashton, Craig Harris and Karina Gehring abstaining from voting, being BAT’s representatives on the Board (collectively, the “BAT Nominees”)) and the Company’s Investment Committee (with Simon Ashton and Craig Harris abstaining from voting), after consulting with its legal and financial advisors and after consideration of the Opinion (as defined and discussed in the enclosed Circular (as defined below)) and such other matters as it considered relevant, as more particularly described under the heading “Reasons for the Board’s Recommendation” contained in the Circular, determined that the Transaction is in the best interests of the Company. Accordingly, the Board has unanimously (with the BAT Nominees abstaining from voting) approved the Transaction and recommends that you vote FOR the Transaction Resolution.

THE MEETING

Full details of the Transaction are set out in the accompanying Circular. The Circular describes the Transaction and includes certain additional information to assist you in considering how to vote on the proposed Transaction Resolution (as defined and described in the Circular), including certain risk factors relating to the completion of the Transaction. You should carefully review and consider all of the information in the Circular. If you require assistance, consult your financial, legal or other professional advisor.

Your participation in the Meeting is important to us. We encourage all shareholders to take the opportunity to read the accompanying Circular in advance of the Meeting as it details information that will assist you in exercising your right to vote as a shareholder.

Registered Shareholders as of the record date of February 23, 2026 can exercise their right to vote on the business of the Company at the Meeting by attending the Meeting in person and voting in accordance with the enclosed instructions or by completing and submitting a proxy. The Meeting will be conducted at 333 Bay Street, Suite 3400, Toronto, Ontario on March 30, 2026 at 10:00 am (Toronto time) or at any adjournment(s) or postponement(s) thereof. Instructions on how to vote at the Meeting and vote by proxy are included in the accompanying Circular. For those Shareholders who are unable to attend the Meeting in person, the Company will make an audio-only telephone conference available for Shareholders to listen to the Meeting. No voting will occur on the audio conference. To join the audio-only telephone conference, please dial (646) 307-1963 (from Toronto) or (800) 715-9871 (toll-free) and quote the following reference number: 96766. To ensure that your vote is recorded, please return the enclosed form of proxy in the envelope provided, properly completed and duly signed, to the Company’s transfer agent, TSX Trust Company, located at 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1 by 10:00 a.m. (Toronto time) on March 26, 2026 (or at least 48 hours, excluding Saturdays, Sundays

1 The issuance of the 9,897,356 Shares to be issued pursuant to BAT’s exercise of its existing top-up rights was previously approved by Shareholders on January 18, 2024. As such, Shareholders are not being asked to approve the issuance of those Shares at this Meeting.

(v)

and statutory holidays, prior to any reconvened meeting in the event of an adjournment of the Meeting).

Non-registered Shareholders, including those who hold Common Shares through a brokerage account, will receive a voting instruction form that can be used to provide voting instructions. The voting instruction form contains instructions on how to complete the form, where to return it to and the deadline for returning it. It is important to read and follow the instructions on the voting instruction form in order to have your vote count.

If you have questions or need assistance with the completion and delivery of your proxy, you may contact the Company’s proxy solicitation agent, Sodali & Co, by telephone at 1-833-830-8205 (North America) or 1-289-695-3075 (outside North America), or by email at assistance@investor.sodali.com.

On behalf of Organigram, I would like to thank all of our Shareholders for their ongoing support.

Yours very truly,

(signed) “James Yamanaka”

James Yamanaka

Chief Executive Officer

(vi)

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
to be held on March 30, 2026

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Common Shares”) of Organigram Global Inc. (the “Company” or “Organigram”) will be held at 333 Bay Street, Suite 3400, Toronto, Ontario on March 30, 2026 at 10:00 a.m. (Toronto time) for the following purposes:

(a)	to receive and consider the audited consolidated financial statements of the Company for its fiscal year ended September 30, 2025, and the report of the former auditor thereon;

(b)	to elect directors of the Company for the ensuing year;

(c)	to appoint PricewaterhouseCooper LLP as the auditor of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration of the auditor;

(d)	to consider and, if deemed advisable, pass an ordinary resolution, the full text of which is set out in Appendix “A” to the Circular, approving all unallocated options, restricted share units, performance share units, and deferred share units under the Company’s Long-Term Omnibus Equity Incentive Plan dated January 23, 2020, all as more fully described in the accompanying management information circular (the “Circular”);

(e)	to consider and, if deemed advisable, pass an ordinary resolution approving: (i) the indirect acquisition (the “Transaction”) by the Company of all the issued and outstanding shares of Sanity Group GmbH (“Sanity Group”), and (ii) the issuance by the Company of up to 96,287,602 Common Shares to the shareholders of Sanity Group and BT DE Investments Inc. in connection with the Transaction, all as more fully described in the Circular; and

(f)	to consider other business that may properly come before the Meeting or any adjournment thereof.

The circular contains specific details of the matters to be considered at the Meeting. No other matters are contemplated, however any permitted amendment to or variation of any matter identified in this notice may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

The audited consolidated financial statements for the fiscal year ended September 30, 2025 and the report of the auditor thereon will be made available at the Meeting and are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Important Notice Regarding Meeting

For those Shareholders who are unable to attend the Meeting in person, the Company will make an audio-only telephone conference available for Shareholders to listen to the Meeting. No voting will occur on the audio conference. To join the audio-only telephone conference, please dial (646) 307-1963 (from Toronto) or (800) 715-9871 (toll-free) and quote the following reference number: 96766.

(i)

Registered Shareholders may attend the Meeting in person or may be represented by proxy. If you are a registered Shareholder and are unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Circular. To be valid, such proxies must be deposited with the Company’s transfer agent, TSX Trust Company, located at 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1 by 10:00 a.m. (Toronto time) on March 26, 2026 (or at least 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to any reconvened meeting in the event of an adjournment of the Meeting).

Non-registered beneficial Shareholders, whose Common Shares are registered in the name of a broker, securities dealer, bank, trust company or similar entity (an “Intermediary”) should carefully follow the voting instructions provided by their Intermediary. All non-registered Shareholders must follow the instructions set out in the voting instruction form and in the Circular to ensure that such Shareholders’ Common Shares will be voted at the Meeting. If you hold your Common Shares in a brokerage account, you are not a registered Shareholder.

Shareholders registered on the books of the Company at the close of business on February 23, 2026 are entitled to notice of, and to vote at, the Meeting.

DATED at Toronto, Ontario this February 23, 2026.

By Order of the Board of Directors

(signed) “James Yamanaka”

James Yamanaka
Chief Executive Officer

(ii)

TABLE OF CONTENTS

MANAGEMENT INFORMATION CIRCULAR	1

Forward-Looking Information	1

VOTING INFORMATION	10

Voting Shares and Record Date	10
Solicitation of Proxies	11
Voting and Asking Questions at the Meeting	11
Notice to Shareholders in the United States	14
Voting and Discretion of Proxies	15
Principal Holders of Voting Shares	15

BUSINESS OF THE MEETING	15

RECEIPT OF FINANCIAL STATEMENTS	15
ELECTION OF THE BOARD OF DIRECTORS	16
APPOINTMENT OF AUDITOR	29
RE-APPROVAL OF UNALLOCATED AWARDS UNDER THE 2020 EQUITY INCENTIVE PLAN	29

The Transaction	30

Background to the Transaction	30

Information Concerning Sanity Group	37

Selected Pro Forma Unaudited Financial Information	38

Recommendation of the Board	39

Reasons for the Board’s Recommendation	39

SUMMARY OF The Share Purchase Agreement	41

Transaction Overview	41
Consideration	42
Company and Seller Warranties	43
Closing Conditions	43
Interim Period Covenants	44
Consents and Approvals	45
Additional Covenants	45
Indemnification	46
Releases	47
Termination	47
Non-Competition and Non-Solicitation	47
Lock-Up Restrictions	48

(i)

Opinion OF BMO CAPITAL MARKETS	48

Engagement of BMO Capital Markets	48
Compensation Paid to BMO Capital Markets	48
Credentials of BMO Capital Markets	48
Independence of BMO Capital Markets	49
Conclusion	49

Sources of Funds and Expenses for the Transaction	50

The Private Placement Financing	50

Summary of the Subscription Agreement	50

Consideration	51
Representations and Warranties and Covenants	51
Conditions Precedent to the Closing	52
Termination of the Subscription Agreement	52
Use of Proceeds	53
Closing	53
Board Approval of the Private Placement Financing	53

The Transaction and Private Placement Financing Under The TSX Company Manual	53

Disinterested Shareholder Approval	53
Excluded Votes for the Purposes of Disinterested Shareholder Approval	55
NASDAQ Marketplace Rules	55

The Transaction and Private Placement Financing Under MI 61-101	55

Exemptions from Formal Valuation Requirement	56
Minority Shareholder Approval	57
Disclosure of Prior Valuations and Bona Fide Offers	57
Additional Information Required by MI 61-101	58

Other Regulatory Matters	61

German Foreign Direct Investment Approval	61

Risk Factors	61

Risk Factors Relating to the Transaction	61
Risks Relating To The Acquisition Of Sanity Group	64
Risk Factors Related to the Business of the Company	67

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	67

CORPORATE GOVERNANCE DISCLOSURE	67

Independence	67

(ii)

Skills of Director Nominees	68
Mandate	71
Orientation and Continuing Education	71
Meetings	71
Position Descriptions	71
Code of Business Conduct and Ethics	72
Nomination of Directors	72
Other Board Committees	73
Assessments	74
Director Tenure	74
Board Interlocks	75
Diversity	75
Environmental, Social and Governance Initiatives	76
NASDAQ Corporate Governance	78

COMPENSATION OF EXECUTIVE OFFICERS	79

Named Executive Officers	79
Compensation Discussion and Analysis	80
Compensation Philosophy and Objectives	80
Summary Compensation Table	87
Performance Graph	88
Equity Incentive Plans	88
Securities Authorized for Issuance under the Equity Compensation Plans	101
Burn Rate under the Equity Compensation Plans	102
Incentive Plan Awards	103
Group Retirement Programs	104
Benefits and Perquisites	105
Termination and Change of Control Benefits	105

Director Compensation	106

Overview and Philosophy	106
Elements of 2025 Director Compensation	106
Director Summary Compensation Table	107
Incentive Plan Awards	108
Share Ownership Policy	110
Directors’ and Officers’ Liability Insurance	110

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	110

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	110

ADDITIONAL INFORMATION	111

OTHER MATTERS	111

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APPENDICES

Appendix “A” Unallocated Awards RESOLUTIOn

Appendix “B” Transaction Resolution

APPENDIX “C” CHANGE IN AUDITOR REPORTING PACKAGE

APPENDIX “d” OPINION OF BMO CAPITAL MARKETS

Appendix “E” Consent of BMO CAPITAL MARKETS

APPENDIX “F” PREVIOUS DISTRIBUTIONS OF SECURITIES

APPENDIX “G” CHARTER OF THE BOARD OF DIRECTORS

(iv)

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Organigram Global Inc. for use at the annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) in the capital of the Company to be held at 333 Bay Street, Suite 3400, Toronto, Ontario on March 30, 2026 at 10:00 a.m. (Toronto time) or at any adjournment(s) or postponement(s) thereof. The Meeting has been called for the purposes set forth in the notice of annual and special meeting of Shareholders (the “Notice of Meeting”) that accompanies this Circular. Unless otherwise stated, all information in this Circular is current as of February 23, 2026.

For those Shareholders who are unable to attend the Meeting in person, the Company will make an audio-only telephone conference available for Shareholders to listen to the Meeting. No voting will occur on the audio conference. To join the audio-only telephone conference, please dial (646) 307-1963 (from Toronto) or (800) 715-9871 (toll-free) and quote the following reference number: 96766.

In this Circular, references to the “Company”, “Organigram”, “we” and “our” refer to Organigram Global Inc. “Beneficial Shareholders” means Shareholders who do not hold Common Shares in their own name and “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

Forward-Looking Information

This Circular contains certain information that may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking statements”) which are necessarily based upon the Company’s current internal expectations, estimates, forecasts, assumptions and beliefs regarding, among other things, the future performance and results of the Company’s business and operations, general economic conditions, global events and applicable regulatory regimes. Such statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “believes”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “will”, “might” or “could” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, and all other statements that are not statements of fact. The forward-looking statements included in this Circular are made only as of the date of this Circular. Forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the expectations, predictions, forecasts, projections and conclusions will not occur or prove accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. These and other factors may cause actual results or events to differ materially from those anticipated in the forward-looking statements.

Forward-looking statements in this Circular include, but are not limited to:

•	Statements with respect to the timing and completion of the Transaction, Private Placement Financing (as defined below) and ATB Credit Facilities (as defined below), including that the condition precedents to the closing of the Transaction, Private Placement Financing and ATB Credit Facilities will be satisfied or waived;

•	Shareholder approval and regulatory approval of the Transaction, including approval by the TSX, notification to the Nasdaq Global Select Market and clearance under Germany’s foreign direct investment regime;

•	The expected performance of Sanity Group following completion of the Transaction;

•	The potential payment of Earnout Cash Consideration (as defined below) and Earnout Share Consideration (as defined below) and the achievement by Sanity Group of applicable performance thresholds during the Earnout Period (as defined below);

•	The use of proceeds from the Private Placement Financing (as defined below) and the ATB Credit Facilities (as defined below);

•	Statements regarding the strategies of the Company and expectations regarding the performance of the Company’s business and operations, including the future success of the Company;

•	Assumptions in respect of the Euro to Canadian dollar exchange rate remaining materially consistent with the assumptions used by the Company in evaluating the Transaction, including for purposes of determining the Canadian dollar equivalent value of the Total Consideration (as defined below) and the number of common shares and class A preferred shares issuable pursuant to the Transaction;

•	Assumptions in respect of the Class A Preferred Shares and Common Shares issued by the Company in respect of the Transaction and Private Placement Financing;

•	The expected strategic, operational and financial impact of the Transaction, including anticipated revenue growth, margin expansion, profitability, market position and scale, benefits from the proposed Transaction, future expansion efforts, the leadership of the Company in the cannabis industry, the impact of the Transaction on the Company’s market position, the composition of the Company’s board of directors, future operational and production capacity and requirements, anticipated synergies by the business combination;

•	Expectations around demand for cannabis and related products in German, Canadian and European markets, future opportunities and sales, the Company’s financial position and future liquidity and other financial results;

•	Legislation of additional cannabis types and forms for adult-use recreational cannabis in Germany, Canada and Europe, including regulations relating thereto, the timing and the implementation thereof, and our future product forms; and

•	The status and future regulatory landscape in German, Canadian and European markets related to regulation and access to medical and recreational cannabis.

Forward-looking statements are provided for the purposes of assisting the reader in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods ended on certain dates, and to present information about management’s current expectations and plans relating to the future, and the reader is cautioned that such statements may not be appropriate for other purposes. In addition, this Circular may contain forward-looking statements attributed to third party industry sources. Forward-looking statements do not guarantee future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements.

Certain of the forward-looking statements and other information contained herein are based on estimates prepared by the Company using data from publicly available governmental sources as well as from market research and industry analysis, and on assumptions based on data and knowledge of the medical cannabis industry, industrial hemp industry and the adult-use recreational cannabis industry which the Company believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While the Company is not aware of any misstatement regarding any industry or government data presented herein, the medical cannabis industry, industrial hemp industry, and the adult-use recreational cannabis industry involves risks and uncertainties that are subject to change based on various factors.

Although the Company believes that the assumptions and factors used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement. A number of factors not listed above could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. These factors include, but are not limited to, the potential impact of the consummation of the Transaction on relationships, including with regulatory bodies, employees, suppliers, customers, competitors and other key stakeholders; reliance on international advisers and consultants; material adverse changes in general economic, business and political conditions, including changes in the financial markets and compliance with extensive government regulation; changes in the Canadian, German and European cannabis industry and market, governmental regulation, changes in laws, regulations and guidelines, volatility in the wholesale and retail prices of cannabis; the Company’s success in developing new products and finding a market for the sale of new products; negative cash flows from operations, dividends, competition from illicit markets, acquisition and integration risk, volatility in the market for the Company’s securities, limited operating history and history of losses, product liability, sufficiency of insurance, management of growth, financing risks, risks relating to developing and maintaining effective internal controls for reliable financial reporting and for fraud prevention, reliance on key personnel, product recalls; risks relating to litigation and securities class actions; difficulties with forecasts, uninsured and uninsurable events risks, unknown health impacts of the use of cannabis and cannabis-derivatives; reliance on third-party transportation, ability to meet target production capacity, scale of operations, contracts or other arrangements with provincial governments are not guaranteed; continuing to meet listing standards for the TSX, Nasdaq Global Select Market and Germany’s foreign direct investment regime; differing shareholder protections across jurisdictions; increased volatility for dual-listed shares, investment risk, risks relating to the Company’s status as a foreign private issuer in the U.S.; risks relating to the Company’s intellectual property, credit risk, liquidity risk, concentration risk, risks associated with significant shareholders, dividends, publicity or consumer perception, cyber security and privacy, product security, environmental and employee health and safety regulations, reliance on key inputs, regulatory proceedings, investigations and audits, fraudulent or illegal activity by employees, restrictions on foreign investors, anti-money laundering laws and regulation risks, anti-corruption and anti-bribery laws, global economic risks, future acquisitions, general business risks and liabilities, dilution, constraints on marketing products, provincial legislative controls, suppliers and skilled labour, conflicts of interest, risks associated with the Company’s status as a holding company and the other risks described in this Circular under the heading “Risk Factors”. Material factors and assumptions used in establishing forward-looking statements include that construction and production activities will proceed as planned and regulatory conditions will advance in the manner expected by management.

Additional information about the assumptions, risks and uncertainties of the Company’s business and material factors or assumptions on which information contained in forward-looking statements is based is provided in the Company’s disclosure materials, including in the Company’s current Annual Information Form under “Risk Factors”, filed with the securities regulatory authorities in Canada and available under the company’s issuer profile on SEDAR+ at www.sedarplus.ca, and filed with or furnished to the United States Securities and Exchange Commission (the “SEC”) and available on EDGAR at www.sec.gov. All forward-looking statements in this Circular are qualified by these cautionary statements.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

All dollar amounts set forth in this Circular are expressed in Canadian dollars, except where otherwise indicated. References to Canadian dollars, “C$” or “$” are to the currency of Canada. References to “Euro” or “€” are to the currency of the European Union. The high, low and closing rates for Canadian dollars in terms of the Euro for each of the periods indicated, as quoted by the Bank of Canada, were as follows:

Year Ended December 31	2025	2024
High for period	1.4714	1.4490
Low for period	1.6399	1.5132
Daily average rate at the end of the period	1.6089	1.4928

On February 23, 2026, the Bank of Canada daily average rate of exchange was €1.00 = C$1.6148.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

The following are some of the questions that you, as a Shareholder, may have in respect of the Transaction and answers to those questions. These questions are provided for convenience only and should be read in conjunction with this Circular.

What is the Transaction?

At the annual general and special meeting (the “Meeting”) of the Company’s holders of common shares (the “Shareholders”) to be held at 10:00 a.m. (EST) on March 30, 2026, the Shareholders will be asked to consider a resolution (the “Transaction Resolution”) to approve, among other things, the Company’s indirect acquisition of all of the issued and outstanding shares of Sanity Group GmbH (“Sanity” or “Sanity Group”) not currently held by the Company (the “Transaction“).

Pursuant to the share purchase agreement dated February 18, 2026 (the “Share Purchase Agreement”) entered into by and among the Company and, inter alia, the sellers (the “Sellers”) of the shares of Sanity Group listed in the Share Purchase Agreement, the Company, through an indirectly held German limited liability company that is a wholly-owned indirect subsidiary of the Company, will acquire all of the issued and outstanding shares of Sanity Group not currently held by the Company (the “Purchased Shares”).

In consideration for the Purchased Shares, the Company has agreed to pay the Sellers:

(a)	€80.0 million in cash (the “Closing Cash Consideration”) on the closing date of the Transaction (the “Closing Date”), except for BAT, which has opted to receive Shares of Organigram in lieu of cash consideration;

(b)	€33.4 million in common shares (the “Common Shares”) or, in the case of BT DE Investments Inc., a wholly owned subsidiary of British American Tobacco p.l.c., Class A preferred shares (the “Class A Preferred Shares”, and together with the Common Shares, the “Shares”) in the capital of the Company on the Closing Date, at a price of $3.00 per Share, representing a 71% premium to the $1.75 closing price of the Company’s Common Shares on the TSX on February 17, 2026, the last trading day prior to the date of the Share Purchase Agreement (the “Closing Share Consideration” and together with the Closing Cash Consideration, the “Closing Consideration”); and

(c)	up to €20 million in cash (the “Earnout Cash Consideration”) and up to €93.8 million in Shares (the “Earnout Shares”), dependent upon Sanity Group’s financial performance during the 12-month period following the closing of the Transaction (the “Earnout Period”), with the Earnout Shares being priced based on the volume-weighted average price of the Common Shares on the Toronto Stock Exchange (the “TSX”) for the twenty trading days on which there was a closing price for the Common Shares immediately preceding the settlement of such Shares, subject to a $3.00 floor and $4.00 cap (the “Earnout Share Consideration”, and together with the Earnout Cash Consideration, the “Earnout Consideration” and together with the Closing Consideration, the “Total Consideration”).

The Company has arranged the following financing commitments (each of which is conditional upon the closing of the Transaction and will close concurrently upon the closing of the Transaction) in order to fund the cash portion of the purchase price payable under the Share Purchase Agreement and certain expenses relating to the Transaction:

•	Credit Facilities with ATB Financial: Concurrently with the execution of the Share Purchase Agreement, the Company and ATB Financial entered into a commitment letter, pursuant to which ATB Financial committed, subject to the terms and conditions therein, to provide up to $60 million worth of senior secured credit facilities with ATB Financial to the Company (the “ATB Credit Facilities”).

•	Private Placement Financing with BAT: Following the execution and announcement of the Share Purchase Agreement, the Company and BAT entered into a subscription agreement (the “Subscription Agreement”), pursuant to which BAT has subscribed for 14,027,074 Shares of Organigram at a price of $3.00 per Share, for gross proceeds of $42.08 million, and also agreed to exercise certain existing top-up rights to subscribe for 9,897,356 Shares at a price of $2.335854 per Share, for gross proceeds of $23.12 million, for total gross proceeds of $65.2 million (the “Private Placement Financing”).

See the sections entitled “Source of Funds and Expenses for the Transaction” and “The Private Placement Financing”. See the section entitled “The Transaction”.

Can you tell me about Sanity Group?

Sanity Group is one of Europe’s leading pure-play cannabis companies, with a strong and growing presence across the continent’s regulated cannabis markets. Founded in 2018 and headquartered in Germany, Sanity operates at the forefront of one of Europe’s fastest-growing cannabis markets and has established a scalable European platform with expanding operations in Switzerland, the United Kingdom, Poland and Czechia. Sanity has developed a diversified and sophisticated commercial footprint across key segments of the cannabis value chain, including medical cannabis, regulated recreational pilot programs, and wellbeing products. Sanity benefits from deep regulatory expertise, strong distribution and logistics capabilities, and an extensive network of strategic partners across Europe.

Led by co-founder and Chief Executive Officer Finn Age Hänsel, Sanity is supported by an experienced executive management team with backgrounds spanning entrepreneurship, operational excellence, management consulting, enterprise scaling, supply chain logistics and brand development. This leadership has enabled Sanity to execute consistently across complex regulatory environments while scaling its business efficiently. Sanity has demonstrated strong financial performance and momentum, with revenues increasing from approximately €9 million in 2023 to €60 million in 2025, alongside significant gross margin expansion from approximately 15% to 47% over the same period. This performance reflects both disciplined execution and the company’s ability to capture share in rapidly expanding European cannabis markets. Through its established German platform and growing presence across Europe, including participation in multiple retail and recreational pilot programs, Sanity is well positioned to continue capitalizing on evolving regulatory frameworks and increasing patient and consumer demand across the region. For further information about Sanity Group, see “Information Concerning Sanity Group” and “Certain Pro Forma Financial Information Concerning Sanity Group” of this Circular.

What am I voting on in respect of the Transaction?

In order to effect the Transaction, at the Meeting, Shareholders are being asked to approve the Transaction Resolution authorizing:

(a)	the Company’s indirect acquisition of all of the issued and outstanding shares of Sanity Group, in accordance with the terms of the Share Purchase Agreement; and

(b)	the issuance of up to 96,287,602 Common Shares comprised of: (A) up to 54,789,134 Common Shares issuable to the Sellers (including BAT) pursuant to the Transaction; (B) up to 13,693,120 Common Shares issuable upon the conversion of 13,693,120 Class A Preferred Shares issuable to BAT pursuant to the Transaction; (C) as the Total Consideration for the Transaction is priced in Euros and the Company’s Common Share price is in Canadian dollars, up to 6,848,225 Common Shares issuable in the event there is a change in the Euro:CAD exchange rate resulting in a greater number of Shares being issuable than originally anticipated; (D) up to 14,027,074 Common Shares issuable upon the conversion of the 14,027,074 Class A Preferred Shares issuable to BAT pursuant to the Private Placement Financing; and (E) to address the accretion of the Class A Preferred Shares in accordance with their terms, up to an additional

6,930,049 Common Shares issuable upon the conversion of the Class A Preferred Shares in accordance with their terms.2

The Transaction and Private Placement Financing are considered “related party transactions” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). In addition, the Transaction (i) provides consideration to BAT (an insider of the Company) in aggregate of 10% or greater of the Company’s market capitalization, (ii) includes a private placement of Shares to BAT (an insider of the Company) greater than 10% of the number of currently outstanding Shares of the Company on a non-diluted basis, (iii) results in the number of Shares issuable to BAT (an insider of the Company) exceeding 10% of the number of outstanding Shares of the Company on a non-diluted basis, and (iv) results in the number of Shares issuable pursuant to the Transaction exceeding 25% of the number of currently outstanding Shares of the Company on a non-diluted basis. As a result, pursuant to MI 61-101 and the rules of the TSX, the Transaction Resolution will require the affirmative vote of at least a simple majority of the Shareholders, present or represented by proxy at the Meeting, excluding the votes attached to the Common Shares beneficially owned, or over which control or direction is exercised, by BAT, its affiliates and their respective directors and officers, in each case as of the Record Date, under section 5.6 of MI 61-101 and under subsections 604(a)(ii), 607(g)(ii), 611(b) and 611(c) of the TSX Company Manual (such Shareholders, the “Disinterested Shareholders”).

The Transaction Resolution is required to be approved by Disinterested Shareholders in order for the Company to close the Transaction.

The full text of the Transaction Resolution is attached as Appendix “B” to the Circular.

What level of Shareholder support is required to approve the Transaction Resolution?

The Transaction Resolution requires the following Shareholder approvals:

(a)	pursuant to the requirements of subsections 604(a)(ii), 607(g)(ii), 611(b) and 611(c) of the TSX Company Manual, a simple majority of the votes cast on the Transaction Resolution by Shareholders, present in person or represented by proxy at the Meeting and entitled to vote at the Meeting, excluding the votes attached to the Common Shares that are beneficially owned, or over which control or direction is exercised, by BAT and its affiliates; and

(b)	pursuant to MI 61-101, a simple majority of the votes cast on the Transaction Resolution by the Shareholders present in person or represented by proxy at the Meeting and entitled to vote at the Meeting, excluding the votes attached to the Common Shares that are beneficially owned, or over which control or direction is exercised, by BAT, its affiliates and their respective directors and officers, in each case as of the Record Date, required to be excluded for majority of the minority approval for the purposes of MI 61-101.

2 The issuance of the 9,897,356 Shares to be issued pursuant to the exercise of the existing top-up rights was previously approved by Shareholders on January 18, 2024. As such, Shareholders are not being asked to approve the issuance of those Shares at this Meeting.

The reasoning for the shareholder approval requirements is more particularly described under “The Transaction and Private Placement Financing under the TSX Company Manual” and “The Transaction and Private Placement Financing under MI 61-101”.

Why should I vote in favour of the Transaction?

The Transaction represents a compelling strategic step in advancing the Company’s long-term growth strategy by further expanding its presence beyond Canada and establishing a meaningful platform in the rapidly growing European cannabis market. By combining Organigram and Sanity, the Transaction brings together two market leaders and positions the Company to participate in the world’s two largest federally legal cannabis markets, while creating a scalable European operating footprint anchored in Germany.

The Transaction is expected to strengthen the Company’s business by acquiring a global pure-play cannabis company with a proven operating model and strong growth trajectory. Sanity has demonstrated accelerating revenue growth, increasing net revenue from approximately €9 million in 2023 to €60 million in 2025, and operates within a regulatory environment that the Board believes presents significant long-term opportunity. The Transaction is expected to enhance the Company’s financial flexibility and provide the strategic capital necessary to pursue further growth opportunities, expand its commercial reach across Europe and other international markets, and continue to invest in product innovation and next-generation cannabis formats.

What does the Board think of the Transaction?

The Board and the Company’s Investment Committee (the “Investment Committee”), after consulting with their financial and legal advisors and having undertaken a thorough review of and having carefully considered, among other factors, the terms of the Transaction, and after receiving an oral opinion from BMO Nesbitt Burns Inc. (“BMO Capital Markets”), which oral opinion was subsequently confirmed in writing, to the effect that, as of February 11, 2026, and based upon and subject to the assumptions, limitations and qualifications to be set forth in its written opinion, the consideration to be paid by the Company pursuant to the Share Purchase Agreement is fair, from a financial point of view, to the Company (the “Opinion”), has unanimously (with Craig Harris, Simon Ashton and Karina Gehring, being Board representatives nominated by BAT (collectively, the “BAT Nominees”), declaring an interest and abstaining) determined that the Transaction is in the best interests of the Company and that the terms and conditions of the Transaction are fair and reasonable to the Company . Accordingly, the Board has unanimously (with the BAT Nominees abstaining) approved the Transaction and recommends that you vote FOR the Transaction Resolution.

In the course of its evaluation, the Board considered a number of factors, as more particularly described under “Reasons for the Board’s Recommendation.”

What happens if the Transaction Resolution is not approved by the Shareholders?

In order for the Transaction to proceed, the Transaction Resolution must be approved by the requisite Shareholder thresholds, including approval by a majority of the Disinterested Shareholders entitled to vote thereon at the Meeting in accordance with the TSX Company Manual, and a “majority of the minority” of the Shareholders in accordance with MI 61-101. If the Transaction Resolution is not approved by the Shareholders, the Transaction will not be able to close. As the Private Placement Financing and the ATB Credit Facilities are each conditional upon completion of the Transaction, failure to obtain Shareholder approval would also result in the

Private Placement Financing and the ATB Credit Facilities not closing. As a result, the Company will not acquire Sanity Group and would not realize the anticipated strategic and operational benefits of the Transaction, including entry into key European cannabis markets and the associated growth opportunities.

In addition, if the Transaction is not completed, the market price of the Common Shares may be impacted to the extent that the market price reflects a market assumption that the Transaction will be completed. If the Transaction is not completed and the Board decides to seek another transaction, there can be no assurance that it will be able to find an equivalent or more attractive alternative.

Can Shareholders approve only a portion of the Transaction?

No. Shareholders are being asked to approve the Transaction as a whole. The Transaction was negotiated between the Company and Sanity Group as an integrated package and Shareholders may not vote to approve only parts of the Transaction.

When does the Company expect the Transaction will close?

The Transaction is anticipated to close in the second quarter of calendar 2026, subject to the satisfaction of certain closing conditions. The Private Placement Financing and ATB Credit Facilities are conditional on the closing of the Transaction and closing of the Private Placement Financing and ATB Credit Facilities will occur concurrently with the closing of the Transaction. However, it is not possible to state with certainty when or if the closing of Transaction will occur.

What approvals are required for the Transaction?

The Transaction is subject to the approval of the Transaction Resolution by not less than a majority of the votes cast, in person or by proxy, by the Disinterested Shareholders at the Meeting.

Completion of the Transaction is also subject to certain other closing conditions, including, among other things, receipt of all required regulatory approvals, including approval of the TSX and clearance under Germany’s foreign direct investment regime from the German Federal Ministry for Economic Affairs and Energy, and other customary closing conditions for a transaction of this nature. Organigram’s obligation to complete the Transaction is subject to the additional conditions, including the arrangement by Organigram, on terms and conditions satisfactory to it, of third-party financing, in an amount sufficient to pay the cash portion of the purchase price payable under the Share Purchase Agreement, which is expected to be satisfied by the closing of the Private Placement Financing and the ATB Credit Facilities. See “Regulatory & Shareholder Approvals” and “The Share Purchase Agreement” for further details.

What will the impact of the Transaction be on the Company?

Upon completion of the Transaction, the Company will indirectly acquire all of the issued and outstanding shares of Sanity Group, resulting in Sanity Group becoming a wholly-owned subsidiary of the Company. In connection with the closing, the Company will also enter into a credit agreement with ATB Financial to give effect to the ATB Credit Facilities, providing the Company with additional committed financing to support the Transaction and its ongoing operations. Following the closing of the Transaction, a representative of the Sellers, initially Mr. Max Konrad Narr, will be appointed to the Company’s Board for the duration of the Earnout Period, in accordance with the terms of the Share Purchase Agreement. For further information regarding

Mr. Max Konrad Narr, please see “The Transaction - Summary of the Share Purchase Agreement – Additional Covenants – Board Appointment”.

In addition, upon the closing of the Private Placement Financing, which will occur concurrently with the closing of the Transaction, the Company and BAT will enter into the second amended and restated investor rights agreement, which will amend and restate the existing investor rights arrangements dated January 23, 2024 between BAT and the Company (the “Second Amended and Restated IRA”) to, among other things, provide increased flexibility concerning debt financing transactions by Organigram and refresh the time periods with respect to certain provisions.

Are there risks I should consider in deciding whether to vote for the Transaction Resolution?

Yes. There are a number of risks you should consider in connection with the Transaction, which are described in this Circular under the heading “Risk Factors”. See “Risk Factors.”

What if I have other questions?

IF YOU HAVE ANY QUESTIONS OR NEED ASSISTANCE IN VOTING YOUR SHARES, PLEASE CONTACT OUR PROXY SOLICITOR, SODALI & CO, BY TELEPHONE AT 1-833-830-8205 (NORTH AMERICA) OR 1-289-695-3075 (OUTSIDE NORTH AMERICA), OR BY EMAIL AT ASSISTANCE@INVESTOR.SODALI.COM.

VOTING INFORMATION

Voting Shares and Record Date

The record date for the Meeting is February 23, 2026 (the “Record Date”). The Company’s transfer agent has prepared a list, as of the close of business on the Record Date, of the registered holders of the Company’s Common Shares. A holder of the Company’s Common Shares whose name appears on such list is entitled to vote the Common Shares on such list at the Meeting. Each Common Share entitles the holder to one vote on each item of business identified in the Notice of Meeting. As of the date of this Circular, there were 136,337,341 Common Shares issued and outstanding, each carrying the right to one vote. Other than (i) the contractual right to appoint three nominees currently held by BAT, and (ii) the contractual right for a representative of the Sellers, initially Mr. Max Konrad Narr, to be appointed to the Company’s Board upon the closing of the Transaction for the duration of the Earnout Period pursuant to the Share Purchase Agreement entered into by the Company in respect of the Transaction, no group of Shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. Pursuant to the amended and restated investor rights agreement dated January 23, 2024 (the “Amended and Restated IRA”), BAT and any other member of British American Tobacco and its affiliate are entitled to appoint (i) 30% of the Company’s Board for so long as their Partially Diluted Ownership Percentage (as defined in the Amended and Restated IRA) of the Company is at least 30%; (ii) 20% of the Board so long as their Partially Diluted Ownership Percentage of the Company is at least 20% from time to time; and (iii) 10% of the Board for so long as their Partially Diluted Ownership Percentage of the Company is at least at least 10% (but less than 15%). See the section entitled “The Transaction” in this Circular for further information.

Solicitation of Proxies

The solicitation of proxies is being made by or on behalf of management. It is expected that the solicitation of proxies will be primarily by mail, but proxies may also be solicited personally, by telephone or other form of correspondence. With respect to non-registered Shareholders, in accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Company distributed copies of the proxy-related materials to intermediaries for onward distribution to non-registered Shareholders. The intermediaries are required to forward the materials to non-registered shareholders in advance of the Meeting unless the non-registered shareholders have waived the right to receive them. The Company will pay the fees and costs of intermediaries for their services in transmitting proxy-related material.

The Company has also retained Sodali & Co as shareholder communications advisor and proxy solicitation agent to, among other things, assist in the solicitation of proxies. In connection with these services, Sodali & Co is expected to receive a fee of up to C$125,000 and will be reimbursed for its reasonable out-of-pocket expenses. The entire cost of solicitation will be borne by the Company. Shareholders may contact Sodali & Co by telephone at 1-833-830-8205 (North America) or 1-289-695-3075 (outside North America), or by email at assistance@investor.sodali.com.

The Company may utilize the Broadridge QuickVoteTM system, which involves non-objecting Beneficial Shareholders being contacted by Sodali & Co to obtain voting instructions over the telephone and relaying them to Broadridge (on behalf of the non-objecting Beneficial Shareholder’s intermediary). While representatives of Sodali & Co. are soliciting proxies on behalf of the Company’s management, Shareholders are not required to vote in the manner recommended by the Board. The QuickVoteTM system is intended to assist non-objecting Beneficial Shareholder in placing their votes; however, there is no obligation for any Beneficial Shareholders to vote using the QuickVoteTM system, and Beneficial Shareholders may vote (or change or revoke their votes) at any other time and in any other applicable manner described in this Circular. Any voting instructions provided by a Beneficial Shareholder using the QuickVoteTM system will be recorded and such Beneficial Shareholder will receive a letter from Broadridge (on behalf of the Beneficial Shareholder’s Intermediary) as confirmation that their voting instructions have been accepted.

Voting and Asking Questions at the Meeting

The Meeting will be held in person at 333 Bay Street, Suite 3400, Toronto, Ontario on March 30, 2026. For those Shareholders who are unable to attend the Meeting in person, the Company will make an audio-only telephone conference available for Shareholders to listen to the Meeting. No voting will occur on the audio conference. To join the audio-only telephone conference, please dial (646) 307-1963 (from Toronto) or (800) 715-9871 (toll-free) and quote the following reference number: 96766. Whether or not Shareholders are able to attend the Meeting in person, registered Shareholders and non-registered Shareholders are encouraged to vote in advance of the Meeting.

All Shareholders are strongly advised to carefully read the voting instructions below that are applicable to them.

Voting in Person as a Registered Shareholder

If a Shareholder attends the Meeting, and is a registered Shareholder, he, she or it may cast his, her or its vote(s) for each of his, her or its registered shares on any and all resolutions placed before the Meeting. If a Shareholder does not wish to vote for any matter proposed at the Meeting, the Shareholder may withhold his, her or its vote from, or vote his, her or its shares against, any resolution at the Meeting, depending on the specific resolution. All Shareholders should register with the transfer agent, TSX Trust Company, upon their arrival at the Meeting.

Registered Shareholders may also join the audio-only telephone conference by dialling (646) 307-1963 (from Toronto) or (800) 715-9871 (toll-free) and quote the following reference number: 96766.

Voting as a Non-Registered Shareholder

For non-registered Shareholders, whose shares are registered in the name of an Intermediary, which is usually a trust company, securities broker or other financial institution, such non-registered Shareholder’s Intermediary is entitled to vote the shares held by it and beneficially owned by the non-registered Shareholder on the Record Date. However, the Intermediary must first seek the non-registered Shareholder’s instructions as to how to vote their shares or otherwise make arrangements so that they may vote their shares directly. Non-registered Shareholders may vote their shares through such non-Shareholder’s Intermediary or in person at the Meeting by duly appointing themselves as proxyholder as described under the heading “Appointment and Revocation of Proxies – Non-Registered Shareholders”.

If a Shareholder attends the Meeting in person and is a non-registered beneficial Shareholder, that Shareholder will not be entitled to vote at the Meeting unless he, she or it contacts his, her or its intermediary well in advance of the Meeting and carefully follow its instructions and procedures.

Non-registered Shareholders that duly appoint themselves as proxyholder as described under the heading “Appointment and Revocation of Proxies – Non-Registered Shareholders”, may vote in person at the Meeting.

Non-registered Shareholders who have not duly appointed themselves as proxyholder will not be able to vote or ask questions at the Meeting, however such non-registered Shareholders may still attend the Meeting as guests. Non-registered Shareholders may also join the audio-only telephone conference by dialling (646) 307-1963 (from Toronto) or (800) 715-9871 (toll-free) and quote the following reference number: 96766.

Asking Questions at the Meeting

Registered Shareholders and non-registered Shareholders who have appointed themselves as proxyholder are eligible to ask questions during the Q&A portion of the Meeting in real time. Registered Shareholders and non-registered Shareholders who join the audio-only telephone conference may not ask questions at the Meeting.

Any questions pertinent to the Meeting that cannot be answered during the Meeting due to time constraints will be posted online and answered at https://investors.organigram.ca/. The questions and answers will be available on the Company’s investor page at https://investors.organigram.ca/ as soon as practicable after the Meeting and will remain available until one week after posting. The Chair of the Board has broad authority in all matters pertaining to the Meeting. To ensure that the Meeting is conducted in a timely manner, the Chair of the Board may exercise broad discretion with respect to, for example and without limitation, the questions and topics that will be addressed at the Meeting and the amount of the devoted to any question or topic.

If there are any matters of individual concern to a Shareholder and not of general concern to all shareholders, or if a question posed was not otherwise answered, such matters may be raised separately after the meeting by contacting the Company’s Director of Investor Relations by sending an email to investors@organigram.ca.

Appointment and Revocation of Proxies – Registered Shareholders

The following instructions are for registered Shareholders only. If a Shareholder is a non-registered beneficial Shareholder, the Shareholder should follow his, her, their or its Intermediary’s instructions on how to vote such Shareholder’s shares. Non-registered Shareholders should also refer to the discussion under “Appointment and Revocation of Proxies – Non-Registered Shareholders” in this Circular.

A registered Shareholder on the Record Date may vote at the Meeting or appoint a person to represent such Shareholder at the Meeting by proxy. A registered Shareholder may either instruct that person on how they want that person to vote, or let him, her, they or it determine how to vote the Shareholder’s shares. The persons named as proxyholders in the form of proxy are directors and/or officers of the Company. Each registered Shareholder has the right to appoint a person other than the person named in the accompanying form of proxy, who need not be a Shareholder, to attend and act for and on behalf of such registered Shareholder at the Meeting. Any registered Shareholder wishing to exercise such right may do so by inserting in the blank space provide in the applicable form of proxy the name of the person such registered Shareholder wishes to appoint as proxy holder and by duly delivering such proxy, or by duly completing and delivering another proper form of proxy, to the Company’s transfer agent within the time period and at the address set out below.

Registered Shareholders wishing to be represented by proxy at the Meeting are requested to complete, sign and date the accompanying form of proxy and return such proxy to the Company’s transfer agent, TSX Trust, located at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1, not later than 10:00 a.m. (Toronto time) on March 26, 2026 (or at least 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to any reconvened meeting in the event of an adjournment of the Meeting). Failure to complete or deposit a proxy properly may result in its invalidation. The time limit for the deposit of proxies may be waived by the Chair of the Company’s Board at his or her discretion without notice.

Registered Shareholders who wish to appoint a person other than the management nominees identified on the form of proxy, must carefully follow the instructions in this Circular and on their form of proxy. Failure to register the proxyholder with TSX Trust will result in the proxyholder not being able to vote or ask questions at the Meeting and only being able to attend as a guest. Guests will not be permitted to vote or ask questions at the Meeting.

Proxies given by Shareholders for use at the Meeting may be revoked at any time prior to their use by depositing an instrument in writing executed by the Shareholder or by their attorney authorized in writing or, if the Shareholder is a company, by an officer or attorney thereof duly authorized, with TSX Trust located at 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1 not later than 10:00 a.m. (Toronto time) on March 26, 2026 (at least 48 hours, excluding Saturdays, Sundays and holidays, prior to any reconvened in the event of an adjournment of the Meeting). Late proxies may be accepted or rejected by the chair of the Meeting in his or her discretion, and the chair is under no obligation to accept or reject any particular late proxy. The deadline for the deposit of proxies may be waived or extended by the chair of the Meeting at his or her discretion, without notice.

A registered Shareholder may also revoke their proxy at the Meeting provided that such Shareholder is a registered Shareholder whose name appeared on the Shareholders’ register of the Company as at the Record Date.

Appointment and Revocation of Proxies – Non-Registered Shareholders

The information set forth in this section is of significant importance to Shareholders who do not hold their Common Shares in their own name. A non-registered Shareholder is a Shareholder who beneficially owns shares that are registered in the name of an Intermediary such as a securities broker, financial institution, trustee, custodian or other nominee who holds shares on behalf of the Shareholder, or in the name of a clearing agency in which the intermediary is a participant. Pursuant to NI 54-101, the Company will distribute copies of proxy-related materials in connection with this Meeting to Intermediaries for onward distribution to non-registered Shareholders. Intermediaries have obligations to forward Meeting materials to non-registered Shareholders unless otherwise instructed by the Shareholder (and as required by regulation in some cases, despite such instructions).

Only registered Shareholders or their duly appointed proxy holders are permitted to vote at the Meeting. A non-registered Shareholder should follow the directions of the Intermediary with respect to the procedures to be followed in order to permit the non-registered Shareholder to direct the voting of shares beneficially owned by such Shareholder. A non-registered Shareholder wishing to attend and vote at the Meeting must insert their own name in the space provided for the appointment of a proxyholder on the voting instruction form or proxy form provided by the Intermediary and return it in accordance with the Intermediary’s directions. By doing so, non-registered Shareholders are instructing their nominee to appoint them as proxyholder. Failure to appoint themselves or another person as a proxyholder will result in the non-registered Shareholder not being able to vote or ask questions at the Meeting and only being able to attend as a guest. Guests will not be permitted to vote or ask questions at the Meeting.

Only registered Shareholders have the right to revoke a proxy. Non-registered Shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, contact their Intermediaries and arrange for their Intermediaries to change the vote and, if necessary, revoke their proxy.

Notice to Shareholders in the United States

The solicitation of proxies involves securities of a foreign private issuer (as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)) located in Canada and is being effected in accordance with the corporate laws of Canada and securities laws of the provinces and territories of Canada. The proxy solicitation rules under the Exchange Act are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces and territories of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces and territories of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely because the Company is a corporation existing under the laws of Canada. The Company exists under the laws of Canada, and all of its executive offices, administrative activities and assets are located outside the United States. In addition, most of the directors and officers of the Company are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to the jurisdiction of, or judgment by, a United States court.

Voting and Discretion of Proxies

On any ballot that may be called for, the Company’s shares represented by a properly executed proxy will be voted or withheld from voting in accordance with the instructions given on the proxy, and if the Shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. If no direction is given in a proxy with respect to any matter set out therein, the proxy will be voted FOR such matter. The form of proxy confers discretionary authority upon the person named in the proxy to vote as he or she sees fit with respect to amendments to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting or any adjournment of the Meeting. As of the date of this Circular, management of the Company is not aware of any such amendment or other matter to come before the Meeting.

Principal Holders of Voting Shares

The following table shows the names of the persons or companies who, to the knowledge of the directors and executive officers of the Company, as at the date hereof, beneficially own, or exercise control or direction, directly or indirectly, over voting securities of the Company carrying 10% or more of the voting rights of any class of voting securities.

Name of Shareholder	Number of Common Shares Owned[3]	Percentage of Outstanding Common Shares[4]
BT DE Investments Inc.	40,134,389	29.44%

BUSINESS OF THE MEETING

To the knowledge of the directors and executive officers of the Company, the only matters to be brought before the Meeting are those set forth in the accompanying Notice of Meeting, which are set out in further detail below.

RECEIPT OF FINANCIAL STATEMENTS

At the Meeting, Shareholders will receive and consider the audited consolidated financial statements of the Company for the twelve months ended September 30, 2025 (“Fiscal 2025”) and the auditor’s report on such statements. The Company’s audited consolidated financial statements have been filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. All Shareholders may request a paper copy of the audited consolidated financial statements by

3 Number of Common Shares held as of the date of this Circular.

4 Based on 136,337,341 issued and outstanding Common Shares as of the date of this Circular.

contacting TSX Trust Company toll free at 1-866-600-5869. The financial statements and the report of the auditor thereon do not require a vote at the Meeting.

ELECTION OF THE BOARD OF DIRECTORS

At the Meeting, it will be proposed that ten directors be elected to hold office for a term expiring at the close of the next annual general meeting, or until their successors are elected or appointed in accordance with the provisions of the Canada Business Corporations Act (the “CBCA”).

Pursuant to the Amended and Restated IRA, BAT and any other member of British American Tobacco and its affiliates are entitled to appoint (i) 30% of the Company’s Board for so long as their Partially Diluted Ownership Percentage (as defined in the Amended and Restated IRA) of the Company is at least 30%; (ii) 20% of the Company’s Board so long as their Partially Diluted Ownership Percentage (as defined in the Amended IRA) is at least 15%; and (iii) 10% of the Company’s Board for so long as their Partially Diluted Ownership Percentage (as defined in the Amended and Restated IRA) is at least at least 10% (but less than 15%).

BAT’s Partially Diluted Ownership Percentage (as defined in the Amended and Restated IRA) is currently greater than 30%, and as a result BAT has the right to designate 30% of the nominees to be elected to the Company’s Board. Simon Ashton, Karina Gehring and Craig Harris are BAT’s nominees to the Company’s Board. See the section entitled “The Transaction” in this Circular for further information.

In the absence of contrary instruction, the management appointee acting as a proxyholder will vote FOR of the appointment of the nominees who are named below. If any of the proposed nominees should for any reason be unable to serve as a director, the persons named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their discretion.

Advance Notice Provision

The Company’s advance notice provision (the “Advance Notice Provision”), which is included in the Company’s Amended and Restated By-Law No. 1, fixes a deadline by which Shareholders must submit director nominations prior to any meeting of the Shareholders. In the case of annual general meetings, advance notice must be delivered to the Company not less than 30 days prior to the date of the annual general meeting, provided, however, that if (a) the annual general meeting of Shareholders is called for a date that is less than 50 days after the date on which the first public announcement of the date of the annual general meeting was made, notice must be received not later than the close of business on the 10th day following the date on which the public announcement of the date of the annual general meeting if first made by the Company, and (b) the Company uses “notice-and-access” (as defined in NI 54-101) to send proxy related materials to Shareholders in connection with an annual general meeting, notice must be received not less than 40 days prior to the date of the annual general meeting. In the case of a special meeting of the Shareholders (which is not also an annual general meeting of the Shareholders), advance notice must be delivered to the Company not later than the close of business on the 15th day following the day on which the public announcement of the date of the special meeting of Shareholders is first made by the Company.

The Advance Notice Provision requires any Shareholder making a director nomination to provide certain important information about its nominee(s) with its advance notice. The Board may, in its sole discretion, waive any advance notice requirement. The Board believes that all Shareholders should be provided with sufficient disclosure and time to make appropriate decisions on the election of their board representatives, allowing Shareholders to fully participate in the director election process in an informed and effective manner. The Advance Notice Provision provides a transparent, structured, and fair director nomination process, consistent with the guidelines published by leading proxy advisory firms.

The Advance Notice Provision includes a provision providing for a forum for adjudication of certain disputes, whereby unless the Company approves or consents in writing to the selection of an alternative forum, the courts of the Province of Ontario and appellate courts shall be the sale and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim for breach of a fiduciary duty owed by any director or officer of the Company to the Company, (c) any action asserting a claim arising pursuant to any provision of the CBCA or the articles or by-laws of the Company (as either may be amended from time to time), or (d) any action asserting a claim otherwise related to the relationships among the Company, its affiliates and their respective Shareholders, directors and/or officers, but does not include claims related to the business carried on by the Company or such affiliates. Any person or entity owning, purchasing or otherwise acquiring any interest, including without limitation, any registered or beneficial ownership thereof, in the securities of the Company shall be deemed to have notice of and consented to the provisions of the by-laws.

The Company did not receive notice of a nomination in compliance with the Advance Notice Provision, and as such, any nominations other than nominations by or at the direction of the Board or an authorized officer of the Company will be disregarded at the Meeting.

Majority Voting

Pursuant to the CBCA, Shareholders are required to vote “for” or “against” (as opposed to “for” and “withhold”) nominees for the Board at an uncontested meeting. If a nominee does not receive a majority of the votes cast for their election, the nominee will not be elected and the Board position will remain open or, if in the case of incumbent directors, such director may continue in office until the earlier of (i) the 90th day after the election, or (ii) the day on which his or her successor is appointed or elected.

Principal Occupation during the Past 5 Years and Experience
Peter Amirault, Chair of the Board Toronto, Ontario, Canada Age: 65	Director Since: June 2, 2016 Independent: Yes Other Public Board Membership: N/A

Mr. Amirault has been the President of BML Group Limited in Toronto, a holding company with interests in real estate development and private investments, since 2009. Prior to joining BML Group, Mr. Amirault held varying executive roles including: President of Swiss Chalet North America for the Cara Group of Companies, CEO of Creemore Springs Brewery Ltd, Senior Vice President of Molson Coors Canada, Managing Director of Sleeman Brewing Ltd, along with senior roles at Nestlé Canada Inc. and The Premium Beer Company of Toronto. Mr. Amirault holds a BBA from Acadia University and an MBA from The Schulich School of Business. Mr. Amirault’s previous board experience and roles at senior management levels bring a wealth of knowledge to the Board and the Company.

Board/Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings[5]	Overall Attendance
Chair of Board and Ex officio member at Committee Meetings	Number of meetings attended 7 of 7 (100%)	N/A	100%
Securities Controlled or Directed as of the date of the Circular
Common Shares	Options	RSUs
40,000	36,078	267,502

5 Mr. Amirault regularly attends committee meetings from time to time as a guest.

Principal Occupation during the Past 5 Years and Experience
James Yamanaka, Director and Chief Executive Officer Toronto, Ontario Age: 58	Director Since: January 15, 2026 Independent: No Other Public Board Membership: N/A

Mr. Yamanaka is the former Global Head of Strategy for British American Tobacco, and has served as the Company’s Chief Executive Officer (CEO) and director since January 15, 2026. Mr. Yamanaka is a seasoned executive, having spent more than 20 years at British American Tobacco, with extensive experience in strategy and general management across Europe and Asia. As Global Head of Strategy at BAT, Mr. Yamanaka was instrumental in developing the Group strategy. Prior to his role as Global Head of Strategy, he served as Area Director for North Asia (Japan and South Korea), where he achieved record market share in Japan. Before his role in Asia, Mr. Yamanaka successfully transformed BAT’s Northern Europe Area from a traditional business into one positioned for rapid sustainable growth through the acquisition of a nicotine pouch business that has become the largest growth category for the BAT group. Mr. Yamanaka holds a BA in Political Science and Economics from UC San Diego, an M.S. in Foreign Service from Georgetown University, and an MBA from London Business School.

Board/Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings	Overall Attendance
Board	N/A	N/A	N/A
Securities Controlled or Directed as of the date of the Circular
Common Shares	Options	RSUs
Nil	Nil	Nil[6]

6 Mr. Yamanaka is entitled to certain starting equity grants pursuant to his employment agreement which are expected to be granted in the fiscal year 2026.

Principal Occupation during the Past 5 Years and Experience
Dexter John, ICD.D, Director Toronto, Ontario, Canada Age: 56	Director Since: December 17, 2018 Independent: Yes Other Public Board Membership: N/A

Mr. John, LLB, is currently the Chief Executive Officer of the Financial Services Regulatory Authority of Ontario and prior to that, he was the President and CEO of Sodali & Co. Mr. John has over 20 years of experience in the capital markets and has spent six years in structured finance where he executed over $4 billion in transactions. He worked at a major Canadian law firm as a Securities Associate, focusing on the public equities market with emphasis on mergers and acquisitions. In addition, Mr. John also has regulatory experience through his tenure at Investment Industry Regulatory Organization of Canada, the Ontario Securities Commission and the TSX. Mr. John also holds the ICD.D designation and currently serves on the board of the Financial Services Regulatory Authority of Ontario and The Institute of Corporate Directors (ICD).

Board/Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings	Overall Attendance
Board Audit Committee CGNS Committee Investment Committee	Number of meetings attended 7 of 7 (100%)	Number of Audit Committee meetings attended 4 of 4 (100%) Number of CGNS Committee meetings attended 4 of 4 (100%) Number of Investment Committee meetings attended 9 of 9 (100%)	100%
Securities Controlled or Directed as of the date of the Circular
Common Shares	Options	RSUs
2,828	20,000	164,720

Principal Occupation during the Past 5 Years and Experience
Geoffrey Machum, K.C. ICD.D, Director Halifax, Nova Scotia, Canada Age: 65	Director Since: February 25, 2020 Independent: Yes Other Public Board Membership: N/A

Mr. Machum is a Partner at Stewart McKelvey LLP, Atlantic Canada’s largest law firm and one of the top 15 largest firms in Canada. He previously served as Chairman of the firm’s Regional Partnership Board and on its Compensation Committee, its Human Resources and Governance Committee, as well as on its Audit and Finance Committee. Mr. Machum was awarded King’s Counsel (formerly Queen’s Counsel) in 2003, and has received repeated recognition by Lexpert, Best Lawyers, and Benchmark Canada for his extensive experience in practice areas including commercial litigation, directors and officers liability, corporate governance, insurance, construction law, and products liability. Mr. Machum also advises and presents on ESG related matters and currently serves as President and Member of the Board of Governors of the Canadian College of Construction Lawyers’. Mr. Machum previously served on the board of WildBrain Ltd., where he was the Chair of its Governance and Nomination Committee and member of its Human Resources and Compensation Committee and previously served on its Special Strategic Review Committee. Previously, he chaired the board of Halifax Port Authority, and served on the Governance, Human Resources and Audit and Finance Committees. He also serves as a director of Canada’s Walk of Fame. Mr. Machum holds a BA in Economics Political Science from Dalhousie University, and an LLB from University of New Brunswick. Mr. Machum also received ICD.D designation from Rotman School of Management in 2015.

Board/ Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings	Overall Attendance
Board CGNS Committee Compensation Committee	Number of meetings attended 7 of 7 (100%)	Number of Compensation Committee meetings attended 5 of 5 (100%) Number of CGNS Committee meetings attended 4 of 4 (100%)	100%
Securities Controlled or Directed as of the date of the Circular
Common Shares	Options	RSUs
1,125	20,000	117,628

Principal Occupation during the Past 5 Years and Experience
Sherry Porter, C.M., Director Halifax, Nova Scotia, Canada Age: 70	Director Since: December 17, 2018 Independent: Yes Other Public Board Membership: N/A

Ms. Porter is a seasoned executive with 30 years of experience with a myriad of organizations in Canada. She has held senior corporate roles with Sobeys Inc., Nova Scotia Power, Shoppers Drug Mart and The Caldwell Partners. She also has experience with trade associations in the grocery and retail drug area. She was the founding President & CEO of the Canadian Association of Chain Drug Stores, working with the CEOs of the traditional drug chains, mass merchants and grocery operations in Canada. Ms. Porter chaired the Board of Directors of the Nova Scotia Liquor Company from 2010-2017 and was a board member of Pharmasave Drugs (Atlantic) Ltd. From 2015 to 2023. She is currently a director and trustee of the National Arts Centre and serves as board member of the QEII Health Sciences Centre Foundation and the Symphony Nova Scotia Foundation. She is a past Vice Chair of Dalhousie University and a past Chair of the Human Resources, Governance and Nominating, and a past board member of the Halifax International Airport Authority.

Board/ Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings	Overall Attendance
Board Compensation Committee CGNS Committee	Number of meetings attended 7 of 7 (100%)	Number of Compensation Committee meetings attended 5 of 5 (100%) Number of CGNS Committee meetings attended 4 of 4 (100%)	100%
Securities Controlled or Directed as of the date of the Circular
Common Shares	Options	RSUs
25,875	20,000	188,036

Principal Occupation during the Past 5 Years and Experience
Stephen A. Smith, Director Etobicoke, Ontario, Canada Age: 68	Director Since: February 25, 2020 Independent: Yes Other Public Board Membership: Quarterhill Inc.

Mr. Smith is an accomplished executive with extensive leadership and managerial experience in complex, low margin and highly competitive retail environments. He currently serves on the board of directors of Quarterhill Inc, and previously served on the board of directors of CanPR Technology Inc. and Flow Beverage Corp. From 2020 to 2023, Mr. Smith served on the board of directors of Freshii Inc. From 2018 to 2019, Mr. Smith served on the board of directors of Newstrike Brands Ltd. (Lead Director and Audit Committee Chair). From 2013 to 2017, Mr. Smith served on the board of directors of CST Brands Inc., an SEC registrant (Audit Committee and Executive Committee). From 2014 to 2018, Mr. Smith held the position of Executive Vice President and Advisory Board Director of Jackman Reinvention, Inc., a privately held brand and strategy consulting firm in Toronto. From 2007 until 2013, Mr. Smith served as co-Chief Executive Officer and Chief Financial Officer of Cara Operations Limited (now Recipe Unlimited), Canada’s oldest and largest full-service restaurant company. From 1985 to 2007, Mr. Smith held various senior and executive level positions, including Executive Vice President, from 1999 to 2006, with Loblaw Companies Limited, the leading food and pharmacy retailer in Canada. Mr. Smith is a Chartered Professional Accountant (CPA, CA), and holds a Bachelor of Commerce degree from the University of Toronto.

Board/ Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings	Overall Attendance
Board Audit Committee Investment Committee	Number of meetings attended 7 of 7 (100%)	Number of Audit Committee meetings attended 4 of 4 (100%) Number of Investment Committee meetings attended 9 of 9 (100%)	100%
Securities Controlled or Directed as of the date of the Circular
Common Shares	Options	RSUs
12,575	20,000	195,886

Principal Occupation during the Past 5 Years and Experience
Marni Wieshofer, ICD.D, Director Los Angeles, CA, USA Age: 63	Director Since: January 12, 2021 Independent: Yes Other Public Board Membership: N/A

Ms. Wieshofer has more than thirty years of diverse experience, including Board membership at public and private companies, particularly in the U.S., international M&A, finance and bankruptcy and restructuring, primarily in media and entertainment. She was recognized by Variety magazine in the 2018 Dealmakers Impact Report. Previous roles have included CFO and EVP of Corporate Development at Lions Gate Entertainment Corporation, a multi-billion dollar global entertainment company, where she oversaw the company’s M&A and other strategic financial initiatives. Her background also includes being a Managing Director in Houlihan Lokey’s TMT Corporate Finance Group, based out of Los Angeles, providing M&A, capital markets, financial restructuring, and financial advisory services. Before joining Houlihan Lokey, Ms. Wieshofer was a Managing Director at MESA, a boutique advisory investment bank and prior to MESA, she was the SVP of M&A and CFO at Media Rights Capital. Ms. Wieshofer is a Chartered Professional Accountant (CPA, CA), holds an MBA from the Rotman School of Management at the University of Toronto and also holds the ICD.D designation.

Board/ Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings	Overall Attendance
Board Audit Committee Investment Committee	Number of meetings attended 7 of 7 (100%)	Number of Audit Committee meetings attended 4 of 4 (100%) Number of Investment Committee meetings attended 9 of 9 (100%)	100%
Securities Controlled or Directed as of the date of the Circular
Common Shares	Options	RSUs
10,000	20,000	173,005

Principal Occupation during the Past 5 Years and Experience
Simon Ashton, Director Staines-upon-Thames, Surrey, England Age: 57	Director Since: February 23, 2022 Independent: Yes Other Public Board Membership: N/A

Mr. Ashton has extensive expertise in finance and business leadership and was recently Group Head of New Categories and Combustibles Finance at BAT. Throughout his nearly 30-year career with BAT, Mr. Ashton has led various Finance teams across Europe, Asia, the Middle East and Africa driving revenue growth, leading business transformation initiatives and finding innovative solutions to economic challenges. In addition, he also spent time in M&A, Operations Finance, and Audit. Mr. Ashton is a Chartered Accountant and a member of the Institute of Chartered Accountants of England and Wales.

Board/ Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings	Overall Attendance
Board Audit Committee Investment Committee	Number of meetings attended 7 of 7 (100%)	Number of Audit Committee meetings attended 4 of 4 (100%) Number of Investment Committee meetings attended 9 of 9 (100%)	100%
Securities Controlled or Directed as of the date of the Circular
Common Shares	Options	RSUs
Nil	Nil	Nil

Principal Occupation during the Past 5 Years and Experience
Karina Gehring, Director London, England Age: 59	Director Since: January 18, 2024 Independent: Yes Other Public Board Membership: N/A

Bringing over 25 years of experience in marketing and trade at BAT, Mrs. Gehring is a seasoned executive proficient in commercial delivery, brand management, strategy, consumer insights and key account management. Leading diverse teams, she has played a pivotal role in transformative initiatives across Europe and Canada. She has successfully executed full portfolio brand repositioning, deepened BAT’s consumer understanding to foster connections beyond surface insights, and introduced innovative key account management programs. In her current role as the Global Lead Combustibles Category at BAT, Mrs. Gehring leverages extensive knowledge and leadership to advance BAT’s vision for new categories.

Board/ Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings	Overall Attendance
Board Compensation Committee	Number of meetings attended 7 of 7 (100%)	Number of Compensation Committee meetings attended 5 of 5 (100%)	100%
Securities Controlled or Directed as of the date of the Circular
Common Shares	Options	RSUs
Nil	Nil	Nil

Principal Occupation during the Past 5 Years and Experience
Craig Harris, Director Berkhamstead, England Age: 43	Director Since: July 29, 2024 Independent: Yes Other Public Board Membership: N/A

Mr. Harris brings over 20 years of experience as a commercial lawyer, with a background in private practice and legal and regulatory engagement roles for various corporations. He is currently the Assistant General Counsel – Corporate & Commercial Legal at BAT. In his role at BAT, Mr. Harris has contributed to a range of significant projects, including BAT’s US$49 billion merger with Reynolds American Inc., engaging for the creation of global regulations for BAT’s non-combustible nicotine products, and the establishment of BAT’s sponsorship and technology partnership with the McLaren Formula 1 team. Additionally, Mr. Harris sits on several BAT company boards, including B.A.T. International Finance plc, and is a member of the Investment Committee for Btomorrow Ventures, BAT’s venture capital arm. Prior to joining BAT, Mr. Harris qualified as a UK solicitor and practiced corporate law for eight years at the prestigious international law firm Allen & Overy (A&O). During his tenure at A&O, he completed secondments at GlaxoSmithKline plc and Petro-Canada. Furthermore, Mr. Harris served three full terms as a director and trustee of the London Borough funded charity Parks for London.

Board/ Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings	Overall Attendance
Board Investment Committee CGNS Committee	Number of meetings attended 7 of 7 (100%)	Number of Investment meetings attended 9 of 9 (100%) Number of CGNS meetings attended 4 of 4 (100%)	100%
Securities Controlled or Directed as of the date of the Circular
Common Shares	Options	RSUs
Nil	Nil	Nil

Appointment of Mr. Max Konrad Narr to the Board Following the Closing of the Transaction

Subject to the terms and conditions of the Share Purchase Agreement, the Company has agreed to appoint a representative of the Sellers, initially Mr. Max Konrad Narr, to the Board following the closing of the Transaction for the duration of the Earnout Period. In accordance with the Share Purchase Agreement, the Company expects that Mr. Max Konrad Narr (or any replacement nominee, if applicable) will stand for election at the Company’s next annual meeting held during the Earnout Period. For further information regarding Mr. Max Konrad Narr, please see “The Transaction – Summary of the Share Purchase Agreement – Additional Covenants – Board Appointment”.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed herein, to the knowledge of the Company, none of the proposed directors is, or has been within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any other company (including the Company) that:

(a)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

where “order” refers to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 days.

Except as disclosed herein, to the knowledge of the Company, none of the directors of the Company:

(a)	is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	within the 10 years before the date of this Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director

None of the proposed directors has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Mr. Stephen Smith was a director of MAV Beauty Brands Inc. (“MAV Beauty”) from 2018 to December 20, 2023. On November 14, 2023, MAV Beauty commenced voluntary proceedings under the Companies’ Creditors Arrangement Act (Canada) CCAA in the Ontario Superior Court of Justice (Commercial List) in order to facilitate a restructuring through a going-concern sale of substantially all of the assets of MAV Beauty. On November 20, 2023, the Ontario Securities Commission issued a cease trade order in respect of the trading of MAV Beauty’s securities for the failure to file certain periodic reports following the commencement of the CCAA proceedings. During the CCAA proceedings, on December 8, 2023, MAV Beauty completed a sale of substantially all of the assets of the company and its subsidiaries to an affiliate of Nexus Capital Management LP. The trading of MAV Beauty’s common shares on the TSX was halted and the

TSX delisted MAV Beauty’s common shares on December 21, 2023. Mr. Smith resigned as a director of MAV Beauty effective December 20, 2023. Mr. Smith was also a director of Flow Beverage Corp. (“Flow Beverage”). On September 4, 2025, Flow Beverage was placed into receivership on application by its senior secured creditors under the Bankruptcy and Insolvency Act (Canada). Substantially all of Flow Beverage’s assets were subsequently sold, on a going-concern basis, to an affiliate of its senior secured creditor. On September 19, 2025, the Ontario Securities Commission issued a cease trade order in respect of the trading of Flow Beverage’s securities in connection with the receivership proceedings. Following the sale, the TSX delisted Flow Beverage on October 13, 2025. Mr. Smith resigned as a director of Flow Beverage on September 2, 2025.

APPOINTMENT OF AUDITOR

On February 5, 2026, the Company’s Board, based upon a recommendation from the Company’s Audit Committee, determined that it would not ask PKF O’Connor Davies LLP to stand for reappointment as auditor at its next annual general meeting. On February 10, 2026, the Board proposed to appoint PricewaterhouseCoopers LLP as successor auditors of the Company to fill the vacancy created thereby. Shareholders are being asked to confirm the actions of the Board and appoint PricewaterhouseCoopers LLP as the auditors of the Company to hold office until the close of the next annual meeting of the Shareholders or until its successor is appointed, at the remuneration to be fixed by the Board.

In the absence of contrary instruction, the management appointee acting as a proxyholder will vote FOR the appointment of the firm of PricewaterhouseCoopers LLP as auditors of the Company and to authorize the Board to fix PricewaterhouseCoopers LLP’s remuneration.

Attached as Appendix “C” to this Circular are copies of the documents filed with the applicable securities regulatory authorities relating to the change of auditor of the Company, including the Notice of Change of Auditor, a letter from PKF O’Connor Davies LLP, as former auditors, and PricewaterhouseCoopers LLP, as successor auditors (collectively, the “Reporting Package”). The Reporting Package was filed under the Company’s profile on SEDAR+ and on EDGAR. As indicated in the Notice of Change of Auditor dated February 6, 2026 and the Updated Notice of Change of Auditor dated February 10, 2026, there were no reportable events, as such term is defined in paragraph 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations.

RE-APPROVAL OF UNALLOCATED AWARDS UNDER THE 2020 EQUITY INCENTIVE PLAN

The Company’s long-term omnibus equity incentive plan (the “2020 Equity Incentive Plan”) was initially approved by the Board on January 23, 2020, and by the Shareholders at the Company’s annual general and special meeting held on February 25, 2020, and subsequently re-approved by the Shareholders at the Company’s annual general and special meeting held on February 28, 2023. Under the rules of the TSX, shareholder approval is required for all unallocated equity-based incentive awards (“Awards”) under equity incentive plans such as the 2020 Equity Incentive Plan (which does not have a fixed maximum limit of securities issuable thereunder) every three years after the initial shareholder approval of the compensation arrangement. The 2020 Equity Incentive Plan is an important tool for the Company to attract and retain employees. Without the 2020 Equity Incentive Plan and the ability to grant Awards under it, the Company would lose an important part of its compensation plans available for attracting and retaining employees. Accordingly, the Company is seeking Shareholder approval for the Unallocated

Awards Resolution in accordance with the rules of the TSX. For a discussion of the terms of the 2020 Equity Incentive Plan, please refer to the section entitled “Equity Incentive Plans” below.

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass an ordinary resolution set forth in Appendix “A” to this Circular (the “Unallocated Awards Resolution”), re-approving all of the unallocated Awards issuable from treasury thereunder. To be effective, the Unallocated Awards Resolution must be passed by a simple majority of the votes cast thereon by the Shareholders present electronically or by proxy at the Meeting. Failure to obtain Shareholder approval will result in all unallocated Awards being cancelled and the Company will not be permitted to make further grants until Shareholder approval is obtained; however, all allocated Awards under the 2020 Equity Incentive Plan, such as Options (as defined herein) that have been granted but not yet exercised, will continue to be unaffected. If approval of the Unallocated Awards Resolution is obtained at the Meeting, the Company will not be required to seek further approval of the grant of unallocated Awards under the Equity Incentive Plan until March 30, 2029.

The Board has unanimously re-approved all unallocated Awards under the 2020 Equity Incentive Plan and recommends to Shareholders that they vote FOR the Unallocated Awards Resolution. Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote FOR the Unallocated Awards Resolution. A fully copy of the Unallocated Awards Resolution is attached as Appendix “A” to this Circular.

The Transaction

As set out in the Notice of Meeting, Shareholders will be asked to consider and vote on the Transaction Resolution at the Meeting, the full text of which is set out in Appendix “B” hereto.

The Company has entered into the Share Purchase Agreement dated February 18, 2026, by and among, inter alia, the Company and the shareholders of Sanity Group, pursuant to which the Company will indirectly acquire all of the issued and outstanding shares of Sanity Group.

Background to the Transaction

The entering into of the Share Purchase Agreement was the result of extensive arm’s length negotiations conducted among representatives of the Company, Sanity Group, BAT and their respective financial and legal advisors. The following is a summary of the material events, meetings, negotiations and discussions among the parties that preceded the public announcement of the Transaction on February 18, 2026.

Throughout the Company’s consideration of Sanity Group and the Transaction, Simon Ashton, Craig Harris and Karina Gehring, being BAT’s representatives on the Board, and Simon Ashton and Craig Harris, being BAT’s representatives on the Investment Committee declared their respective interests in the Transaction and abstained from all voting in connection therewith. In addition, at the meetings of the Board or the Investment Committee at which matters relating to the Company’s negotiations with BAT were considered, the Board and Investment Committee members held a separate session, excluding Simon Ashton, Craig Harris and Karina Gehring, as applicable, to discuss such matters.

Organigram was aware of Sanity Group as an emerging participant in the German cannabis market and, in the course of evaluating international investment opportunities, was subsequently introduced to Sanity Group’s management team through BAT, which had an existing investment in Sanity Group.

On June 24, 2024, Organigram announced a strategic investment in Sanity Group using proceeds from its Jupiter strategic investment pool (the “Jupiter Pool"). This investment was structured in the form of an unsecured convertible loan agreement of €11.5 million, together with approximately €2.5 million used to purchase existing equity interests in Sanity Group from certain shareholders, resulting in an initial minority equity position for Organigram in Sanity Group. The Jupiter Pool was established in 2024 with capital allocated by BAT, a strategic investor in Organigram, for the purpose of deploying capital into international cannabis and cannabinoid opportunities that complement Organigram’s core business and long-term growth strategy.

From early 2025 through July 2025, representatives of senior management of Organigram, Sanity Group and BAT engaged in informal discussions regarding a potential transaction pursuant to which the Company would acquire the remaining equity interests of Sanity Group. At an early stage of these discussions, the parties were generally aligned on the strategic and industrial rationale for a potential acquisition but held differing views with respect to, among other things, timing. During this period, the Company and Sanity Group continued to strengthen their commercial relationship while maintaining ongoing discussions regarding a potential future acquisition transaction.

To advance these discussions, Sanity provided the Company with limited financial information from time to time. In late July 2025, the Company engaged its Canadian legal counsel, Goodmans LLP (“Goodmans”), and German counsel, Hogan Lovells LLP (“Hogan Lovells”), and began preparations to submit a non-binding letter of intent (“LOI”). On July 21, 2025, Sanity provided the Company with additional financial information regarding Sanity Group, including an updated high-level business plan for the fiscal year 2026.

In August 2025, representatives of Goodmans advised the Board that they expected the Transaction would be subject to “minority approval” and “disinterested approval” by the Disinterested Shareholders in accordance with MI 61-101 and the rules of the TSX. They further advised the Board that a “formal valuation” under MI 61-101 was not expected to be required in connection with the Transaction.

On August 11, 2025, the Investment Committee held a meeting to review the proposed LOI. After receiving certain feedback from the Investment Committee, management of the Company continued to review and revise the draft of the LOI. On August 23, 2025, the independent members (collectively, the “Independent Investment Committee Members”) of the Investment Committee (excluding Simon Ashton and Craig Harris, being the BAT Nominees, who recused themselves and abstained from voting) approved the Company’s submission of the LOI to Sanity Group.

On August 25, 2025, the Company submitted a non-binding LOI to Sanity Group (the “August 25 LOI”). Under the August 25 LOI, Organigram proposed to acquire all of the issued and outstanding shares of Sanity Group not already held by Organigram on a cash-free and debt-free basis for consideration of up to approximately €250 million, payable through a combination of upfront consideration and contingent earnout consideration. The proposed upfront consideration amounted to €130 million and would be payable at closing through a combination of cash and Shares of Organigram, with certain shareholders of Sanity Group, including BAT (the “Independent Shareholders”), permitted to elect between receiving cash and share consideration. The maximum aggregate upfront cash consideration payable was €43.3 million. The upfront share consideration would be issued at a deemed price per share equal to the Euro foreign-exchange equivalent of the five-day volume-weighted average trading price (“VWAP") of Organigram’s Common Shares on the TSX immediately prior to execution of the Share Purchase Agreement, plus a 30% premium. In addition, the August 25 LOI contemplated contingent earnout consideration of up to approximately €120 million, payable in Shares of Organigram over a two-year period following closing, based on the achievement of specified net revenue and EBITDA targets by Sanity Group. The August 25 LOI contemplated a 75-day exclusivity period between Organigram and Sanity Group.

Following the submission of the August 25 LOI, Sanity Group advised the Company that its selling shareholders planned to retain Rothschild & Co (“Rothschild”) to act as their financial advisor in connection with the proposed Transaction. Discussions continued between representatives of management of the Company and Sanity Group regarding the terms of the August 25 LOI and the perspectives of the selling shareholders.

On September 5, 2025, representatives from Sanity Group’s management team made a presentation to the Investment Committee, which comprised, among other things, an overview of Sanity’s business.

From early to mid September 2025, discussions continued between representatives from Organigram and Sanity Group.

On September 18, 2025, the Investment Committee met to receive an update on the status of the Company’s discussions with Sanity Group and consider a proposed side letter from BAT indicating its support for the Transaction. The proposed side letter contemplated, among other things, BAT’s willingness to financially support the cash portion of the Transaction through a private placement investment in the Company and waive a covenant in the Company’s Amended and Restated IRA that restricts its ability to incur indebtedness to allow the Company to put a credit facility in place to fund a portion of the cash consideration that would be payable in connection with the Transaction. The Investment Committee discussed the potential submission of a revised LOI based on management’s recommendation and analysis of the additional information received from Sanity Group, and feedback from Sanity’s selling shareholders. The Independent Investment Committee Members approved the submission of the revised LOI as proposed by management.

From September until November 2025, Organigram, Sanity and Rothschild engaged in discussions on key commercial terms in respect of the Transaction, including the sufficiency of the proposed valuation, the form of consideration and the price at which Organigram shares would be issued. Additional due diligence information was provided to the Company for it to consider revising its financial model of Sanity.

Following discussions among the Company, certain shareholders of Sanity Group and members of Sanity Group’s management, on September 24, 2025, Organigram delivered a revised LOI (the “September 24 LOI”) to Sanity Group. Although the overall headline valuation of €250 million remained the same, the September 24 LOI reflected an increase in the portion of upfront cash consideration payable at closing, from approximately €43.3 million to approximately €80 million, with a corresponding reduction in the portion of upfront share consideration payable. The September 24 LOI also narrowed the earnout period from two years to one year and contemplated that the Sellers could elect a representative to be appointed to Organigram’s Board for the duration of the earnout period. The September 24 LOI granted a 75-day exclusivity period between Organigram and Sanity Group.

The special committee of the board of directors of Sanity Group (the “Sanity Special Committee”) met to discuss the September 24 LOI. On September 26, 2025, Rothschild was formally engaged by the selling shareholders of Sanity Group to act as their financial advisor in connection with the Transaction. On the same date, representatives of Organigram’s senior management met with representatives of Rothschild to provide an overview of the proposed Transaction, explain key components of the September 24 LOI and respond to questions.

Following these discussions, Organigram requested additional due diligence information from Sanity Group, including Sanity Group’s business plan and financial forecasts, in order to further refine its financial modelling. On October 20, 2025, Sanity Group and its advisors opened an electronic data room to facilitate Organigram’s due diligence review.

On October 24, 2025, the Investment Committee met to review and discuss further revisions being proposed to the September 24 LOI.

Throughout October 2025, Organigram engaged in parallel discussions with BAT regarding the proposed terms of a private placement and credit facilities intended to support the proposed transaction. During this period, Organigram, BAT and Sanity Group also discussed the potential establishment of a floor and cap on the price at which Organigram’s Shares would be issued to the selling shareholders and BAT.

On October 30, 2025, Organigram and Sanity Group executed a non-binding LOI (the “October 30 LOI”), and Organigram and BAT concurrently entered into a side letter in support of the Transaction (the “BAT Side Letter”). The October 30 LOI maintained the upfront consideration structure contemplated by the September 24 LOI. However, the October 30 LOI further refined the earnout framework, including (i) confirming that the earnout would be measured based on the achievement of specified financial performance metrics over the twelve-month earnout period, including revenue and EBITDA, (ii) setting out minimum performance thresholds and adjustment mechanisms, and (iii) noting that the earnout consideration would be payable solely in Shares of Organigram. The October 30 LOI granted a 60-day exclusivity period between Organigram and Sanity.

The BAT Side Letter indicated BAT’s support for the proposed Transaction and outlined the proposed terms of the Private Placement Financing. Pursuant to the BAT Side Letter, BAT acknowledged that the proposed Transaction was contemplated to be funded through a combination of existing cash resources, including amounts available under Organigram’s Jupiter Pool, a new credit facility, and a private placement with BAT for Shares of Organigram. The BAT Side Letter confirmed that the Private Placement Financing would contemplate a price per share reflecting a 25% premium to the twenty-day VWAP of Organigram’s Common Shares on the TSX, subject to a $3.00 floor and a $3.36 cap; provided, however, that the cap would not apply if the VWAP exceeded $3.36, in which case the Shares would be issued at the applicable VWAP without a premium. The BAT Side Letter further provided that the Private Placement Financing would include the exercise of BDI’s existing top-up rights under the Amended and Restated IRA at an average weighted price of $2.34 per Share and, to the extent that BAT’s ownership of the Company’s issued and outstanding Common Shares would otherwise exceed 30%, the issuance of Class A Preferred Shares. The BAT Side Letter also provided that, under no circumstances, would BDI’s economic ownership of Organigram exceed 49%, and that completion of the proposed Transaction would be a condition precedent to the closing of the Private Placement Financing.

Following the delivery of the October 30 LOI, Organigram and Sanity Group engaged in further discussions regarding the price per share applicable to the upfront share consideration and the earnout consideration. During these discussions, Organigram proposed that the deemed price per share for the upfront share consideration be aligned with the pricing contemplated in connection with the proposed Private Placement Financing with BAT, including a 25% premium to the twenty-day VWAP of Organigram’s Common Shares. Organigram also proposed that the deemed price per share applicable to the earnout consideration be determined as the higher of (i) an agreed floor share price and (ii) the five-day VWAP of Organigram’s common shares on the TSX at the time of issuance.

On November 4, 2025, Rothschild delivered comments on, and a counterproposal to, the October 30 LOI. Among other matters, Rothschild expressed the view that the pricing of the shares issued as upfront consideration in the proposed Transaction should not be fully harmonized with the pricing applicable to the proposed Private Placement Financing with BAT, noting that the proposed Transaction and the proposed Private Placement Financing were driven by different economic rationales. Rothschild further proposed that the earnout consideration be payable at a price per share based on the five-day VWAP of Organigram’s common shares on the TSX at the time of entry into the Share Purchase Agreement.

In November 2025, further discussions took place between the Company and Sanity regarding the share price framework for both the upfront consideration and the earnout consideration. From November 19 to November 21, 2025, certain members of the management of Sanity Group met in Toronto with members of Organigram’s management and for some meetings, a representative of BAT, to discuss aspects of the proposed Transaction requiring further negotiation, including matters relating to the calculation of EBITDA, cash flow, working capital, and due diligence of Sanity.

On December 15, 2025, a meeting was held in London, England, among members of Sanity Group, the Company’s Chief Strategy Officer, the Chair of the Board, the Chair of the Investment Committee and representatives of BAT to discuss remaining outstanding matters, including the proposed pricing floors and caps applicable to the price per share in respect of the share consideration and certain elements of the earnout framework, and the Private Placement Financing. Following these discussions, a revised letter of intent was prepared.

During the second half of December 2025, the parties negotiated the remaining outstanding commercial points and agreed to an indicative transaction timeline. Sanity Group refreshed a virtual data room and began populating it with requested due diligence materials, and dates were scheduled for in-person management presentations in Germany to be held in early January 2026. During this period, the Company assembled its internal due diligence team, reengaged its advisors and commenced its comprehensive due diligence review.

On December 17, 2025, the Company engaged Ernst & Young LLP (“Ernst & Young”) to conduct certain tax and financial due diligence and delivered an updated due diligence request list to Sanity Group. During this period, the Company also instructed its external legal counsel to continue updating the draft share purchase agreement in parallel with legal due diligence.

From January 5 to January 8, 2026, senior management of the Company and Sanity Group met in Berlin, Germany for management presentations and additional due diligence investigations. During these meetings, Sanity Group delivered detailed presentations regarding its business plan, strategy and operations, and the parties also held discussions to negotiate the draft share purchase agreement.

On January 8, 2026, the parties executed a non-binding letter of intent (the “January 8 LOI”). The January 8 LOI contemplated that the price per share applicable to the upfront share consideration would be set at a 25% premium to the twenty-day VWAP of Organigram’s Common Shares on the TSX, subject to a $3.00 floor and a $3.36 cap; provided, however, that the cap would not apply if the VWAP exceeded $3.36, in which case the Shares would be issued at the applicable VWAP without a premium. The price per share applicable to the earnout consideration was proposed to be the twenty-day VWAP on the TSX, subject to a $3.00 floor and a $4.00 cap. The January 8 LOI provided that Organigram would have the right, at its election, to satisfy all of the earnout consideration in cash. Pursuant to the January 8 LOI, Organigram and Sanity agreed to a sixty-day exclusivity period to complete due diligence and negotiate and execute definitive transaction agreements.

On January 12, 2026, the Company engaged BMO Capital Markets to act as financial advisor to the Board and the Investment Committee and, at the request of the Investment Committee, to prepare and deliver an opinion to the Investment Committee and the Board regarding the fairness, from a financial point of view, of the consideration to be paid by the Company pursuant to the Share Purchase Agreement in connection with the Transaction.

Throughout January 2026 and until February 16, 2026, the Company’s internal teams and external advisors, including Hogan Lovells and Ernst & Young, conducted legal, regulatory, financial and tax due diligence on Sanity Group.

In January 2026, representatives of Goodmans reconfirmed its advice to the Board that the Transaction would require “minority approval” and “disinterested approval” by the Disinterested Shareholders in accordance with MI 61-101 and the rules of the TSX. They also reconfirmed their advice to the Board that a “formal valuation” under MI 61-101 would not be required in connection with the Transaction.

During this period, the Company’s legal and financial advisors participated in discussions and negotiations with representatives of the Company and Sanity Group. In the course of these discussions, the parties negotiated the principal terms and conditions on which the Transaction would be completed. During this time, representatives of Hogan Lovells, together with counsel to Sanity Group and counsel to the selling shareholders, prepared and negotiated drafts of the proposed Share Purchase Agreement and the warranty and indemnity insurance policy for review and consideration by the parties.

In the latter part of January 2026, the Company commenced negotiations with ATB Financial regarding the documentation to finance the Transaction, including a commitment letter and fee letter, in respect of the proposed credit facilities intended to fund, in part, the proposed transaction.

On January 19, 2026, Hogan Lovells provided the Company’s management with a draft due diligence memorandum summarizing the results of its legal due diligence review of Sanity Group, which informed management’s assessment of the proposed Transaction.

On January 26, 2026, Ernst & Young provided a draft financial due diligence report in respect of their financial due diligence review of Sanity Group, which informed management’s assessment of the proposed Transaction.

On January 26, 2026, the Board met to receive an update from the Company’s senior management team regarding the Transaction. During the meeting, management provided an update on the status of negotiations toward a definitive agreement, progress on due diligence activities and the status of other conditions precedent to the completion of the Transaction. The Board requested that management complete its due diligence review, finalize negotiations of the proposed share purchase agreement and advance the satisfaction of the remaining conditions precedent for further consideration by the Board.

On February 5, 2026, the Board met again to, among other things, receive a further update from management of the Company on the status of the Transaction.

On February 11, 2026, the Board met with representatives of BMO Capital Markets and the Company’s external legal counsel to obtain an update from management of the Company on elements of the proposed transaction and to receive the oral opinion of BMO Capital Markets. At the meeting, BMO Capital Markets provided its oral opinion to the Investment Committee and the Board to the effect that, as of February 11, 2026, and based upon and subject to the assumptions, limitations and qualifications to be set forth in its written opinion, the consideration to be paid by the Company pursuant to the Share Purchase Agreement is fair, from a financial point of view, to the Company.

On February 12, 2026, Sanity Group informed Organigram that the Sanity Special Committee and the selling shareholders of Sanity had approved the Transaction, along with the entry by Sanity into the Share Purchase Agreement.

On February 13, 2026, the Board met to receive additional updates from senior management of the Company regarding the progression of the Transaction.

On February 16, 2026, the Board met again to consider the Transaction. During the meeting, members of senior management of the Company formally presented the updated terms of the Transaction. The Board considered the strategic benefits of a stronger relationship with Sanity Group, including Sanity Group’s established leadership position in the German cannabis market, its experienced management team, sophisticated commercial and distribution capabilities, deep regulatory expertise across multiple European jurisdictions and demonstrated ability to scale operations within evolving regulatory frameworks. In evaluating the proposed Transaction, the Board assessed the strategic merits of combining the Company’s platform with Sanity Group’s European footprint, the anticipated opportunities for growth and operational integration, the prospects for value creation over the short and long term and the risks in relation to the Transaction, as described further in this Circular. The Board also considered whether the Transaction was in the best interests of the Company. In reaching its determination, the Board, in consultation with its legal and financial advisors, considered a number of factors, including, among others: (i) the terms of the Share Purchase Agreement; (ii) the terms and pricing of the Transaction; (iii) management’s view and analysis of the Transaction; (iv) the Opinion provided by BMO Capital Markets; (v) that the Transaction must be approved by the TSX and Germany’s FDI regime; and (vi) that the Transaction was required to be approved by the Disinterested Shareholders.

During the afternoon of February 17, 2026, after discussion and consideration, the Board concluded that the Transaction would provide significant benefits to the Company and, on that basis, concluded that the Transaction was in the best interests of the Company. The independent members of the Board (with the BAT Nominees abstaining) unanimously approved the Transaction, along with the entry by the Company into the Share Purchase Agreement, ATB Commitment Letter and related matters.

On February 17, 2026, representatives of Organigram and Sanity, together with their respective legal counsel, settled the terms of the Transaction, the Share Purchase Agreement and related matters, and completed notarization of the Share Purchase Agreement in Germany. In the evening of February 17, 2026, Organigram executed and delivered the Share Purchase

Agreement and issued a press release prior to the opening of markets on February 18, 2026 announcing the Transaction.

In the evening of February 17, 2026, Organigram also entered into a commitment letter with ATB Financial in respect of the ATB Credit Facilities.

On February 18, 2026, the Company and BAT finalized the terms of the proposed private placement and settled the Subscription Agreement and Second Amended and Restated Investor Rights Agreement. Later that evening, the Board (with the BAT Nominees abstaining) approved the Private Placement Financing and the Company’s entry into the Subscription Agreement. Prior to markets opening on February 19, 2026, the Company issued a press release announcing the Private Placement Financing.

Information Concerning Sanity Group

Berlin-based Sanity Group, founded in 2018, is one of Europe’s most prominent and respected cannabis companies. Sanity Group has established a reputation for leadership across several key market segments, including medical cannabis, recreational pilot programs, and wellbeing products. Sanity Group is led by co-founder and CEO Finn Age Hänsel, supported by a seasoned executive management team. The team brings expertise in entrepreneurship, operational efficiency, scaling operations, logistics, and brand development. Sanity Group’s portfolio of leading brands reflects a strong commitment to excellence and innovation, securing its position at the forefront of growth within the rapidly expanding European cannabis sector.

Sanity Group’s primary operations are centred in Germany, which is recognized as one of Europe’s fastest growing medical cannabis markets. This growth is fuelled by increased adoption among physicians, broader patient access, and a favourable regulatory landscape following the 2024 cannabis law reform. The German medical cannabis market was valued at over €2 billion in 2025, serving approximately 800,000 patients. The market is forecasted to surpass €4.5 billion by 2028 expecting a 50% year-over-year growth rate, with the patient population expected to reach around 1.8 million (approximately 2% of the population), bringing it on par with other major global medical markets.

Sanity Group is a leader in the development and distribution of innovative cannabis pharmaceuticals and is on its way at becoming the number one independent European medical cannabis authority. Sanity is well-known in Europe for its non-psychoactive cannabinoids (i.e., CBD) and is at the forefront of research and development for producing high quality extracts for all operational business areas.

Sanity Group operates a diversified portfolio across various cannabis sectors and brand names, including:

(a)	Medical Cannabis. Medical cannabis brands such as Endosane Pharmaceuticals, which engages in clinical development of pharmaceutical treatments for schizophrenia as well as Avaay Medical and Zoiks which offer flower and alternative dosage forms for self-pay patients;

(b)	Recreational Cannabis. Recreational cannabis programs such as the Grashaus Projects, an ongoing pilot program focused on providing recreational cannabis products in different dosage forms;

(c)	Cannabis for Wellbeing. Wellbeing brands such as Vaay offering nutritional supplements targeting stress, sleep, and general wellbeing, with the goal of operating outside cannabis regulatory frameworks.

Through Sanity Group’s diverse portfolio and experienced senior management team, Sanity Group achieved an upfront valuation of €130 million in 2025, with net revenue of €19 million in the fourth quarter of 2025, producing a last quarter annualized multiple of 1.7x. The Company expects Sanity Group’s net revenue to continue to grow based on the previous three calendar quarters of 2026 reaching approximately €25 million. Sanity Group’s positive financial trajectory and market expertise positions Sanity Group as a compelling and strategic asset when engaging in global expansion.

Selected Pro Forma Unaudited Financial Information

The selected pro forma unaudited financial information has been prepared to illustrate the estimated impact of the Transaction on Organigram as if the acquisition of Sanity Group had been completed on the dates indicated. The pro forma information has been derived from, and should be read in conjunction with, Organigram’s audited consolidated financial statements for Fiscal 2025 which have been filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The selected pro forma unaudited financial information reflects certain assumptions and adjustments that management believes are reasonable and supportable under the circumstances, including the annualization of Sanity’s fourth quarter actual results (multiplied by four). The pro forma information is presented for illustrative purposes only and does not purport to represent what Organigram’s actual financial position or results of operations would have been had the Transaction been completed on the dates assumed, nor does it purport to project the future financial performance of Organigram following completion of the Transaction.

(in $C millions)	Organigram Calendar 2025 Actual Full Year	Sanity Calendar 2025 Q4 Annualized	Eliminations if Consolidated	Pro-Forma Consolidated
REVENUE
Gross Revenue	$433.5	$122.1	$(12.0)	$543.6
Excise Taxes	(153.5)	-	-	(153.5)
Net Revenue	280.0	122.1	(12.0)	390.0
Cost or sates	186.3	67.5	(12.0)	241.7
Gross margin before fair value adjustments	93.7	54.6	-	148.3
Realized fair value on inventories sold and other inventory charges	(71.0)	-	-	(71.0)
Unrealized gain on changes in fair value or biological assets	77.0	-	-	77.0
Gross margin	99.7	54.6	-	154.3

OPERATING EXPENSES
Selling, general and administrative	97.5	47.1	-	144.6
Research and development	10.7	-	-	10.7
Share-based compensation	3.5	-	-	3.5

(in $C millions)	Organigram Calendar 2025 Actual Full Year		Sanity Calendar 2025 Q4 Annualized	Eliminations if Consolidated	Pro-Forma Consolidated
Total operating expenses	111.6		47.1	-	158.8

(LOSS) GAIN FROM OPERATIONS	-	(11.9)	7.5	-	-	(4.5)
All non-operating items	-	16.3	(8.0)	-	-	8.3
(LOSS) GAIN BEFORE TAX	-	4.4	(0.5)	-	-	3.9

INCOME TAX EXPENSE (RECOVERY)
Current, net	-		-	-	-
Deferred Net	(13.8)		-	-	(13.8)
NET AND COMPREHENSIVE INCOME (LOSS)		$18.2	$(0.5)	$-		$17.7

Note 1: Unaudited Sanity calendar 2025 Q4 financial statements have been annualized (multiplied by four). Non-operating expenses for the period includes a non-recurring adjustment of $5.4 million related to the recognition of expected credit losses associated with the Sanity Group balance.

Note 2: The Company’s fiscal year runs from October 1 to September 30. However, the pro forma financial information presented in this Circular has been prepared on a calendar-year basis (January 1 to December 31).

Recommendation of the Board

The Board and Investment Committee, after consulting with their financial and legal advisors and having undertaken a thorough review of and having carefully considered, among other factors, the terms of the Transaction, and after receiving an oral opinion from BMO Capital Markets, which oral opinion was subsequently confirmed in writing, to the effect that, as of February 11, 2026, and based upon and subject to the assumptions, limitations and qualifications to be set forth in its written opinion, the consideration to be paid by the Company pursuant to the Share Purchase Agreement is fair, from a financial point of view, to the Company, has unanimously (with the BAT Nominees abstaining from voting) determined that the Transaction is in the best interests of the Company and that the terms and conditions of the Transaction are fair and reasonable to the Company. Accordingly, the Board has unanimously (excluding the BAT Nominees) approved the Transaction and recommends that you vote FOR the Transaction Resolution.

Reasons for the Board’s Recommendation

In making its recommendation that Shareholders vote FOR the Transaction Resolution, the Board carefully considered a number of factors, including those listed below. The Board based its recommendation upon the totality of the information presented to and considered by it in light of its knowledge of the business, financial condition and prospects of the Company, after having undertaken a thorough review of, and having carefully considered the terms of, the Transaction, and after consulting with its legal advisors.

The following summary of the information and factors considered by the Board is not intended to be exhaustive, but includes a summary of the material information and factors considered in the consideration of the Transaction. In view of the variety of factors and the amount of information considered in connection with the consideration of the Transaction, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its conclusions and recommendations. The Transaction was determined to be in the best interests of the Company and unanimously (excluding the BAT Nominees) approved by the Board. The Board recommends that Shareholders vote FOR the Transaction Resolution.

•	Positions the Company as a Leader in the Global Cannabis Market. The Transaction accelerates Organigram’s expansion into global cannabis markets by establishing a leading position in Germany, the world’s second-largest federally legal cannabis market after Canada, valued at over €2 billion in 2025 and serving approximately 800,000 patients, with market forecasts projecting continued growth beyond €4.5 billion by 2028. Through exposure to Germany, the UK, Switzerland and Poland, the Company will be well positioned to capture growth in rapidly expanding European markets.

•	Creates a Vertically Integrated European Hub and Sophisticated Commercial Footprint. The Transaction will provide the Company with a vertically integrated European footprint, embedding a highly skilled local leadership team and a strong network of strategic partners in the global cannabis supply chain. Entering the European supply chain with Sanity Group’s deep network will position the Company to sell significantly greater volumes of high-margin flower, creating the ability to capture more of the value chain. The Company will capitalize on Sanity Group’s sophisticated commercial capabilities across Germany, Poland, the UK, and Switzerland and engage in Sanity Group’s regulatory expertise, which is critical to navigating new markets.

•	Financially Accretive Acquisition with Strong Growth and Profitability Profile. The Transaction is expected to be financially accretive to the Company, delivering meaningful and strategic scale to the Company’s revenue and profitability. In 2025, Sanity Group demonstrated consistent net revenue growth from €9 million in 2023 to €60 million in 2025, including €19 million generated in the fourth quarter of 2025, with continued profitability anticipated. Sanity Group has achieved consistent gross margin improvements, from 14.5% in 2023 to 47.2% in 2025, and based on Sanity Group’s internal estimates, has grown to the second largest market share position in the German cannabis market as of November 2025.

•	Establishes a European Retail Presence and Credibility for Future Pilot Projects. The Company will gain immediate access to the Swiss retail market through Sanity Group’s two established pilot project locations. Sanity Group’s pilot project experience and established branding will enhance the Company’s credibility for future pilot projects in new European markets, specifically as the global regulatory landscape continues to evolve.

•	Expansion of Organigram Brand and Intellectual Property. The Transaction will provide the Company with the opportunity to implement its industry leading brands and intellectual property into new global markets and support the expansion of its strategic partnerships. Sanity Group's portfolio of brands reflects shared values surrounding innovation, whereby the Company can expand its focus on new developments including a suite of emulsions, novel vapour formulations, flavour innovations, and packaging solutions. The Company anticipates the expansion and collaboration with Sanity Group’s established brands will deliver market share and revenue growth for the Company by appealing to a broad range of consumers seeking new, progressive cannabis formats.

•	Negotiated Transaction and Likelihood of Closing. The Transaction is the result of a comprehensive negotiated process to develop terms and conditions that have been deemed reasonable in the judgement of the Board and various advisors. Accordingly, the Transaction is subject to a limited number of standard closing conditions, those including approval of the Transaction by the Disinterested Shareholders (as discussed below), clearance by the German Ministry of Economics and Energy, listing approval by the TSX, and the ability to terminate the Transaction upon the any law or order rendering the Transaction illegal.

•	Structured Alignment of Interests. The Transaction has been negotiated and drafted to align the interests of all parties. As a condition precedent for any Earnout Consideration to be paid to the Sellers, Sanity Group must generate a minimum amount of EBITDA during the Earnout Period, ensuring Sanity Group remains self-sustaining from a cashflow perspective before consideration of working capital needs. The Earnout Consideration structure incentivizes continued growth and operational excellence of Sanity Group, while encouraging a smooth integration of the Company and its operations in Europe.

•	Opinion. The Board and Investment Committee received the Opinion from BMO Capital Markets concluding that, as of February 11, 2026, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be paid by the Company pursuant to the Share Purchase Agreement is fair, from a financial point of view, to the Company.

•	Shareholder Approval. The Transaction will not be completed unless the Transaction Resolution is approved by the requisite thresholds, including disinterested shareholder approval, being greater than 50% of the Common Shares voting at the meeting, excluding the votes attached to the Common Shares beneficially owned, or over which control or direction is exercised, by BAT and its affiliates under the rules of the TSX Company Manual, and "majority of the minority" approval under MI 61-101, being approval by a simple majority of votes cast by the shareholders of the Company, excluding the votes attached to the Common Shares beneficially owned, or over which control or direction is exercised, by BAT, its affiliates and their respective directors and officers, in each case as of the Record Date. See “The Transaction and Concurrent Placement Under MI 61-101” and “The Transaction and Concurrent Placement Under The TSX Company Manual”.

SUMMARY OF The Share Purchase Agreement

The following summary of the Share Purchase Agreement does not purport to be a complete description of all the parties’ rights and obligations thereunder and is qualified in its entirety by reference to the full text of the Share Purchase Agreement. A copy of the Share Purchase Agreement is available on the Company’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov.

Transaction Overview

In connection with the Transaction, the Company has incorporated a wholly-owned German limited liability company that will acquire all of the issued and outstanding shares of Sanity pursuant to the terms of the Share Purchase Agreement.

The Share Purchase Agreement was entered into on February 18, 2026 (the “Signing Date”) by and among the Company, Sanity Group, the Sellers’ Parties (as defined in the Share Purchase Agreement) (collectively, the “Sellers’ Parties” and each, a “Seller”) and Blitz 25-645 GmbH (“German Holdco”) and Blitz 25-646 GmbH (the “Purchaser”), German limited liability companies that are wholly-owned subsidiaries of the Company.

As of the Signing Date, the Sellers collectively held 77,349 shares of Sanity (the “Sanity Shares”), Sanity held 4,000 Sanity Shares in treasury, representing the Purchased Shares, and the Company held 1,567 Sanity Shares. Pursuant to the terms of the Share Purchase Agreement, the Company, through the Purchaser, will acquire all of the issued and outstanding Sanity Shares not already owned by the Company, resulting in Sanity becoming a wholly-owned subsidiary of the Company following completion of the Transaction.

Consideration

As consideration for the Purchased Shares, the Company has agreed to pay:

•	€80.0 million in cash consideration on the Closing Date of the Transaction; and

•	€33.4 million of share consideration, currently expected to consist of 4,139,748 Common Shares and, in the case of BAT, 13,693,120 Class A Preferred Shares in the capital of the Company for a deemed price per Share of $3.00, representing a 71% premium to the $1.75 closing price of the Common Shares on the TSX on February 17, 2026, the last trading day prior to the date of the Share Purchase Agreement.

The Sellers’ Parties may also be entitled to earn-out consideration based on the financial performance of Sanity during the Earnout Period. The earn-out is calculated based on a notional valuation determined by equally weighting net revenue and EBITDA, with net revenue multiplied by 1.75x and EBITDA multiplied by 12.5x, as further described in the Share Purchase Agreement.

Subject to the achievement of applicable performance thresholds and certain adjustments, the earn-out consideration may consist of:

•	up to €20 million in cash consideration; and

•	up to €93.8 million of share consideration, currently expected to consist of 50,649,376 Common Shares, to be issued at a deemed price per Share equal to the volume-weighted average trading price of the Company’s Common Shares on the TSX for the twenty trading days immediately preceding settlement, subject to a $3.00 floor and $4.00 cap.

The Closing Consideration is subject to a post-closing adjustment to reflect the actual cash, debt and working capital of Sanity Group as of the Closing Date, as determined in accordance with the terms of the Share Purchase Agreement.

BAT’s Consideration under the Share Purchase Agreement

BAT is a shareholder of both Organigram and Sanity and has elected to receive Shares of Organigram for its consideration under the Share Purchase Agreement in lieu of cash for its interest in Sanity Group.

The Share Purchase Agreement contains a provision which limits BAT’s ownership of the Company’s Common Shares, such that if, after giving effect to the Closing Share Consideration or Earnout Share Consideration, as applicable, the aggregate number of Common Shares beneficially owned or controlled, directly or indirectly, by BAT, its affiliates, associates, related parties and any joint actors, would exceed 30% of the issued and outstanding Common Shares (the “30% Threshold”), BAT will be issued the greatest number of Common Shares issuable under the Closing Consideration or Earnout Consideration, as applicable, without exceeding the 30% Threshold, and thereafter, shall be issue the balance of the Shares as Class A Preferred Shares.

The Class A Preferred Shares are convertible initially on a one-for-one basis, with the conversion rate increasing at a rate of 7.5% per annum until such time as the holders of Class A Preferred Shares would beneficially own 49.0% of the aggregate number of Common Shares issued and outstanding.

Pursuant to the Transaction, BAT is currently expected to receive 13,693,120 Class A Preferred Shares as Closing Share Consideration and 6,625,559 Common Shares as Earnout Share Consideration (assuming the floor earnout share price of C$3.00, and that the full earnout is achieved).

Company and Seller Warranties

The Share Purchase Agreement contains customary warranties of Sanity and its subsidiaries, including fundamental representations relating to corporate authority, good standing, absence of insolvency proceedings and ownership and governance matters, as well as business representations relating to, among other things, financial statements, assets, material contracts, intellectual property, employment matters, regulatory compliance, permits, insurance and legal proceedings.

The Company, German Holdco and the Purchaser have given customary warranties relating to certain matters, including without limitation, the following: enforceability, corporate power, litigation, reservation for issuance of Closing Share Consideration and Earnout Share Consideration, sufficient funds, no material adverse change since the Purchaser’s most recent publicly filed financial statements, the free tradability of the Closing Share Consideration and insolvency.

Closing Conditions

Mutual Closing Conditions

The Share Purchase Agreement provides that the obligations of the parties to complete the Transaction are subject to the following mutual conditions precedent:

•	receipt of clearance of the Transaction under Germany’s foreign direct investment regime from the German Ministry of Economics and Energy (the “FDI Approval”);

•	the required approvals, consents and authorizations of the securities regulatory authorities necessary to give effect to the Share Purchase Agreement, including approval by the TSX and notification to the NASDAQ, must have been obtained; and

•	there must be no law enacted, order, legal proceeding or other legal or regulatory restraint that has the effect of making the transactions contemplated illegal or prevents, restrains or otherwise prohibits the consummation of the transactions contemplated (collectively, the “Mutual Closing Conditions”).

Purchaser’s Additional Closing Conditions

The Share Purchase Agreement provides that the obligations of the Company to consummate the Transaction are subject to the satisfaction of the following conditions precedent:

•	there having been no Material Adverse Change (as defined below) between the Signing Date and the closing date of the Transaction;

•	the Purchaser having obtained, on terms and conditions satisfactory to the Purchaser in its sole discretion, third-party financing (which the Company anticipates will be satisfied through the Private Placement Financing and the ATB Credit Facilities);

•	approval of the Transaction by the Company’s shareholders; and

•	the representations and warranties of Sanity contained in the Share Purchase Agreement must be true and correct as of the Closing Date (collectively, the “Purchaser Closing Conditions”).

Interim Period Covenants

During the period from the Signing Date until closing of the Transaction (the “Interim Period”), the Sellers’ Parties and Sanity have covenanted that, as applicable and to the extent permitted by law:

•	the business of Sanity and its subsidiaries will be managed in accordance with good business practices and in the ordinary course;

•	Sanity and its subsidiaries will use best efforts to comply with all material applicable laws and maintain all licenses, consents and authorizations necessary to carry on the businesses of Sanity and its subsidiaries;

•	Sanity and its subsidiaries will use best efforts to preserve customer and supplier relationships in the ordinary and usual course consistent with past practice;

•	Sanity and its subsidiaries will use best efforts to preserve their assets in good working condition and in the ordinary course of business; and

•	Sanity and its subsidiaries will keep proper accounting records, making true and complete entries of all dealings and transactions.

The Sellers’ Parties and Sanity have further covenanted that during the period from the Signing Date until the Closing Date that (i) none of the following matters will occur or be agreed to with respect to Sanity and its subsidiaries, and (ii) the Sellers’ Parties and Sanity will not vote in favour of any of the following matters in any shareholders or board meeting of Sanity or any subsidiary, without the prior consent of the Purchaser: (a) no shareholder resolutions will be approved, (b) no amendments will be made to the constating documents or capital structure of Sanity or any of its subsidiaries, (c) no dividends or other distributions will be declared or paid, (d) no Sanity Shares will be sold, transferred or encumbered, (e) no liquidation, merger or restructuring will be undertaken, (f) no material assets or equity interests will be disposed of, (g) no material agreements will be terminated, (h) no mass layoffs of employees will be conducted, (i) no directors or key employees will be hired, terminated or have their terms of employment materially amended, (j) no directors will be appointed or removed, and (k) no other actions specified in the Share Purchase Agreement will be taken or voted in favour of at any shareholders’ or board meeting of Sanity or any of its subsidiaries.

Sanity and the Sellers’ Parties, as applicable, have covenanted that, on or before the closing of the Transaction, all Related Party Agreements (as defined in the Share Purchase Agreement), shall be terminated by mutual agreement, effective as of the closing date of the Share Purchase Agreement.

Additionally, Sanity has covenanted that prior to the Signing Date, (i) the Sellers’ Parties and Sanity have entered into a Payment Undertaking Agreement (as defined under the Share Purchase Agreement) pursuant to which the Sellers’ Parties have acceded as additional debtors to the claims of all virtual share option plan (“VSOP”) beneficiaries, triggered by reason of the Transaction and (ii) that the Sellers’ Parties have unconditionally settled any such claims with the VSOP beneficiaries in full without recourse against Sanity. Sanity shall, no later than ten (10) business days after the signing date of the Share Purchase Agreement, ensure each VSOP beneficiary is notified of the Transaction and their respective entitlements and is requested to waive such rights.

Consents and Approvals

The Purchaser and Sanity have agreed to use reasonable efforts to ensure that the Mutual Closing Conditions are fulfilled as soon as practically possible and remain fulfilled until the Closing Date.

In addition, the Purchaser, Sanity and the Sellers’ Parties have agreed to use commercially reasonable efforts to obtain the FDI Approval. Sanity has agreed to provide to the Purchaser information necessary to prepare the relevant filings and documents and information requested by the German Ministry of Economics and Energy, in each case as expeditiously as possible. In the event the German Ministry of Economics and Energy does not approve the Transaction and issues a remedy or should threaten to do so, the Purchaser, the Sellers’ Representative (as defined in the Share Purchase Agreement) and Sanity will consult in good faith with the view to find a solution which will result in the approval of the Transaction or the non-issuance or cancellation of such remedy. However, no party is obliged to propose or commit to any remedy that would materially restrict or affect the future business activities of the Purchaser, its affiliates, or Sanity and its subsidiaries.

Additional Covenants

Board Appointment

Subject to certain conditions, the Company has agreed to appoint a representative of the Sellers, initially Mr. Max Konrad Narr, to the Board following the closing of the Transaction for the duration of the Earnout Period. In accordance with the terms of the Share Purchase Agreement, the Company expects that Mr. Max Konrad Narr (or his replacement, if applicable) will stand for election at the Company’s next annual meeting during the Earnout Period.

Since October 2020, Mr. Max Konrad Narr has held several positions at Sanity Group, including Director of Strategy & M&A, where he was responsible for the set-up and integration of new acquisitions, and Managing Director and Chief Investment & Strategy Officer, where he was responsible for managing Sanity’s portfolio of assets and growth strategies. Mr. Max Konrad Narr is currently the Managing Director of Endosane Pharmaceuticals GmbH, a subsidiary of Sanity, and acts as a Strategic Advisor to Sanity for several initiatives involving the Company. Mr. Max Konrad Narr is also Co-Founder and General Partner at Blue Forest Ventures, a new venture capital fund focused on early-stage and deep-tech startups.

Prior to joining Sanity Group, Mr. Max Konrad Narr was a Law Clerk at Baker & McKenzie and later held varying executive roles including Commercial Director at BNT Chemicals GmbH and General Counsel and Head of Investor Relations at IBU-tec advanced materials AG. Mr. Max Konrad Narr completed his legal education, including both state law examinations, at Humboldt University of Berlin Law School and a Global Executive MBA from INSEAD Business School.

Conduct of Business During Earnout Period

Following the Closing Date, the Purchaser must allow Sanity and its subsidiaries to continue in the ordinary course of business consistent with past practice and with the due care and diligence of an orderly and prudent businessman conducted on or prior to the Closing Date for the duration of the Earnout Period, subject to compliance with certain operating procedures.

Indemnification

General Indemnification Obligations

The Purchaser agrees to indemnify the Sellers’ Parties for damages incurred as a result of a breach of any Fundamental Warranties (as defined in the Share Purchase Agreement). Further, the Sellers’ Parties agree to indemnify the Purchaser for any breach of a Sellers’ Warranty (as defined under the Share Purchase Agreement) and in the event of any breach, the Sellers’ Parties will provide the Purchaser with “restitution in kind,” by either, at the choice of the Purchaser (i) restoring the Purchaser to the position it would have been had the breach not occurred or (ii) if subsection (i) is not possible, pay to the Purchaser an amount for the respective damage, expense, liabilities, costs or other disadvantage, as applicable.

The Sellers’ Parties will further indemnify and hold harmless the Company from all damages arising out of or in connection with the VSOP, other than VSOP beneficiaries who have signed a valid VSOP declaration and claims settled by Sellers’ Parties under the VSOP Payment Undertaking Agreement (as defined in the Share Purchase Agreement).

Further, the parties will indemnify each other for certain Tax Warranties and obligations (as defined and described further under the Share Purchase Agreement).

The Company has obtained a warranty and indemnity insurance policy customary for transactions of this nature. The policy is intended to provide coverage for certain losses arising from breaches of the Seller Parties’ warranties under the Share Purchase Agreement, subject to customary terms, conditions, exclusions and limitations.

Redemption Rights

Pursuant to the terms of the Share Purchase Agreement, if any Seller fails to satisfy any claim(s) of the Purchaser for compensation of any damages pursuant to a breach by such Seller of a Sellers’ Warranty, Indemnities, Tax Warranties or the Tax Indemnity (each as defined under the Share Purchase Agreement) and such breach is not cured within ten (10) business days after such claims have been acknowledged by the Seller or confirmed by final legal title, each Seller unconditionally and irrevocably grants the Company the right to redeem, without consideration, any Closing Share Consideration and/or Earnout Share Consideration received by the Seller to satisfy such claim(s) (the “Redemption Right”). The number of Shares to be redeemed by the Company pursuant to the Redemption Right shall be determined based on the value of the applicable damages divided by the applicable price per Share at the time of such claim.

The Share Purchase Agreement does not impose a limitation on the number of Shares that may be redeemed by the Company under the Redemption Right, however, the terms of the Share Purchase Agreement provide that a Sellers’ liability cannot exceed the portion of the purchase price received by the Seller under the Share Purchase Agreement, subject to certain exceptions. Accordingly, if the Company redeemed the maximum number of Shares under the Redemption Right from a Seller, such Seller’s interest in the Company would be extinguished.

The Board discussed the terms of the Redemption Right when considering whether to approve the Share Purchase Agreement and determined that including the Redemption Right in the Share Purchase Agreement was in the best interests of the Company.

Releases

The Sellers’ Parties agree not to bring any claim which it may have against Sanity, any of its subsidiaries, a present or former officer, director, or employee of Sanity or any of its subsidiaries, arising out of any information or advice provided or omitted by such persons which a Seller relied on when making a representation, giving a Sellers’ Warranty, Tax Warranty, preparing any documentation related to the Transaction or otherwise agreeing to the terms of the Share Purchase Agreement.

The Purchaser also agrees that neither the Purchaser or any of its affiliates, excluding Sanity and its subsidiaries after closing of the Transaction, have any rights against, and will waive and will not bring any claim against any director of any of Sanity and its subsidiaries, on whom the Purchaser may have relied before entering into the Share Purchase Agreement.

The foregoing does not include any claim the Sellers’ Parties or the Purchaser may bring against an officer, director or employee who is alleged to have acted fraudulent or with wilful misconduct.

Termination

Subject to the terms and conditions in the Share Purchase Agreement, if any of the Mutual Closing Conditions or the Purchaser Closing Conditions have not been fulfilled by August 18, 2026, the parties have the ability terminate the Share Purchase Agreement upon written notice to the other parties.

Non-Competition and Non-Solicitation

The Share Purchase Agreement includes non-competition and non-solicitation covenants applicable to a founder of Sanity, Finn Age Hänsel and an entity in which such founder is the sole shareholder (collectively, “Mr. Hänsel”), for a period of three years following closing. During such period, and subject to the terms of the Share Purchase Agreement, Mr. Hänsel is prohibited from establishing a competing business, acquiring interests in competing businesses (other than minority interests for investment purposes or equity in the Company), or serving as a consultant or advisor to competing businesses. Mr. Hänsel is also not permitted to solicit, entice or induce any employee, agent, officer, director or vendor, or knowingly solicit, entice or induce any customer of Sanity.

Lock-Up Restrictions

The Shares issued to the Sellers’ Parties (and to the Trustors (as such term is defined in the Share Purchase Agreement) in respect of the Earnout Shares), excluding any Shares issued to BAT, are subject to certain lock-up restrictions. Each of the Sellers’ Parties (and the Trustors (as such term is defined in the Share Purchase Agreement) in respect of the Earnout Shares) agree, subject to the terms of the Share Purchase Agreement, that: (i) for the first three month period after receipt of the Shares not to make any dispositions, and (ii) for the subsequent three month period after receipt of the Shares not to dispose of more than 50% of such Shares. Thereafter, the Sellers’ Parties may dispose of all of its remaining Shares if they so choose.

Opinion OF BMO CAPITAL MARKETS

In deciding to approve the Transaction, the Investment Committee and the Board received and considered, among other things, the Opinion, which was subsequently confirmed in writing. The Opinion was provided for the exclusive use of the Investment Committee and the Board in considering the Transaction and may not be used or relied upon by any other person or for any other purpose without the prior written consent of BMO Capital Markets. The full text of the Opinion, which sets forth, among other things, the assumptions made, procedures followed, information reviewed, limitations and qualifications, matters considered by BMO Capital Markets in rendering the Opinion, is attached hereto as Appendix “D”.

The Opinion does not constitute a recommendation as to how any Shareholder or any other person should vote or act on any matter relating to the Transaction. BMO Capital Markets was not asked to prepare and has not prepared a formal valuation or appraisal of the securities or assets of the Company, Sanity or of any of their respective subsidiaries, and the Opinion should not be construed as such. The Opinion is not, and should not be construed as, advice as to the price at which the securities of the Company may trade at any time. The Opinion does not address the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company.

Engagement of BMO Capital Markets

The Company initially contacted BMO Capital Markets regarding a potential advisory assignment in October 2025. BMO Capital Markets was formally engaged by the Company and the Investment Committee pursuant to an agreement dated January 12, 2026 (the “Engagement Agreement”), to prepare and deliver to the Investment Committee and the Board the Opinion.

Compensation Paid to BMO Capital Markets

BMO Capital Markets will receive a fixed fee for rendering the Opinion, no part of which is contingent on the conclusion of the Opinion or the successful completion of the Transaction. The Company has also agreed to reimburse BMO Capital Markets for its reasonable out-of-pocket expenses and to indemnify BMO Capital Markets against certain liabilities that might arise out of its engagement.

Credentials of BMO Capital Markets

BMO Capital Markets is one of North America’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North

America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions.

The Opinion represents the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of officers of BMO Capital Markets who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters.

Independence of BMO Capital Markets

Neither BMO Capital Markets, nor any of its affiliates, is an insider or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder) of the Company, Sanity or any of their respective affiliates (collectively, the “Interested Parties”).

BMO Capital Markets has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than: (i) acting as financial advisor to the Company and the Investment Committee pursuant to the Engagement Agreement; and (ii) acting as financial advisor to the Company in connection with the acquisition of Motif Labs Ltd in 2024. In addition, BMO Capital Markets may provide currency hedging arrangements in connection with the Transaction.

Other than as set forth above, there are no understandings, agreements or commitments between BMO Capital Markets and any of the Interested Parties with respect to future business dealings. BMO Capital Markets may, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

BMO Capital Markets and certain of its affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have or have had and may in the future have positions in the securities of one or more of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more Interested Parties for which BMO Capital Markets or such affiliates received or may receive compensation. As investment dealers, BMO Capital Markets and certain of its affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the Interested Parties or the Transaction. In addition, Bank of Montreal, of which BMO Capital Markets is a wholly-owned subsidiary, or one or more affiliates of Bank of Montreal, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

Conclusion

On February 11, 2026, the Investment Committee and Board received an oral opinion of BMO Capital Markets to the effect that, as of February 11, 2026, and based upon and subject to the assumptions, limitations and qualifications to be set forth in its written opinion, the consideration to be paid by the Company pursuant to the Share Purchase Agreement is fair, from a financial point of view, to the Company. The oral opinion was subsequently confirmed by delivery of the written Opinion.

This summary of the Opinion is qualified in its entirety by reference to the full text of the Opinion attached hereto as Appendix D. Shareholders are urged to, and should, read the Opinion.

Sources of Funds and Expenses for the Transaction

The Company has arranged the following financing commitments (each of which is conditional upon the closing of the Transaction and will close concurrently upon the closing of the Transaction) in order to fund the cash portion of the purchase price under the Share Purchase Agreement and certain related expenses of the Company for the Transaction.

•	ATB Credit Facilities: Concurrent with the execution of the Share Purchase Agreement, the Company entered into commitment letter with ATB Financial for senior secured credit facilities of up to $60.0 million from ATB Financial, acting as sole lead arranger and bookrunner (the “ATB Credit Facilities”). The ATB Credit Facilities consists of: (a) a $40.0 million senior secured facility comprised of a $10.0 million operating line and a $30.0 million revolving credit facility; and (b) a $20.0 million senior secured non-revolving credit facility.

•	Private Placement Financing with BAT: Following the execution and announcement of the Share Purchase Agreement, the Company and BAT entered into a Subscription Agreement, pursuant to which BAT will subscribe for an aggregate of 14,027,074 Shares at a price of $3.00 per Share, for gross proceeds of $42.08 million, and will exercise certain existing top-up rights to acquire an additional 9,897,356 Shares at a price of $2.335854 per Share, for gross proceeds of approximately $23.12 million, resulting in total gross proceeds of $65.2 million. The net proceeds of the Private Placement Financing will be used to fund the cash portion of the purchase price for the Transaction and related transaction expenses. The Company expects to issue 14,027,074 Class A Preferred Shares in connection with the Private Placement Financing.

The estimated fees, costs and expenses of the Company in connection with the Transaction, including, without limitation, fees of financial and tax advisors, legal and accounting fees and printing and mailing costs are expected to be approximately $6,900,000.

The Private Placement Financing

Following the execution and announcement of the Share Purchase Agreement, the Company and BAT entered into the Subscription Agreement. Pursuant to the terms of the Subscription Agreement, BAT will subscribe for 14,027,074 Shares at a price of $3.00 per share, for gross proceeds of $42.08 million and the exercise of certain existing top-up rights to subscribe for 9,897,356 Shares at a price of $2.335854 per Share, for gross proceeds of approximately $23.12 million, for total gross proceeds of $65.2 million. The proceeds from the Private Placement Financing will be used to fund the cash component of the Transaction and for transaction expenses.

In connection with the closing of the Private Placement Financing, the Company and BAT intend to enter into the Second Amended and Restated IRA, which will amend and restate the existing Amended and Restated IRA to, among other things, provide increased flexibility concerning debt financing transactions by Organigram and refresh the time periods with respect to certain provisions.

Summary of the Subscription Agreement

The following summary of the Subscription Agreement does not purport to be a complete description of all the parties’ rights and obligations thereunder and is qualified in its entirety by reference to the full text of the Subscription Agreement. A copy of the Subscription Agreement is available on the Company’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov.

Consideration

Pursuant to the terms of the Subscription Agreement, BAT has agreed to will (i) exercise its existing top-up rights under an Amended and Restated IRA to purchase 9,897,356 Shares at a price of $2.335854 per Share, for an approximate aggregate total of $23,118,778, and (ii) subscribe for 14,027,074 Shares at a price of $3.00 per Share, on a private placement basis, for an approximate aggregate total of $42,081,222, resulting in gross total proceeds of $65.2 million (the “Subscription Proceeds”). The issuance of the 9,897,356 Shares to be issued pursuant to the exercise of BAT’s existing top-up rights was previously approved by Shareholders on January 18, 2024. As such, Shareholders are not being asked to approve the issuance of those Shares at the Meeting.

With respect to issuances of Shares under Subscription Agreement, to the extent BAT’s ownership of Shares in the Company exceeds 30.0% of the total issued and outstanding Common Shares on a post-issuance basis, BAT would, in lieu of Common Shares, be issued non-voting Class A Preferred Shares. The Class A Preferred Shares are convertible initially on a one-for-one basis, with the conversion rate increasing at a rate of 7.5% per annum until such time as the holders of Class A Preferred Shares would beneficially own 49.0% of the aggregate number of Common Shares issued and outstanding.

Representations and Warranties and Covenants

The Subscription Agreement contains customary representations and warranties made by the Company to BAT in respect of the Company, and customary representations and warranties made by BAT to the Company in respect of BAT.

The Subscription Agreement contains a covenant of the Company to use commercially reasonable efforts to obtain required regulatory approvals for the Private Placement Financing, including the approval by the TSX (the “TSX Approval”) and the notification to the NASDAQ (the “NASDAQ Notification”) for the Company’s listing of the Common Shares issuable under the Private Placement Financing (including the Common Shares issuable under the Class A Preferred Shares).

The Subscription Agreement contains a voting and support covenant of BAT in connection with the approval of matters related to the Transaction and Private Placement Financing at the Meeting, which require BAT to vote in favour of the Transaction and Private Placement Financing, including voting against any action, proposal, transaction or agreement that could reasonably be expected to impede, delay, prevent, interfere with, frustrate or discourage the approval of the Transaction or the Private Placement Financing.

In addition, the Company has covenanted not to issue or obligate itself to issue any securities from the date of the Subscription Agreement until the date that is six months following closing of the Private Placement Financing except: (i) with the prior written consent of BAT, not to be unreasonably withheld, conditioned or delayed, (ii) as permitted under the Company’s Equity Incentive Plans (as defined in the Subscription Agreement), (iii) as expressly permitted under the Subscription Agreement or pursuant to BAT’s top-up rights and pre-emptive rights under the Amended and Restated IRA, or (iv) at a price that is at or above the $3.00 per Share prescribed under the Subscription Agreement; (v) pursuant to the Company’s earn-out obligations under the

Share Purchase Agreement; or (vi) in accordance with the terms of the Share Purchase Agreement.

Conditions Precedent to the Closing

Closing of the Private Placement Financing is subject to the satisfaction or waiver of the following mutual closing conditions in favour of each of BAT and the Company, including: (i) all approvals, consents and authorizations necessary for the consummation of the Private Placement Financing have been obtained, including the TSX Approval (which shall be subject only to customary conditions) and the NASDAQ Notification; (ii) no order issued by a Governmental Authority (as defined in the Share Purchase Agreement”), and no statute, rule, regulation or executive order promulgated or enacted by a Governmental Authority, enjoins, prohibits or otherwise makes illegal the consummation of the Private Placement Financing; (iii) no material claim, at law or in equity, shall be pending or threatened by any person, governmental authority or securities regulator in connection with the Private Placement Financing; (iv) no order having the effect of suspending the issuance or ceasing the trading of any of the Common Shares issued or made by any governmental authority, securities regulator or stock exchange shall be in effect; and (v) all of the conditions precedent to the obligation of the Company to effect the closing of the Transaction as set forth in the Share Purchase Agreement shall have been satisfied or waived (other than those conditions that, by their terms, cannot be satisfied until closing under the Share Purchase Agreement).

The closing of the Private Placement Financing is also conditional on the following conditions in favour of BAT: (i) the Company shall have performed and complied in all material respects with all covenants and agreements required by the Subscription Agreement to be performed or complied with by it on or prior to the closing date; (ii) the Company shall have made, or caused to be made, all of the required deliveries; (iii) the consummation of the Private Placement Financing is not reasonably expected to result in a BAT Material Adverse Effect (as defined in the Subscription Agreement); and (iv) the Share Purchase Agreement shall not have been altered, amended or otherwise modified or supplemented or any provision or condition therein waived, nor any consent granted, if such alteration, amendment, modification, supplement, waiver or consent would be materially adverse to the interests of the Company or BAT, without BAT’s prior written consent (acting reasonably).

The closing of the Private Placement Financing is also conditional on the following conditions in favour of the Company: (i) BAT shall have performed and complied in all material respects with all covenants and agreements required by the Subscription Agreement to be performed or complied with by it on or prior to closing; and (ii) BAT shall have made, or caused to be made, the required deliveries, including total gross subscription proceeds of $65.2 million.

Termination of the Subscription Agreement

The Subscription Agreement will terminate automatically on the closing, upon termination in accordance with its terms, or automatically on August 18, 2026, whichever is earlier.

Prior to the closing date, the Subscription Agreement may be terminated by: (i) the mutual written agreement of the parties; (ii) by the Company or BAT, if the Share Purchase Agreement is validly terminated in accordance with its terms; (iii) by the Company, if the mutual conditions or the conditions in favour of the Company cannot be satisfied on or before the closing date; or (iv) by BAT, if the mutual conditions or the conditions in favour of BAT cannot be satisfied on or before the closing date.

If BAT terminates the Subscription Agreement as a result of the consummation of the Private Placement Financing resulting from a BAT Material Adverse Effect (as defined in the Subscription Agreement) on or before the closing date, prior to or concurrently with the termination of the Subscription Agreement, BAT is required to pay a termination fee to the Company.

Use of Proceeds

Unless otherwise consented to in writing by BAT in advance, the Company shall use the Subscription Proceeds for the sole purpose of (i) funding the cash portion of the purchase price payable by the Company to Sanity Group for the Transaction pursuant to the Share Purchase Agreement, and (ii) paying transaction expenses in connection with the Transaction.

Closing

According to the terms of the Subscription Agreement, the Private Placement Financing will close concurrently with, and is conditional upon, the closing of the Transaction.

Board Approval of the Private Placement Financing

In respect of the Private Placement Financing, the Board, along with its financial and legal advisors, considered the terms of the financing relative to alternative funding structures and market conditions, considering factors such as pricing, dilution, cost of capital, and the strategic alignment between the Company and BAT. After careful consideration, including the evaluation of other funding options, the Board unanimously determined (excluding the BAT Nominees) that the terms of the Private Placement Financing were fair, reasonable, and in the best interest of the Company.

The Transaction and Private Placement Financing Under The TSX Company Manual

The TSX Company Manual requires shareholder approval in certain circumstances where a listed issuer issues securities in connection with an acquisition. As described below, the Transaction Resolution is subject to Disinterested Shareholder approval under the TSX Company Manual.

Disinterested Shareholder Approval

BAT is considered an “insider” of the Company under the TSX Company Manual, as it beneficially owns and exercises control or direction over more than 10% of the Company’s issued and outstanding Common Shares. As of the Record Date, the Company had 136,337,341 Common Shares issued and outstanding, of which BAT beneficially owns or controls 40,143,389, representing approximately 29.44% of the issued and outstanding Common Shares as of the Record Date.

Issuance of Securities to an Insider Exceeding 10% of Market Capitalization under Section 604(a)(ii)

Section 604(a)(ii) of the TSX Company Manual requires disinterested shareholder approval for a transaction where securities are issued or issuable to an “insider” of an issuer, as consideration for an acquisition, in an amount equal to or greater than 10% of the issuer’s market capitalization, calculated on a non-diluted basis, during any six-month period.

The TSX Company manual defines “market capitalization” as the aggregate market price of all outstanding equity securities, being the product of (i) the market price and (ii) the total number of equity securities outstanding as at the calculation date. As of the date of the Share Purchase Agreement, the fair market value of the consideration being issued to BAT under the Share Purchase Agreement was $60,956,036. As of the date of the Share Purchase Agreement, the Company’s market capitalization is $282,238,439, as calculated in accordance with the rules of the TSX Company Manual. As the fair market value of the consideration paid to BAT under the Share Purchase Agreement exceeds 10% of the Company’s market capitalization, the Transaction is subject to approval by the Disinterested Shareholders pursuant to Section 604(a)(ii) of the TSX Company Manual, and BAT is not permitted to vote its Shares in respect of such approval.

Issuance of Securities to an Insider Exceeding 10% of the Issued and Outstanding Shares under Section 611(b)

Additionally, Section 611(b) of the TSX Company Manual requires disinterested shareholder approval for a transaction where the number of securities issued or issuable to “insiders,” together with any securities issued to insiders for acquisitions during the preceding six months, in payment of the purchase price for an acquisition exceeds 10% of the number of securities of the issuer which are outstanding on a non-diluted basis.

For the purposes of the calculation under Section 611(b), Section 611(g) of the TSX Company Manual requires any securities issued or issuable on a completion on which the acquisition is contingent or otherwise linked to be included in the total. As the proceeds of the Private Placement Financing are being used to fund the cash portion of the Transaction, the securities issuable to BAT under both the Transaction and the Private Placement Financing must be aggregated.

Pursuant to the Transaction and the Private Placement Financing, the Company expects to issue to BAT 6,625,559 Common Shares and 13,693,120 Class A Preferred Shares under the Transaction and 14,027,074 Class A Preferred Shares under the Private Placement Financing. The aggregate value of securities issuable to BAT in connection with the Transaction and the Private Placement Financing exceeds 10% of the Company’s issued and outstanding Shares, on a non-diluted basis. Accordingly, the Transaction is subject to approval by the Disinterested Shareholders under Section 611(b) of the TSX Company Manual.

Issuance of Securities of an Issuer Pursuant to a Private Placement Exceeding 10% of Shares Outstanding under Section 607(g)(ii)

Section 607(g)(ii) of the TSX Company Manual requires shareholder approval to be obtained for private placements where “insiders” of an issuer are issued listed securities, options, rights or entitlements to listed securities greater than 10% of the number of securities of the issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the private placement during a six month period.

The Company expects to issue BAT an aggregate of 14,027,074 Class A Preferred Shares pursuant to the Private Placement Financing. As the number of Shares issuable to BAT in the Private Placement Financing exceeds the 10% of the Company’s outstanding securities, on a non-diluted basis, the Private Placement Financing is subject to approval by the Disinterested Shareholders pursuant to Section 607(g)(ii) of the TSX Company Manual.

Issuance of Securities Resulting in Dilution Greater than 25%

Section 611(c) of the TSX Company Manual requires shareholder approval of an acquisition where the number of securities issued or issuable in payment of the purchase price for such acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, and BAT is not permitted to vote its Shares in respect of such approval.

Similar to the calculation concerning insider participation outlined above, for the purposes of the calculation for Section 611(c), Section 611(g) of the TSX Company Manual requires any securities issued or issuable on a concurrent private placement on which the acquisition is contingent or otherwise linked to be included in the total. As the Private Placement Financing is directly linked to and conditional upon the Transaction, the securities issuable under both transactions must be aggregated.

The Company expects to issue an aggregate of 92,406,684 Shares in payment of the purchase price for the Transaction and pursuant to the Private Placement Financing, and is seeking approval to list up to 96,287,602 Shares. As this issuance exceeds 25% of the Company’s issued and outstanding Shares on a non-diluted basis, shareholder approval under Section 611(c) of the Transaction is required. Note that the 92,406,684 Shares that the Company expects to issue in in payment of the purchase price for the Transaction and pursuant to the Private Placement Financing include 9,897,356 Shares to be issued pursuant to the exercise of BAT’s existing top-up rights, which were previously approved by Shareholders on January 18, 2024. Accordingly, Shareholders are not being asked at the Meeting to approve the issuance of such top-up Shares.

Excluded Votes for the Purposes of Disinterested Shareholder Approval

The Transaction Resolution must be approved by at least a simple majority (greater than 50%) of the votes cast by all the Shareholders, excluding the Shares held by BAT or its affiliates, present in person or represented by proxy at the Meeting. For the purposes of obtaining approval from the Disinterested Shareholders in accordance with the rules of the TSX Company Manual, the votes attached to an aggregate of 40,134,389 Common Shares beneficially owned by BAT or its affiliates, representing 29.44% of the total issued and outstanding Common Shares as of the Record Date, will be excluded.

NASDAQ Marketplace Rules

As a foreign private issuer (as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended), the Company is permitted by section 5615(a)(3) of the Marketplace Rules of the NASDAQ to follow home country governance practices in lieu of certain NASDAQ requirements. As disclosed in its most recent annual report on Form 40-F, the Company follows the TSX rules for Shareholder approval of new issuances of its Common Shares, in lieu of the requirements prescribed by section 5635 of the NASDAQ Marketplace Rules.

The Transaction and Private Placement Financing Under MI 61-101

The Company is a reporting issuer in each of the provinces and territories of Canada and, accordingly, is subject to applicable securities laws of such jurisdictions, including MI 61-101. MI 61-101 is intended to regulate certain transactions which raise the potential for conflicts of interest, including related party transactions, to ensure that all securityholders of an issuer are treated in a manner that is fair and that is perceived to be fair.

Under MI 61-101, a “related party” includes a shareholder holding over 10% of the voting rights attached to the voting securities of the issuer (“10% Security Holder”). As provided in “Principal Holders of Voting Shares”, BAT beneficially owns over 10% of the issued and outstanding Common Shares and is a “related party” for the purposes of MI 61-101. The Transaction (in that BAT is a Seller) and Private Placement Financing (in that BAT is the subscriber) are each considered a “related party transaction” under MI 61-101, as described further below, which generally requires (absent an available exemption) that an issuer obtain minority shareholder approval and a formal valuation for the transaction and that the issuer provide enhanced disclosure with respect to the transaction.

Exemptions from Formal Valuation Requirement

Exemption under Section 5.5(a) of MI 61-101 for the Transaction

BAT currently owns 13,532 Sanity Shares (the “BAT Sanity Shares”), representing 16.3% of the issued and outstanding Sanity Shares. As of the day prior to the date of the Share Purchase Agreement, the fair market value of BAT’s Sanity Shares was $62,518,194. As of the last trading day prior to the date of the Share Purchase Agreement, the Company’s market capitalization, as calculated in accordance with Section 5.5(a) MI 61-101, was $262,721,951. As neither (i) the fair market value of the BAT Sanity Shares being sold to the Company under the Transaction, nor (ii) the fair market value of the consideration paid to BAT for the BAT Sanity Shares under the Share Purchase Agreement exceeds 25% of the Company’s market capitalization, the Transaction is exempt from the formal valuation requirements of Section 5.4 of MI 61-101 pursuant to Subsection 5.5(a) of MI 61-101.

Exemption under Section 5.5(c) of MI 61-101 for the Private Placement Financing

The Private Placement Financing is exempt from the formal valuation requirements of Section 5.4 of MI 61-101 pursuant to Section 5.5(c) of MI 61-101, as the Private Placement Financing involves a distribution of securities to a related party for cash consideration. In addition, the other conditions of Section 5.5(c) have been satisfied, as neither the Company nor, to the knowledge of the Company after reasonable inquiry, BAT (as the “related party”), had knowledge of any material information concerning the Company or its securities that had not been generally disclosed at the time the Subscription Agreement governing the Private Placement Financing was executed and delivered.

The following table describes the anticipated effect of the Transaction and Private Placement Financing, based on the Company’s 136,337,341 issued and outstanding Common Shares as of the Record Date, on the percentage of Shares controlled by BAT:

Holdings (% of class)	Current	Private Placement Financing	Pro Forma Private Placement Financing Only	Transaction (Closing Consideration Only)	Pro-Forma Private Placement Financing + Transaction (Closing Consideration Only)	Transaction (Earnout Consideration)(2)	Pro-Forma (Private Placement Financing + Transaction with Maximum Earnout Consideration )
BAT Common Share Holdings	40,134,389 (29.44%)	1,095,000	41,229,389 (30.0%)	1,774,000	43,003,389 (30.0%)	6,625,559	49,628,948 (25.6%)
BAT Class A Preferred Share Holdings	13,794,163 (100%)	22,829,430	36,623,593 (100%)	11,919,120	48,542,713 (100%)	-	48,542,713 (100%)

Holdings (% of class)	Current	Private Placement Financing	Pro Forma Private Placement Financing Only	Transaction (Closing Consideration Only)	Pro-Forma Private Placement Financing + Transaction (Closing Consideration Only)	Transaction (Earnout Consideration)(2)	Pro-Forma (Private Placement Financing + Transaction with Maximum Earnout Consideration )
BAT Common and Class A Preferred Share Holdings (including accretion on Class A Preferred Shares and partially diluted to assume conversion of Class A Preferred Shares)[3]	55,397,819 (36.5%)	23,924,430	79,322,249 (48.4%)	13,693,120	93,015,368 (48.1%)	10,376,458	103,391,826 (41.7%)

Notes:

(1)	This table differs from the Company’s press release of February 18, 2026, as for the purpose of seeking TSX and shareholder approval, the Company is required to authorize the maximum number of shares that can potentially be issued in connection with the Transaction. As a result, this table assumes the maximum earnout payable and that all share consideration is issued at a C$3.00 floor price. In addition, since the issuance of the above referenced press release, the Company has issued approx.. 1.2 million shares in connection with the Collective Project earnout.

(2)	The earnout assumes the maximum earn-out payable at a C$3.00 floor price. The numbers of Shares in the table are calculated based on a EUR:CAD exchange rate of €1.00 = C$1.6148 as of the Record Date. BAT’s holdings of Common Shares include those beneficially owned, controlled or directed by any of its subsidiaries. The number of BAT Common and Class A Preferred Share Holdings issued as Earn Out Consideration include 3,750,898 accreted Class A Preferred Shares. Note that these amounts may increase due to changes in the EUR:CAD exchange rate and do not reflect post-closing accretion of the Class A Preferred Shares.

(3)	The number of current BAT Common and Class A Preferred Share Holdings include 1,469,267 accreted Class A Preferred Shares and the number of BAT Common and Class A Preferred Share Holdings issued as Earn Out Consideration (per Note 2) include 3,750,898 accreted Class A Preferred Shares.

Minority Shareholder Approval

The Transaction and the Private Placement Financing are subject to “minority approval” of every class of “affected securities” of the issuer (each as defined in MI 61-101). As a result, the Transaction Resolution will require the affirmative vote of at least a majority of the votes cast by the Shareholders, present in person or represented by proxy at the Meeting, excluding the votes attached to the Common Shares that are beneficially owned or over which control or direction is exercised as of the Record Date by BAT, its affiliates and their respective directors and officers, and any other “related parties” and “joint actors” (each as defined in MI 61-101) of BAT. To the knowledge of the Company, as of the Record Date, an aggregate of 40,134,389 Common Shares, held by BAT representing approximately 29.44% of the issued and outstanding Common Shares on a non-diluted basis as of the Record Date, will be excluded for purposes of calculating the requisite minority shareholder approval of the Transaction Resolution.

Disclosure of Prior Valuations and Bona Fide Offers

To the knowledge of the Company and its directors and senior officers, after reasonable inquiry, there have been no “prior valuations” in respect of the Company (as contemplated in MI 61-101) in the 24 months prior to the date of the Circular and no bona fide prior offer (as contemplated in MI 61-101) that relates to the Transaction has been received by the Company during the 24 months before the execution of the Share Purchase Agreement.

Additional Information Required by MI 61-101

Trading Price and Volume

The Company’s Common Shares are listed and traded on the TSX under the trading symbol “OGI”. The following table sets forth the price range per share and trading volume for the Common Shares on the TSX for the periods indicated.

Period	High Trading Price ($)	Low Trading Price ($)	Volume (#)
February 1 – 23, 2026	$2.24	$1.73	5,322,950
January 2026	$2.45	$2.03	4,986,614
December 2025	$3.09	$2.20	11,686,338
November 2025	$2.46	$2.05	3,599,136
October 2025	$2.89	$2.21	4,098,701
September 2025	$2.89	$2.16	3,472,027
August 2025	$2.42	$1.80	3,777,290
July 2025	$2.15	$1.81	1,333,491
June 2025	$2.05	$1.73	1,802,307
May 2025	$1.98	$1.51	3,382,601
April 2025	$1.65	$1.22	3,415,807
March 2025	$1.70	$1.39	3,531,332
February 2025	$2.50	$1.60	7,573,763
January 2025	$2.54	$2.14	4,270,519

The Company’s Common Shares are listed and traded on the NASDAQ under the trading symbol “OGI”. The following table sets forth the price range per share and trading volume for the Common Shares on the NASDAQ for the periods indicated.

Period	High Trading Price (USD)	Low Trading Price (USD)	Volume (#)
February 1 –23, 2026	$1.64	$1.27	14,354,646
January 2026	$1.77	$1.28	17,980,295
December 2025	$2.24	$1.49	37,024,009
November 2025	$1.75	$1.45	10,199,121
October 2025	$2.08	$1.58	12,895,685
September 2025	$2.08	$1.56	17,599,855
August 2025	$1.78	$1.30	22,252,326
July 2025	$1.59	$1.32	13,013,867
June 2025	$1.51	$1.25	11,390,426
May 2025	$1.43	$1.09	12,075,763
April 2025	$1.20	$0.85	9,915,510
March 2025	$1.18	$0.96	15,015,106
February 2025	$1.74	$1.11	28,794,532
January 2025	$1.77	$1.49	9,355,028

The Transaction was announced by the Company prior to markets opening on February 18, 2026. The market prices of the Common Shares on the TSX and the NASDAQ immediately prior to such announcement, being the prices equal to the simple average of the closing market prices of the 20 consecutive trading days ending February 17, 2026 on the TSX and the NASDAQ, were C$2.04 and US$1.51, respectively.

Ownership of Securities of the Company

The following table sets forth the number, designation and the percentage of outstanding securities beneficially owned or over which control or direction is exercised by each 10% Security Holder, director, and officer of the Company.

Name	Relationship with the Company	Number of Common Shares Beneficially Owned, Controlled, or Directed	% of Outstanding Common Shares(1)
BT DE Investments Inc.(2)	10% Security Holder	40,134,389	29.437%
James Yamanaka	Director & Chief Executive Officer	Nil	Nil
Greg Guyatt	Chief Financial Officer	17,300	0.013%
Timothy Emberg	President of Organigram Canada	55,504	0.041%
Paolo De Luca	Chief Strategy Officer	60,554	0.044%
Helen Martin	Chief Legal Officer	64,262	0.047%
Megan McCrae	Senior Vice-President, Corporate Strategy and International Growth	29,391	0.022%
Peter Amirault	Chairman of the Board	40,000	0.030%
Geoffrey Machum	Director	1,125	0.001%
Sherry Porter	Director	25,875	0.019%
Dexter John	Director	2,828	0.002%
Stephen A. Smith	Director	12,575	0.009%
Karina Gehring	Director	Nil	Nil
Marni Wieshofer	Director	10,000	0.007%
Simon Ashton	Director	Nil	Nil
Craig Harris	Director	Nil	Nil

Notes:

(1)	The percentages shown are based on the 136,337,341 Common Shares outstanding as of the Record Date.

(2)	BAT’s holdings of Common Shares include those beneficially owned, controlled or directed by any of its subsidiaries.

In addition to BAT’s Common Share holdings as described above, BAT beneficially owns, controls or directs 13,794,163 Class A Preferred Shares as of the Record Date, each of which are convertible to Common Shares in accordance with their terms.

Commitments to Acquire Securities

Except as described or referred to in this Circular, none of the Company, or its directors and executive officers or, to the knowledge of the directors and executive officers of the Company, any of their respective associates or affiliates, any other insiders of the Company (other than BAT under the Subscription Agreement) or their respective associates or affiliates or any person acting jointly or in concert with the Company has made any agreement, commitment or understanding to acquire securities of the Company. See “Private Placement Financing” of this Circular for further details of BAT’s subscription for Shares of the Company under the Subscription Agreement.

Material Changes in the Affairs of the Company and Other Material Facts

Except as described or referred to in this Circular, the Company is not aware of any material fact concerning the securities or any other matter not previously generally disclosed and known to the Company which would reasonably be expected to affect the decision of Shareholders to accept or reject the Transaction Resolution. The Company regularly reviews acquisition and disposition opportunities in the ordinary course of business. Except as described or referred to above or in this Circular or as otherwise publicly disclosed, the Company has no current plans or proposals to make any material change in its business, corporate structure, management or personnel.

Previous Purchases and Sales of Securities

(i)	Previous Purchases:

During the twelve months preceding the date hereof, the Company has not made any purchases of its equity securities.

(ii)	Previous Sales:

During the twelve months preceding the date hereof, the Company has made the following sales of equity securities:

Date of Issuance	Security Issued	Reason for Issuance	Number of Securities Issued	Price per Security (C$)
February 28, 2025	Common shares	Issuance pursuant to an investment from BAT	7,562,447	$3.22
February 28, 2025	Preferred shares	Issuance pursuant to an investment from BAT	5,330,728	$3.22

(iii)	Previous Distributions of Securities

A chart setting out the Company’s distributions of equity securities during the five-year period preceding the date hereof is set out in Appendix “F” to this Circular.

(iv)	Fees and Expenses

The Company expects to incur aggregate fees and expenses of approximately $6,900,000 in connection with the Transaction, which includes filing fees, legal advisory fees, printing, mailing and meeting fees and expenses.

Other Regulatory Matters

German Foreign Direct Investment Approval

Completion of the Transaction is subject to clearance under Germany’s foreign direct investment (“FDI”) review regime pursuant to the Foreign Trade and Payments Act and the Foreign Trade and Payments Ordinance, which are administered by the German Ministry of Economics and Energy. The German FDI regime provides the German government with the authority to review and, in certain circumstances, restrict or prohibit acquisitions by non-German investors of German companies operating in sectors deemed relevant to public order or security.

The Transaction will be subject to a mandatory or voluntary FDI filing, as applicable, and cannot be completed until the applicable review period has expired or clearance has been obtained. The German authorities may approve the transaction unconditionally, approve it subject to conditions or commitments, or prohibit the transaction. The timing of the FDI review process is uncertain and may extend beyond the Company’s anticipated closing timeline. There can be no assurance that FDI clearance will be obtained on acceptable terms, or at all, and any delay, condition or refusal could prevent or materially delay completion of the Transaction.

Risk Factors

In evaluating whether to approve the Transaction Resolution, Shareholders should carefully consider the following risk factors. Additional risks and uncertainties, including those currently unknown to or considered immaterial by the Company may also adversely affect the Transaction or the Private Placement Financing. The following risk factors are not a definitive list of all risk factors associated with the Transaction or the Private Placement Financing.

Risk Factors Relating to the Transaction

Failure to complete the Transaction

There can be no assurance that the Transaction will be completed, or if completed, that it will be completed on the same or similar terms to those set out in the Share Purchase Agreement. The completion of the Transaction is subject to the satisfaction of a number of conditions, some of which are outside the control of the Company, including, among other things, the approval of the Transaction Resolution by the Disinterested Shareholders, the parties having obtained all regulatory and government approvals from the TSX and the NASDAQ and the FDI Approval, and there having not occurred a Sanity Material Adverse Change (as defined in the Share Purchase Agreement) between the date of signing the Share Purchase Agreement and the Closing Date. If these conditions are not satisfied (or waived) the Transaction will not be completed.

If the Transaction is not completed, the ongoing business of the Company may be adversely affected as a result of the costs (including opportunity costs) incurred in respect of pursuing the Transaction, and the Company could experience negative reactions from the financial markets, which could cause a decrease in the market price of Common Shares, particularly if the current market price reflects market assumptions that the Transaction will be completed or completed on certain terms. Failure to complete the Transaction or a change in the terms of the Transaction could each have a material adverse effect on the Company’s business, financial condition and results of operations.

Risks associated with the purchase price under the Share Purchase Agreement

Upon completion of the Transaction, the Company will pay the Closing Consideration and, contingent on Sanity Group achieving certain financial performance metrics may be required to pay the Earnout Consideration. While the purchase price is the result of consultation with financial advisors and the Opinion, the value of Sanity Group is based on certain assumptions and predictions and there can be no assurances that the Total Consideration will reflect the actual realized future value of acquiring Sanity Group.

Transaction-related costs in connection with the Transaction

The Company has incurred, and expects to continue to incur, non-recurring transaction-related expenses in connection with the Transaction, including costs relating to obtaining Shareholder approval for the Transaction and the Private Placement Financing. Additional unanticipated costs may be incurred by the Company prior to the Closing Date in connection with the Transaction. Even if the Transaction is not completed, the Company will be obliged to pay certain costs relating to the Transaction, such as legal, accounting, financial advisory and printing fees.

The Transaction may divert the attention of the Company’s management

The pending Transaction may result in a diversion of management’s time and attention away from the day-to-day operations. These disruptions could be exacerbated by a delay in the completion of the Transaction and could have an adverse effect on the business, operating results or prospects of the Company regardless of whether the Transaction is ultimately completed.

Foreign Exchange Rate Risk under the Share Purchase Agreement

The consideration payable by the Company under the Share Purchase Agreement is denominated in Euros. As a result, for any unhedged consideration, the Transaction exposes the Company to foreign exchange rate risk arising from fluctuations in the Euro: Canadian dollar exchange rate between the date of the Share Purchase Agreement, the Closing Date, and the date of which the Earnout Consideration is settled. If the Canadian dollar weakens relative to the Euro, the number of Shares required to satisfy the Euro-denominated consideration could increase. In such circumstances, the Company may be required to issue additional Shares beyond the amounts currently anticipated. Any such additional issuances of Shares would result in increased dilution to existing Shareholders and could adversely affect the market price of the Common Shares.

There could be unknown or undisclosed risks or liabilities of Sanity for which the Company is not permitted to terminate the Transaction

While the Company conducted due diligence with respect to entering into the Share Purchase Agreement to acquire Sanity Group, there are risks inherent in any transaction. Specifically, there could be unknown or undisclosed risks or liabilities of Sanity Group. Any such unknown or undisclosed risks or liabilities could materially and adversely affect the Company’s financial performance and results of operations. It is currently anticipated that the Transaction will be accretive; however, the outcome of such a transaction may be materially different. The Company could encounter additional transaction and enforcement-related costs and may fail to realize all of the potential benefits from the Share Purchase Agreement. Any of the foregoing risks and uncertainties could have a material adverse effect on the Company’s business, financial conditional and results of operations.

Failure to complete the Private Placement Financing

Completion of the Private Placement Financing is subject to the completion of the Transaction, Disinterested Shareholder approval, the receipt of requisite regulatory approvals, and other matters. There can be no certainty, nor can the Company provide any assurance, that the Private Placement Financing will be completed. In the event that BAT were to terminate or breach its commitment under the Subscription Agreement the Company will have less access to the funds required in connection with consummating the Transaction, which could materially affect the Company’s ability to discharge its obligations thereunder.

Requirement that the Transaction be Approved by Disinterested Shareholders

The Transaction Resolution must be approved by a majority of the votes cast by the Disinterested Shareholders pursuant to MI 61-101 and the TSX Company Manual. There can be no certainty, nor can the Company provide any assurance, that the requisite Shareholder approval will be obtained. If such approvals are not obtained and the Transaction is not completed, the market price of the Common Shares may be impacted to the extent that the market price reflects a market assumption that the Transaction will be completed. If the Transaction is not completed and the Board decides to seek another strategic transaction, there can be no assurance that it will be able to find an equivalent or more attractive alternative.

Market price of the Common Shares

If the Transaction and Private Placement Financing are completed, a significant number Common Shares will be issued, along with Class A Preferred Shares which are convertible into Common Shares, and, upon conversion thereof, a significant amount of Common Shares will be issued and will become available for trading in the public market. Any increase in the number of Common Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Common Shares.

Indebtedness and the ATB Credit Facilities

The Transaction will materially increase the indebtedness of the Company which may restrict the Company’s operational flexibility to respond to changing business and economic conditions. Upon the closing of the Transaction, the Company will become subject to approximately $60 million in new debt, being the approximate aggregate debt to be incurred pursuant to the closing of the ATB Credit Facilities. The indebtedness will impact the portion of the Company’s cash flow available for other business opportunities by (i) reducing the available cash flow, and (ii) allocating a significant portion of the remaining cash flow to service principal and interest payments, respectively. The Company’s ability to meet these obligations will depends on its future performance, which is subject to a variety of risks, including economic, financial, competitive, and other factors beyond its control. The Company may not generate cash flow from operations in the future sufficient to service debt. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt, or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default. The terms of the documents required to consummate the ATB Credit Facilities, including credit agreements, security, notes, and other associated documents, will require the Company to satisfy various affirmative and negative covenants and financial ratios. These covenants and ratios limit, among other things, the Company’s ability to incur further indebtedness, create certain liens on assets, engage in certain types of transactions, or pay dividends. The Company can provide no assurances that in the future, it will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions, or dispositions or acquisitions of assets. Furthermore, a failure to comply with these covenants and ratios would likely result in an event of default under such agreements and may allow the lenders to accelerate the debt or the prepay, which could materially and adversely affect the Company’s business, financial condition, and results of operations, as well as the market price of the Company’s securities.

Risks Relating To The Acquisition Of Sanity Group

The Company and Sanity may not realize the currently anticipated benefits of the Transaction due to challenges associated with integrating the operations, technologies and personnel of the Company with Sanity.

The anticipated success of the Company following the Transaction will depend in large part on the success of management of the Company in vertically integrating the operations, technologies and personnel of Sanity with those of the Company in an efficient and effective manner and will pose special risks, including possible unanticipated liabilities, unanticipated costs, significant onetime write-offs or restructuring charges, diversion of management’s attention and the loss of key employees. Although the Company, Sanity, and their respective advisors have conducted due diligence on the various operations, there can be no guarantee that Company is aware of any and all liabilities of Sanity. There can be no assurance that there will be operational or other synergies realized by the Company, or that the integration of Sanity’s and the Company’s operations, systems, management and cultures will be timely or effectively accomplished or ultimately will be successful in increasing earnings and reducing costs. As a result of these factors, it is possible that certain benefits expected from the Transaction may not be realized. The failure of the Company to achieve such vertical integration could result in the failure of the Company to realize the anticipated benefits of the Transaction and could impair the results of operations, profitability and financial results of the Company following the completion of the Transaction.

The Company has no control over the operations of Sanity during the Interim Period

During the Interim Period, the Company will not be involved in the ownership or operation of Sanity. During the Earnout Period, the Company has limited contractual rights relating to the operations of Sanity. Sanity will generally have the power to determine the manner in which its business is developed, expanded and operated. The interests of the Company and Sanity may not always be aligned. As a result, the benefits to the Company from the Transaction will be dependent upon the activities of Sanity, which creates the risk that at any time Sanity may: (i) have business interests or targets that are inconsistent with those of the Company; (ii) take action contrary to the Company’s policies or objectives; (iii) be unable or unwilling to fulfill its obligations under the Share Purchase Agreement; or (iv) experience financial, operational or other difficulties, including insolvency. Any adverse impact on the business, financial condition or operations of Sanity may have a material adverse effect on the Company. See “Summary of the Share Purchase Agreement – Interim Period Covenants” for further details regarding Sanity Group’s covenants during the Interim Period.

Uncertainty surrounding the Transaction could adversely affect the Company’s and Sanity’s retention of suppliers and personnel and could negatively impact future business and operations.

Third parties with which the Company and Sanity currently do business or may do business with in the future, including industry partners, customers, suppliers and employees, may experience uncertainty associated with the Transaction, including with respect to current or future relationships with the Company or Sanity. Such uncertainty could have a material and adverse effect on the business, financial condition and results of operations or prospects of the Company, or of Sanity if the Transaction is completed.

The Company’s expansion into Europe may result in increased risk.

The Company’s expansion into jurisdictions outside of Canada through the acquisition of Sanity is subject to risks. In addition, there can be no assurance that any market for the Company’s products will develop or be maintained. The Company may face new or unexpected risks or significantly increase its exposure to one or more existing risks, including economic instability, changes in laws and regulations, and the effects of competition. These factors may limit the Company’s ability to successfully expand its operations into the European market and may have a material adverse effect on the Company’s business, financial condition and results of operations.

Regulatory uncertainty in the German and European cannabis markets may adversely affect Sanity’s business and the anticipated benefits of the Transaction.

Sanity’s operations are highly dependent on the regulatory frameworks governing cannabis in Germany and other European jurisdictions. While Germany has implemented reforms to expand access to medical cannabis and permit certain recreational pilot programs, the regulatory regime remains complex, evolving and subject to political, administrative and judicial change. Future amendments, delays in implementation, changes in enforcement practices or reversals of existing policies could restrict Sanity’s ability to distribute products, participate in pilot programs or expand into new channels, which could materially and adversely affect its business, financial condition and prospects, and limit the benefits expected from the Transaction.

The European cannabis market is less mature and less predictable than the Canadian market.

Unlike Canada, European cannabis markets remain at an earlier stage of development and are characterized by fragmented regulations, limited harmonization across jurisdictions and evolving patient and consumer adoption. Forecasts regarding market size, growth rates, pricing, patient access and profitability are inherently uncertain. If actual market development in Germany or other European jurisdictions is slower or materially different than anticipated, the Company may not achieve the expected growth, scale or financial returns from the Transaction.

Sanity’s participation in recreational pilot programs may not result in permanent or scalable commercial opportunities.

Sanity participates in regulated recreational cannabis pilot programs in certain European jurisdictions, including Switzerland. These programs are limited in scope, duration and geography and may not lead to broader legalization or permanent commercial frameworks. There can be no assurance that pilot programs will be extended, expanded or converted into long-term commercial opportunities, or that Sanity will be permitted to continue participating on the same terms. Any termination or non-renewal of such programs could limit anticipated growth opportunities and reduce the strategic value of the Transaction.

Cross-border operational and compliance complexity may increase costs and management burden.

Following completion of the Transaction, the Company will operate across multiple European jurisdictions, each with distinct legal, tax, regulatory, labour, data protection, customs and product compliance requirements. Managing these cross-border operations may increase operating complexity, compliance costs and administrative burden. Failure to comply with applicable European Union, German or local laws and regulations could result in fines, penalties, reputational harm or operational restrictions, which could adversely affect the Company’s results of operations.

Currency exchange rate fluctuations may adversely affect financial results.

Sanity’s revenues and expenses are denominated primarily in euros, while the Company reports its financial results in Canadian dollars. Fluctuations in foreign exchange rates between the euro and the Canadian dollar may affect reported revenues, costs, profitability and cash flows following the completion of the Transaction. Although the Company may implement hedging strategies, there can be no assurance that such strategies will fully mitigate currency risks.

Sanity’s historical financial performance may not be indicative of future results.

Sanity’s historical revenue growth, margin expansion and profitability may not be indicative of future financial performance. Growth to date may reflect favorable market conditions, early-mover advantages, regulatory developments or other factors that may not persist. Increased competition, pricing pressure, regulatory constraints, supply chain disruptions or execution challenges could result in lower revenues, margins or profitability than anticipated following the Transaction.

Competitive dynamics in the European cannabis market may intensify.

The European cannabis market is attracting increasing interest from domestic and international participants, including pharmaceutical companies, established cannabis operators and new entrants. Increased competition could result in pricing pressure, higher customer acquisition costs, reduced market share or reduced margins for Sanity. The Company may be required to invest additional capital or resources to maintain or expand Sanity’s competitive position, which could adversely affect financial performance.

Political and geopolitical developments in Europe may adversely affect operations.

Sanity’s operations may be affected by political developments, changes in government policy, geopolitical instability, trade restrictions, supply chain disruptions or broader economic conditions in Europe. Events such as changes in EU-level regulations, national elections, shifts in public policy or geopolitical tensions could materially and adversely affect Sanity’s operations, costs, access to markets or growth strategy.

Cultural, operational and management differences may impact integration and execution.

Sanity operates in a business and cultural environment that differs from that of the Company’s existing operations. Differences in business practices, management styles, labour laws, employee expectations and corporate culture may complicate integration efforts and affect employee retention, operational efficiency and execution. Failure to effectively manage these differences could reduce the anticipated benefits of the Transaction.

Reliance on key personnel at Sanity may create execution risk.

Sanity’s success is significantly dependent on the expertise and continued involvement of its senior management team and key personnel. The loss of any key individuals, or difficulty retaining or motivating such personnel following the Transaction, could adversely affect operations, strategy execution and the realization of anticipated synergies.

Risk Factors Related to the Business of the Company

Whether or not the Transaction is completed, the Company will continue to face many of the risks that it currently faces with respect to its business and affairs. A description of the risk factors (incorporated by reference into this Circular) applicable to the Company is contained under the headings “Risk Factors” in the Annual Information Form dated December 16, 2025 and in the Company’s other filings with securities authorities.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

To the knowledge of the directors and executive officers of the Company, other than as disclosed in this Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year and each proposed nominee for election as a director of the Company, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

CORPORATE GOVERNANCE DISCLOSURE

In accordance with the corporate governance guidelines set out under National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guideline (together with NI 58-101, the “CSA Governance Rules”), the following is a summary of the governance practices of the Company.

Independence

In accordance with NI 58-101, the Board considers a director to be “independent” if he or she has no direct or indirect material relationship with the Company or its subsidiaries, as determined by the Board in consultation with the Corporate Governance, Nominating and Sustainability Committee (the “CGNS Committee”). A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board facilitates its independent supervision over management by holding regular in camera sessions at meetings at which members of management or non-independent directors are not in attendance and by retaining independent consultants where it deems necessary.

Based on the definition of independence and a review of the applicable factual circumstances (including financial, contractual and other relationships), the Board, in consultation with the CGNS Committee, has determined that the following nine out of ten members of the Board are independent: Peter Amirault, Sherry Porter, Dexter John, Stephen Smith, Simon Ashton, Geoffrey Machum, Marni Wieshofer, Karina Gehring and Craig Harris. The Board, in consultation with the CGNS Committee, has also determined that the foregoing members of the Board and nominees to the Board are independent based on the criteria for independence prescribed by Rule 5605(a)(2) of the NASDAQ Marketplace Rules.

The only non-independent director is James Yamanaka due to his position as Chief Executive Officer of the Company.

Skills of Director Nominees

The Board skills matrix below represents some of the key skills that the Board, with input from the CGNS Committee, has identified as being valuable to the effective oversight of the Company and the execution of its business strategy.

Experience, Expertise or Attribute	Peter Amirault	James Yamanaka	Dexter John	Sherry Porter	Steve Smith	Geoff Machum	Marni Wieshofer	Simon Ashton	Karina Gehring	Craig Harris
General Management & Business Operations	X	X	X	X	X	X	X	X	X	X
CEO Experience	X	X	X	X	X
CFO Experience					X		X	X
Other Executive Experience	X	X	X	X	X	X	X	X		X
Other Public Company Board		X	X		X	X	X
Industry Knowledge	X	X	X	X	X	X	X	X	X	X
Strategy Development	X	X	X	X	X	X	X	X	X	X
U.S. / Cross Border	X	X	X	X	X	X	X
Mergers & Acquisitions	X	X	X		X	X	X	X		X
Capital Markets	X	X	X		X	X	X	X		X
Accounting / Financial Literacy	X	X	X	X	X	X	X	X	X	X
Risk Management		X	X	X	X	X	X	X		X
Legal / Regulatory			X		X	X	X		X	X

Experience, Expertise or Attribute	Peter Amirault	James Yamanaka	Dexter John	Sherry Porter	Steve Smith	Geoff Machum	Marni Wieshofer	Simon Ashton	Karina Gehring	Craig Harris
Compensation / Human Resources / Talent Development	X	X	X	X	X	X	X	X	X	X
Corporate Governance	X	X	X	X	X	X	X	X	X	X
Investor Relations / PR	X		X	X	X		X		X	X
Cybersecurity / IT							X	X
Manufacturing / Supply Chain	X	X		X	X		X	X	X	X

Mandate

The mandate of the Board is set out in the Charter of the Board of Directors attached as Appendix “G” to this Circular.

Orientation and Continuing Education

When new directors are appointed, they receive an orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of the Company’s directors including site visits.

Board meetings may also include presentations by the Company’s management and employees from various functional areas to give the directors additional insight into the Company’s business and operations.

The Company encourages (and provides suggestions and funding to) each of the directors to participate in continuing education activities in order to enable each director to better perform his or her duties and to recognize and appropriately handle issues that arise. The Company is also a member of the Institute of Corporate Directors (ICD). Many Board members have significant experience in the governance of public companies; and the Board believes this strengthens the effective operation and governance of the Board and the Company. In addition to formal director education activities, the Board committees work collaboratively by frequently sharing information and educational material, and by inviting Board members who do not sit on the relevant committee to committee meetings for observation or education purposes.

Meetings

The Board meets not less than four times per year: three meetings to review quarterly results and one meeting prior to the issuance of the annual financial results of the Company. At each Board meeting, unless otherwise determined by the Board, an in camera meeting of independent directors takes place, which sessions are chaired by the Chair of the Board. The Chair of the Board, Peter Amirault, is independent.

In discharging its mandate, the Board and any committee of the Board have the authority to retain and receive advice from outside financial, legal or other advisors (at the cost of the Company) as the Board or any such committee determines to be necessary to permit it to carry out its duties.

The Board appreciates having various members of senior management attend each Board meeting to provide information and opinions to assist the members of the Board in their deliberations. Management attendees who are not Board members are excused for any agenda items which are reserved for discussion among directors only.

Position Descriptions

The Board has developed position descriptions for each of the Chair of the Board and the Chief Executive Officer. The Board has not developed position descriptions for the Chair of each committee of the Board. However, the Board has developed a mandate for each of these committees and the Chair of each committee is responsible for ensuring that each mandate is followed.

Code of Business Conduct and Ethics

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) that applies to all directors, officers and employees of the Company and its subsidiaries (collectively, “Organigram Personnel”). The objective of the Code is to provide guidelines for maintaining the integrity, reputation, honesty, objectivity and impartiality of the Company and its subsidiaries. The Code specifically addresses such matters as general conduct, conflicts of interest, and compliance with all laws, rules and regulations, among others. It does not cover every issue that may arise, but sets out basic principles to guide Organigram Personnel.

The Company is committed to conducting its business in a lawful and ethical manner. The Code encourages Organigram Personnel to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and/or when in doubt about the best course of action in a particular situation. It is the policy of the Company and its subsidiaries not to allow retaliation for reports of misconduct by others made in good faith. Organigram Personnel who violate the standards in the Code will be subject to disciplinary action, up to and including termination of their employment or other relationship with the Company and its subsidiaries.

The CGNS Committee, alongside management, annually reviews compliance with the Code and reports to the Board on the subject. Any waiver of the Code for directors or officers may be made only by the directors of the Company (or a committee of the Board of the Company to whom that authority has been delegated) and will be promptly disclosed as required by law or stock exchange regulation. To date, no such waivers have been granted.

A copy of the Code is available on SEDAR+ at www.sedarplus.ca.

In the event that a director of the Company has a material interest or other conflict of interest in respect of any matter requiring the approval of the Board of the Company, such director must declare his or her interest in the matter under consideration and abstain from voting on such matter. The Board has adopted recusal guidelines for BAT nominee directors.

The Board has adopted a whistleblower policy to provide a confidential complaint procedure through a third-party reporting service so that employees can anonymously report concerns regarding compliance with the Code and applicable laws, harassment or discrimination as well as accounting or auditing matters. This procedure is designed to ensure that employee complaints are treated as confidential. The assessment, investigation and evaluation of complaints are conducted by or at the direction of the Audit Committee for accounting or auditing matters and otherwise at the direction of the Company’s legal counsel. The whistleblower policy is communicated to employees through the Company’s policies.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the Shareholders for election at the annual general meeting of Shareholders, taking into account the number required to carry out the Board’s duties effectively, satisfy BAT’s nomination rights under the Amended and Restated IRA and nomination right under the Share Purchase Agreement, and to maintain a diversity of views and experience.

When directorships become vacant, or it is anticipated that they will be vacated, the CGNS Committee is responsible for identifying and recommending suitable candidates to be directors of the Company. Where BAT’s nominee positions are vacated, BAT’s proposes replacement nominees from time to time to the Company in accordance with the terms and conditions of the Amended and Restated IRA.

In seeking suitable candidates to be directors, the CGNS Committee seeks individuals qualified (in the context of the needs of the Company and any formal criteria established by the Board) to become members of the Board for recommendation to the Board. Recommendations concerning director nominations are to be, foremost, based on merit, performance and experience. When new directors are considered for appointment to the Board, diversity is also to be taken into consideration, as it is beneficial that a diversity of backgrounds, views and experiences be present on the Board (see “Diversity” below).

Other Board Committees

The Board has the following committees: (a) the Audit Committee, (b) the CGNS Committee, (c) the Compensation Committee, and (d) the Investment Committee. The Board also formed a special CEO search committee during Fiscal 2025 (the “Search Committee”).

Audit Committee

The members of the Audit Committee and its Chair are appointed by the Board for the purpose of overseeing the Company’s financial controls and reporting and monitoring whether the Company complies with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management. The members of the Audit Committee are currently Stephen Smith (Chair), Dexter John, Marni Wieshofer and Simon Ashton, all of whom are financially literate and considered “independent” within the meaning of National Instrument 52 110 – Audit Committees (“NI 52-110”), as required. The Board also determined that each member of the Audit Committee meets the requirements for independence under the applicable listing standards of the NASDAQ Stock Market (including Rule 5605(c)(2)(A) of the NASDAQ Marketplace Rules) and the rules of the SEC (including Rule 10A-3 promulgated under the Exchange Act).

The responsibilities and duties of the Audit Committee are set out in the Audit Committee Charter, the text of which is set forth in Appendix “A” to the Company’s Annual Information Form for the year ended September 30, 2025. The Annual Information Form is available on the Company’s profile on SEDAR+ at www.sedarplus.ca , and has been filed as Exhibit 99.6 to, and incorporated by reference into, the Company’s Annual Report on Form 40-F for the fiscal year ended September 30, 2025, as filed with the SEC and available on EDGAR at www.sec.gov. Upon request, the Company will provide a copy of the Annual Information Form free of charge to a Shareholder of the Company.

The SEC requires the Company, as a registrant that files periodic reports under the Exchange Act, to disclose annually whether its board of directors has determined that there is at least one “audit committee financial expert” on its audit committee, and if so, the name of the audit committee financial expert. The Board has determined that Stephen Smith is an “audit committee financial expert” as that term is defined by the SEC, and, as described above, meets the requirements for independence under the applicable listing standards of the Nasdaq Stock Market.

CGNS Committee

The members of the CGNS Committee and its Chair are appointed by the Board on an annual basis (or until their successors are duly appointed) and the CGNS Committee is charged with reviewing, overseeing and evaluating the governance and nominating responsibilities of the Board.

The CGNS Committee consists of a minimum of three members of the Board, a majority of whom must be “independent” within the meaning of NI 52-110. The members of the CGNS Committee are currently Geoffrey Machum (Chair), Sherry Porter, Dexter John and Craig Harris, all of whom are independent. Each member of the CGNS Committee continues to be a member until a successor is appointed, unless the member resigns, is removed or ceases to be a director of the Company. The Board may fill vacancies by election from among the directors. If and whenever a vacancy exists on the CGNS Committee, the remaining members may exercise all powers of the CGNS Committee so long as a quorum remains.

Compensation Committee

The Compensation Committee consists of a minimum of three members of the Board, a majority of whom must be “independent” within the meaning of NI 52-110. The purpose of the Compensation Committee is to review, oversee, and evaluate the compensation policies of the Company. The members of the Compensation Committee are currently Sherry Porter (Chair), Geoffrey Machum, and Karina Gehring, all of whom are independent.

Investment Committee

The Investment Committee consists of a minimum of three members of the Board, a majority of whom must be “independent” within the meaning of NI 52-110. The purpose of the Investment Committee is to assist the Board in discharging the Board’s oversight responsibilities relating to proposed acquisitions, dispositions, major capital investments and financing arrangements. The members of the Investment Committee are currently Dexter John (Chair), Stephen Smith, Marni Wieshofer, Simon Ashton and Craig Harris, all of whom are independent.

Search Committee

The Search Committee was formed to oversee and manage the process of identifying, evaluating, and recommending candidates for the position of Chief Executive Officer of the Company. The Search Committee members consisted of Sherry Porter (Chair), Peter Amirault and Dexter John, all of whom are independent.

Assessments

The Board monitors the adequacy and timeliness of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committees. The Board conducts an annual assessment by way of evaluation survey with respect to the functioning, effectiveness and contribution of the Board, its committees and each director. Feedback is solicited from each director and aggregated by the Chair of the CGNS Committee and the Chair of the Board for communication to and actioning by the Board.

Director Tenure

The Board believes that existing directors provide valuable perspective into the operations of the Company based on their experience and understanding of the Company’s history, policies and objectives. The Board does, however, recognize the benefit of new approaches and ideas that a new director may introduce.

Accordingly, the Board has adopted the following terms, which are applicable to all directors who are not also executive officers of the Company, subject to being annually re-elected by Shareholders:

(a)	a non-executive director shall not stand for re-election at the annual general meeting of Shareholders following the latter of their 75th birthday and 15 years of Board tenure; and

(b)	the Board, with the approval of a majority of the incumbent directors, may extend the term of any such non-executive directors for up to a three-year period.

Board Interlocks

As of the date hereof, none of the directors of the Company are currently serving on boards of other reporting companies (or equivalent), except for Stephen Smith who serves on the board of Quarterhill Inc.

As of the date hereof, the Board has not adopted a formal policy with respect to board interlocks. However, the CGNS Committee actively monitors the number of public company memberships of the directors of the Company. The Board considers interlocking memberships on a case-by-case basis and considers recommendations from the CGNS Committee with respect thereto.

Diversity

The Company recognizes the importance of having diversity on its Board and in senior management. Diversity enriches discussions among the directors of the Board and members of senior management and better reflects the Company’s evolving relationships with its employees, Shareholders and other stakeholders. In furtherance of this purpose, the CGNS Committee and the Board are guided by the following principles when identifying candidates to recommend for election or appointment to the Board or to fill a senior management position, respectively:

(a)	an intention that the Board and senior management be composed of individuals who possess extensive knowledge and competencies, diverse points of view, and relevant expertise, enabling each director and member of senior management to make an active, informed and positive contribution to the operation and oversight of the Company, the conduct of its business and its future development;

(c)	seeking a balance in terms of the knowledge and competencies of directors and members of senior management to help the Board and senior management, respectively, fulfil their responsibilities in all respects; and

(d)	considering diversity criteria by seeking directors and members of senior management who represent all genders, various ages, and geographic and ethnic diversity, as well as a broad range of business and educational experience, professional expertise, personal skills and perspectives.

As of the date of this Circular, the Company has three women on the Board representing 30% of its ten members and two female executive officers, representing 33% of the Company’s six executive officers. The Company is in the process of filing a vacancy for one of its executive officer roles. At present, there are two members of a visible minority on the Board, representing 20% of the proposed ten directors, and no members of a visible minority in an executive officer position. There are no Aboriginal peoples and no persons with disabilities on the Board or in executive officer positions. The number and proportion of members of the Board and of executive officer who self-identify as being a member of one or more of the aforementioned designated groups has generally been furnished by the respective individuals on a voluntary basis, and such responses have not been independently verified by the Company. The Company has not adopted any specific targets, but will promote its objectives through the initiatives set out the Company’s diversity policy with a view to identifying and fostering the development of a suitable pool of candidates for nomination or appointment over time.

As part of the annual performance evaluation of the effectiveness of the Board, its committees and individual directors, the CGNS Committee will consider the balance of skills, experience, independence and knowledge of directors as well as diversity representation on the Board, including gender. Similarly, as part of its evaluation of the performance and effectiveness of senior management, the Board will consider the balance of skills, experience, independence and knowledge of members of senior management as well as diversity representation of senior management, including with regards to gender. Reflective of the Company’s commitment to advance gender diversity on the Board and in senior management positions, the CGNS Committee previously retained Women Get on Board to provide a shortlist of qualified women candidates for the Board. The Company is maintaining this list for future consideration.

Environmental, Social and Governance Initiatives

During Fiscal 2025, Organigram has applied continued focus to environmental, social and governance (“ESG”) issues (including equity, diversity and inclusion (“EDI”) initiatives) with a focus on being a good corporate steward and a responsible member of the communities in which it operates. The Company has made efforts to support EDI within its workforce, and to create structures and corporate policies that support ethical, accountable and transparent practices.

The CGNS Committee provides oversight for environmental and social issues and risks facing the Company and receives regular updates from management on challenges, initiatives and progress in these areas. The Company consider material environmental and social factors in various aspects of its operations and working to mitigate identified risks. All ESG-related information about the Company is disclosed in the Circular. Beginning in Fiscal 2025, the Company will no longer publish a standalone ESG report.

Environmental Initiatives

Energy Consumption

Organigram monitors the electricity consumption at its facilities and is continuously looking for ways to make its consumption more efficient. As a major consumer of electricity in New Brunswick, Organigram continues to work with New Brunswick Power Corporation, the province’s primary electricity utility to implement and review a strategic energy management program, which has led to significant savings and reductions in electricity consumption since the plan was implemented in Fiscal 2024. The Company’s facility in Moncton, New Brunswick (the “Moncton Facility”) is also in the process of transitioning the lights used in growing cannabis to higher-output LED lighting, which has resulted in higher yields of cannabis flower per plant.

Water Management

Organigram monitors the amount of water used at its facilities and is continuously looking for ways to make its consumption more efficient. The Company has pursued initiatives to reduce water usage, such as fractional watering for plants at the Moncton Facility, which ensures plants receive the right amount of hydration at the right time while reducing overall water use. It also provides benefits such as improved flower quality, lower fertilizer usage, and greater labour efficiency.

Waste Management

Organigram monitors the production of waste at its facilities and is continuously looking for ways to reduce waste diversion. In Fiscal 2024, the Company invested in a recycling baler at the Moncton Facility which has allowed it to begin recycling low density plastics.

Social Initiatives

Organigram Operating for Good

Organigram’s commitment to social impact is epitomized by the “Organigram Operating for Good” program, where employees are given the opportunity to allocate work hours towards volunteer activities. During Fiscal 2025, Organigram employees collectively volunteered an impressive 5,298 hours for not-for-profit and charitable organizations. This program underscores the Company’s dedication to making a positive difference in the communities it serves. Volunteers contribute their time and skills to a wide variety of initiatives including their local Food Bank, United Way, and Canadian Blood Services to name a few, reflecting an ongoing commitment to corporate social responsibility.

Data Security and Risk Management

To counter the threat of cyberattacks and other threats to Organigram’s data, the Company prioritizes data security and risk management, including Multi-Factor Authentication, comprehensive training programs for all levels of management, and well-defined policies.

The Company’s board and all corporate employees are required to complete cybersecurity training on a regular basis to facilitate awareness of ongoing risks from external cyber threats. Annual cyber security training is provided to all corporate and facilities staff.

The Company uses enterprise-class software for hard drive encryption, and disabling USB drives to reduce the possible leakage of sensitive data. At an operational level, the Company uses network traffic access management applications to minimize unauthorized third party access to equipment and systems in the manufacturing environment.

Finally, in pursuit of a more integrated and secure IT environment, certain on-premises systems have been decommissioned and functionality migrated to Tier 1 third party managed cloud-based environments that offer more robust security and controls.

Advocacy

As a responsible leader in the emerging cannabis industry, Organigram feels strongly a duty to advocate for changes that will bring a positive impact to the cannabis industry as whole. In addition to direct lobbying on behalf of the Company, Organigram is an active member of the Cannabis Council of Canada (“C3”) where it has held a board seat for several years. In this association, the Company engages in advocacy initiatives that align with its commitment to responsible cannabis practices and participates in events such as the annual Canadian Cannabis Leadership Summit event that brings government officials and other industry stakeholders together to discuss the industry’s most pressing issues and potential solutions. Organigram’s commitment to participating in this annual event demonstrates dedication to industry-wide collaboration that furthers the growth of the cannabis industry in a responsible manner. In addition to C3, Organigram actively participates in AQIC (“Association Québécoise de l’Industrie du Cannabis”) and the Government of Canada Department of Industry, Science, and Economic Development cannabis industry forum to further advocate for changes needed for the long-term health of the industry.

NASDAQ Corporate Governance

As a registrant under section 12(b) of the Exchange Act, the Company is required to comply with certain provisions of the Exchange Act and the rules adopted by the SEC pursuant to the Exchange Act, as well as the governance rules of the NASDAQ Stock Market LLC, in each case, as applicable to foreign private issuers (as defined in Exchange Act Rule 3b-4). As a foreign private issuer, the Company is required to comply with some, but not all, of the NASDAQ corporate governance requirements. Notwithstanding certain accommodations available to foreign private issuers under the NASDAQ corporate governance standards, the Company adopts best practices consistent with domestic NASDAQ listed companies when appropriate to its circumstances. The Company has reviewed the NASDAQ corporate governance requirements and confirms that the Company is in compliance with the NASDAQ corporate governance standards that apply to it (taking into account the accommodations available for foreign private issuers) in all significant respects. The manner in which the Company’s corporate governance practice under applicable Canadian requirements differs from the NASDAQ corporate governance standards is described in the Company’s annual report on Form 40-F, filed with the SEC under the Exchange Act.

The following Board Diversity Matrix was prepared with reference to NASDAQ’s board diversity disclosure rules. In December 2024, the United States Court of Appeals for the Fifth Circuit vacated the SEC’s order approving those rules, on the basis that the SEC had exceeded its statutory authority. The Company has been informed by NASDAQ that it respects the Court's decision, that NASDAQ does not intend to seek further review, and that, as a result, listed companies will no longer be required to follow NASDAQ’s board diversity disclosure rules. Accordingly, the Company is voluntarily providing the following disclosure but may in the future depart from the format formerly prescribed by NASDAQ:

Board Diversity Matrix (As of February 23, 2026)
Country of Principal Executive Offices:	Canada
Foreign Private Issuer	Yes

Disclosure Prohibited under Home Country Law	No
Total Number of Directors	10
	Female	Male	Non- Binary	Did not Disclose Gender
Part I: Gender Identity
Directors	3	7	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	2
LGBTQ+	-
Did Not Disclose Demographic Background	-

COMPENSATION OF EXECUTIVE OFFICERS

Named Executive Officers

For the purposes of this section, “Named Executive Officer” or “NEO” means each of the following individuals:

•	the Chief Executive Officer (“CEO”);

•	the Chief Financial Officer (“CFO”);

•	each of the three most highly compensated executive officers, other than the CEO and the CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total compensation exceeds $150,000; and

•	any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the financial period ended September 30, 2025.

Named Executive Officers for the year ended September 30, 2025:

•	Beena Goldenberg, CEO;
•	Greg Guyatt, CFO;
•	Tim Emberg, President of Organigram Canada;
•	Paolo De Luca, Chief Strategy Officer; and
•	Helen Martin, Chief Legal Officer.

Compensation Discussion and Analysis

The Company’s process for determining executive compensation is based largely on broad discussion between management, the Compensation Committee and the Board at large, with input from compensation consultants from time to time.

The Compensation Committee members are active in the business community and have experience in the determination of compensation packages. Proposed compensation is evaluated by the Compensation Committee based on current requirements of management and in reference to external experience.

The Compensation Committee has assessed the Company’s compensation plans and programs for its executive officers to ensure alignment with the Company’s business plan and to evaluate the potential risks associated with those plans and programs. The Compensation Committee has concluded that the compensation policies and practices do not create any risks that are reasonably likely to have a material adverse effect on the Company. The Compensation Committee considers the risks associated with executive compensation and corporate incentive plans when designing and reviewing such plans and programs.

Compensation Philosophy and Objectives

Compensation Objectives

The Company, the Compensation Committee and management recognize the need to provide a compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive’s level of responsibility.

Key objectives of the Company’s compensation program are:

•	to maximize the Company’s competitive advantage by attracting, motivating and retaining its most qualified employees;
•	to ensure a strong link between compensation and performance in order to align the senior management team’s interests with the interests of Shareholders; and
•	to reward meaningful results that support the Company’s strategic goals.

The Company’s policy is to provide target total compensation that is generally competitive with the median of a group of companies of a comparable size and industry when performance expectations are met. The compensation program is structured to provide compensation that is above the market median when results exceed the Company’s business objectives and below market median when results are not met. The Company believes that this approach will align the financial interests of the executive officers with the financial interests of Shareholders.

In compensating its senior management, the Company has employed a combination of base salary and equity participation through its 2020 Equity Incentive Plan, which replaced the Company’s equity incentive plan approved on December 19, 2017 (the “2017 Equity Incentive Plan”) and the Company’s stock option plan approved on August 2, 2011 (the “2011 Stock Option Plan”). Recommendations for senior management compensation are presented to the Board for review by the Compensation Committee.

Role of the Compensation Committee

The Compensation Committee’s responsibilities include, but are not limited to:

•	approving employment agreements for the Company’s executive officers;
•	reviewing executive succession planning;
•	setting policies for executive officer remuneration;
•	reviewing, approving, and recommending to the Board the salary, bonus, and other benefits, direct or indirect, and any change-of-control provisions of the CEO;
•	considering the recommendations of the CEO and setting the terms and conditions of employment for other executive officers, approving the salary, bonus, and other benefits, direct or indirect, and any change-of-control provisions; and
•	overseeing administration of the Company’s compensation plans.

Independent Compensation Consultants

The Compensation Committee’s charter grants the committee the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors employed by the Compensation Committee at the cost of the Company without obtaining the Board’s approval, based on its sole judgment and discretion. In Fiscal 2025, the Compensation Committee engaged Global Governance Advisors Inc. (“GGA”) to provide compensation consulting services to the Compensation Committee. The Compensation Committee intends to procure such services every two years unless otherwise determined to be required more or less frequently. In Fiscal 2025 and Fiscal 2024, the fees paid to compensation consultants were as follows:

Compensation Consultant	Date Originally Retained	Fiscal Year	Executive Compensation- Related Fees	All Other Fees
GGA	March 21, 2025	2025	$62,910	Nil
-	-	2024	Nil	Nil

Compensation Policies and Risk Management

The Board considers the implications of the risks associated with the Company’s compensation policies and practices when determining rewards for its officers. The Board reviews at least once annually the risks, if any, associated with the Company’s compensation policies and practices at such time. Risks, if any, may be identified and mitigated through regular Board meetings during which financial and other information of the Company are reviewed. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

The Company’s insider trading policy restricts: (a) all members of the Board, officers and senior management of the Company and its subsidiaries; (b) all employees of the Company and its subsidiaries; and (c) their respective associates (including immediate family members who reside in the same home as that person) from engaging in (i) short sales of securities of the Company, (ii) buying or selling put or call options on securities of the Company, or (iii) entering into other derivative contracts or hedging transactions with respect to securities of the Company. In addition, the 2020 Equity Incentive Plan contains restrictions on the purchase by participants of financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of awards granted to them.

The Board has adopted a policy for the recovery of erroneously awarded incentive-based compensation, or “clawback,” policy (the “Erroneously Awarded Incentive Compensation Recovery Policy”) providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Erroneously Awarded Incentive Compensation Recovery Policy was mandated by new NASDAQ listing standards introduced pursuant to Exchange Act Rule 10D-1. The Erroneously Awarded Incentive Compensation Recovery Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Erroneously Awarded Incentive Compensation Recovery Policy has been filed as exhibit 97.1 to the Company’s annual report on Form 40-F for Fiscal 2025.

Share Ownership Policy

The Board has adopted a minimum share ownership guideline for all directors and, certain executive officers of the Company. The purpose is to create alignment between directors, officers, and Shareholders interest. Pursuant to the Company’s share ownership policy, the CEO is encouraged to hold an equity ownership interest with a total value equal to at least three times his or her annual base salary; each of the CFO and other NEOs are encouraged to hold an equity ownership interest with a total value equal to at least two times their annual base salary; each member of senior management holding a Senior Vice President title is encouraged to hold an equity ownership interest with a total value equal to at least their annual base salary and each director is encouraged to hold an equity ownership interest with a total value equal to at least three times their annual cash retainer; in each case within the later of five years of (a) the date of the policy, or (b) the date of becoming a member of senior management or director, as applicable. For purposes of these guidelines, share ownership includes any (a) Common Shares owned, directly or indirectly, by the director or employee or his or her immediate family members or held by such person or his or her immediate family members as part of a tax or estate plan, and (b) restricted share units (“RSU”) and performance share units (“PSU”) issued and vested pursuant to the Company’s equity incentive plan. For purposes of determining compliance with the policy, the “value” of Common Shares held will be calculated using the higher of the (a) cost base or (b) current market price. Senior management and the directors are encouraged to comply with the ownership guidelines as soon as reasonably feasible barring any blackout period or other trading restriction.

Benchmarking

The Company generally performs its benchmarking exercise every two years. The Company last performed its benchmarking exercise in Fiscal 2025 when the Compensation Committee, with the assistance of an external compensation consultant, compared the Company’s CEO and CFO and certain NEO compensation levels to those of a peer group to evaluate their competitiveness. The compensation peer group is intended to provide a balanced and objective view of broader compensation practices within the Company’s competitive market. The Compensation Committee used the Fiscal 2025 benchmarking data to review the Company’s compensation levels in Fiscal 2025. The companies currently within the peer group exhibit similar characteristics to the

Company, are publicly listed and are headquartered in Canada or the United States. The Fiscal 2025 primary peer group was determined to be as follows:

Company	Sector	Headquarters
Vital Farms Inc.	Packaged Food and Meats	United States
Village Farms Inc.	Agricultural Products and Services	Canada
Aurora Cannabis Inc.	Pharmaceuticals	Canada
Knight Therapeutics Inc.	Pharmaceuticals	Canada
Corby Spirit and Wine Limited	Distillers and Vintners	Canada
Auxly Cannabis Group Inc.	Pharmaceuticals	Canada
Beyond Meat Inc.	Packaged Food and Meats	USA
Canopy Growth Corporation	Pharmaceuticals	Canada
Cronos Group Inc.	Pharmaceuticals	Canada
High Liner Foods Incorporated	Packaged Food and Meats	Canada
Nature’s Sunshine Products, Inc.	Personal Care Products	USA
Rogers Sugar Inc.	Packaged Food and Meats	Canada
SunOpta Inc.	Pharmaceuticals	USA
TerrAscend Corp.	Pharmaceuticals	Canada

Notes:

(1) The Company removed Benson Hill Inc., HEXO Corp. and S&W Seed Company from the Company’s Fiscal 2025 peer group.

(2) The Company included Auxly Cannabis Group Inc., Beyond Meat Inc., Canopy Growth Corporation, Cronos Group Inc., High Liner Foods Incorporated, Nature’s Sunshine Products, Inc., Rogers Sugar Inc., SunOpta Inc., TerrAscend Corp. in the Company’s Fiscal 2025 peer group.

The Company’s goal is to generally set the target total direct compensation at or around the median of the peer group while allowing variable compensation to pay out above median when targets are exceeded. Compensation for any given executive may be set above or below the median to reflect the strategic importance of the executive’s role as well as individual performance and potential. Although market data is used to inform compensation decisions, the Company ultimately relies on its own experience, information and deliberations to determine individual compensation arrangements. The Compensation Committee intends to review the compensation peer group biennially to ensure the group is appropriate for compensation planning, with the next review scheduled to occur in 2027.

Based on benchmarking in Fiscal 2025, the total compensation of NEOs was found to be below the median of the peer group. The Compensation Committee approved an approach to move NEO pay closer to the median with a focus on “at risk pay”. Changes were made to the CEO and

NEO compensation such that the target short-term incentive plan (“STIP”) payment was changed to 125% for the CEO, 75% for the CFO and President of Organigram Canada, and to 50% for all other NEOS. The Company also increased the long-term incentive plan (“LTIP”) target for the CEO to 150% and to 75% for the CFO and President of Organigram Canada, to more closely align with the chosen peer group, ultimately increasing “pay at risk”.

Principal Elements of the Compensation Plan

The Company’s executive compensation program includes three principal elements: (a) base salary; (b) STIP; and (c) LTIP. The combined total compensation framework is designed to support a pay for performance philosophy while achieving a market competitive total target compensation package:

BASE + STIP [corporate objectives] + LTIP [Options + RSUs + PSUs]

Compensation Element	Objective and Rationale	Design Elements
Base Salary Cash (Not at Risk)	• Aids in the attraction and retention of executive talent through a market competitive fixed rate of pay

•      Reflects an individual’s level of responsibility and authority

•      Individual salary recommendations based on reference group data and individual contribution and performance

•      Performance period: one year

STIP Cash/Equity (At Risk)

•      Motivates employees to achieve corporate objectives over the current fiscal year

•      Supports a pay for performance philosophy where employees are compensated based on Company performance

•      Attracts and retains top talent as part of the cash component of a market competitive compensation strategy

• Each participant has a target annual incentive calculated as a percentage of salary. • Payouts determined based on the achievement of corporate objectives
LTIP Equity (At Risk)

•      Provides an opportunity to reward achievement of long-term plans and promote buy-in on the Company’s strategy

•      Awards for outstanding performance and a vehicle for capital accumulation

•      Provides a vehicle that aligns employees with the performance of shares and long-term vision of the Company

• Combination of RSUs and PSUs: vesting conditions as determined by the Board • Options: no value to recipient unless shareholder value created from time of grant • Performance period: up to 10 years

Compensation Decisions for Fiscal 2025

Pay Mix

To support the alignment of interests of executives with the short-term and long-term performance of the organization, the Company’s executive compensation framework provides for a portion of total compensation to be at risk. In Fiscal 2025, 60% of the CEO’s compensation was “at risk” and 56% of the NEO compensation was “at risk”. In Fiscal 2026, the percentage of pay at risk has increased for all NEOs based on the benchmarking analysis.

Base Salaries

The base salary of executives is reviewed annually by the Board. In determining the base salary of an executive officer, the Board considers the following factors:

(a)	the particular responsibilities related to the position;

(b)	salaries paid by other companies in the same industry as well as other industries which are similar in size as the Company;

(c)	the experience level of the executive officer;

(d)	the commitment which the executive officer has demonstrated to the Company; and

(e)	the executive officer’s overall performance and performance in relation to the achievement of corporate milestones and objectives.

STIP

The STIP is designed to motivate executives to achieve certain corporate and individual objectives. The STIP scorecard is recommended by the Compensation Committee and approved by the Board. 100% of the executive STIP award is tied to the STIP scorecard which is based on corporate objectives. Corporate objectives are financial in nature and equally weighted between budgeted values for the metrics net revenue and adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”).7

	CEO	Other NEOs
Target STIP	50%	40%
STIP Award Range	0%-150%	0%-60%
Corporate Objective Weight	100%	100%

In Fiscal 2025, the Company achieved a payout of 93.3% on the net revenue and Adjusted EBITDA metric as the Company achieved above threshold on all metrics, including the financial metrics of net revenue and Adjusted EBITDA, and above target on many of the operational metrics including “on time in full”, quality and international penetration. The Company intends to continue to use solely corporate objectives for the STIP program in Fiscal 2026. The corporate objectives were revised to reflect the goals for Fiscal 2026 and the plan was approved by the Compensation Committee.  For Fiscal 2026 the metrics within the STIP scorecard are both financial and operational with net revenue and Adjusted EBITDA achieving the highest weighting.

LTIP

Long term incentives are awarded to named executives as part of a competitive total compensation package. The intention of the LTIP is to reward achievement and promote buy-in of the long-term plans of the Company, to award employees for outstanding performance against those long-term plans and to align employees’ interest with the performance of shares and interests of Shareholders while supporting capital accumulation.

7 Adjusted EBITDA is a key indicator used by the Company to measure performance against internal targets and prior period results and is commonly used by financial analysts and investors to assess performance. This measure is specific to the Company and has no standardized meaning prescribed by International Financial Reporting Standards (“IFRS”). Therefore, Adjusted EBITDA may not be comparable to similar measures presented by other companies. Adjusted EBITDA is the Company’s adjusted earnings before interest, taxes, depreciation and amortization. This measure also excludes the impact of certain other adjustments related to events that are non-recurring or unusual in nature that the Company believes are not otherwise reflective of its ongoing operations and would make comparisons of underlying financial performance between periods difficult. For further information on the key metric, its computation and a reconciliation of Adjusted EBITDA to net loss, the most directly comparable measure determined under IFRS, please see “Financial Results and Review of Operations” in the Company’s Fiscal 2025 Management’s Discussion and Analysis (“Fiscal 2025 MD&A”). The Fiscal 2025 MD&A is incorporated by reference herein and is available on the Company’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Target long-term grants are recommended by the Compensation Committee and approved by the Board, taking into consideration various factors including previous grants. For Fiscal 2026, the LTIP for NEOs consists of 50% RSUs and 50% PSUs. RSUs, including those granted to the CEO, vest in thirds over a three-year time horizon. PSUs, including those granted to the CEO, vest wholly after a 3-year time horizon and are tied to the achievement of certain business objectives. For Fiscal 2026, the PSU grants are tied to 3-year cumulative goals of net revenue, Adjusted EBITDA and Share Performance. The PSU grant provides for the opportunity to achieve more or less than the targeted payout based on actual performance against objectives allowing for executives to earn more than the median of total compensation in the market. As such, the PSUs granted will be between 0% and 150% of target based on actual results.

Stock Options

While the Company’s normal course annual LTIP is comprised of 50% PSUs and 50% RSUs, as a matter of policy, the Compensation Committee considers stock option awards on a periodic basis (e.g., every few years). No stock options (each, an “Option”) were awarded to any NEOs in Fiscal 2025.

Summary Compensation Table

The following table provides a summary of the compensation earned by the NEOs for services rendered in all capacities during the previous three completed financial years:

Names and Principal Position	Year	Salary ($)	Share- based awards(1) ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation(3) ($)	Total compensation ($)
					Annual incentive plan(2) ($)	Long- term incentive plan ($)
Beena Goldenberg,(4) CEO and Director	2025	537,397	535,341	-	268,815	-	21,390	-	1,362,943
	2024	535,086	821,837	-	183,212	-	17,232	-	1,560,367
	2023	515,813	236,249	-	-	-	-	9,233	761,295
Greg Guyatt, (5) CFO	2025	337,430	251,059	-	127,365	-	13,375	-	729,229
	2024	237,500	200,000	-	66,905	-	7,000	-	511,405
	2023	-	-	-	-	-	-	-	-
Tim Emberg,(6) President of Organigram Canada	2025	328,805	236,367	-	124,115	-	12,978	12,000	714,265
	2024	305,777	402,882	-	85,869	-	9,859	12,000	816,387
	2023	315,375	116,004	-	-	-	-	22,325	453,704
Paolo De Luca, Chief Strategy Officer	2025	311,702	230,911	-	117,145	-	12,295	12,000	684,053
	2024	295,867	413,974	-	83,086	-	11,813	12,000	816,740
	2023	305,153	112,245	-	-	-	-	25,048	442,446
Helen Martin Chief Legal Officer	2025	326,793	244,251	-	123,910	-	11,386	12,000	718,341
	2024	317,792	419,347	-	88,905	-	5,364	12,000	843,408
	2023	312,878	114,646	-	-	-	-	19,162	446,686

Notes:

(1)	2025: Represents RSUs and PSUs granted at $2.54. 2024: Represents RSUs and PSUs granted at $1.75 and $2.73. 2023: Represents RSUs and PSUs granted at $1.23. The Board issued a one time Discretionary RSU Grant in recognition of personal performance in Fiscal 2023, following determination that the STIP gating requirement for Fiscal 2023 was not met.
(2)	Cash bonus accrued at year end and paid subsequent to fiscal year end.
(3)	Includes perquisite of a car allowance, employer’s contribution under the Company’s deferred profit sharing plan, vacation payment, signing bonus and parking allowance, which perquisites vary by NEO.
(4)	Following the end of Fiscal 2025, Ms. Goldenberg retired effective November 30, 2025.
(5)	Greg Guyatt was appointed CFO on January 8, 2024.
(6)	Tim Emberg was appointed President of Organigram Canada on May 26, 2025. Prior to that, he served as Chief Commercial Officer from October 6, 2022 to May 25, 2025.

Performance Graph

The following graph compares the Company’s performance since inception and ending on September 30, 2025 (with all dividends and distributions reinvested) to the S&P/TSX Composite Index, each starting with an investment of C$100:

The trend shown by the above performance graph does not directly correlate to the compensation received by the Company’s NEOs. The Company’s cumulative shareholder return performance reflects both operational and financial performance within the Company’s control as well as the impact of economic, industry, and market factors that are beyond the Company’s control. The Compensation Committee and the Board generally evaluate performance by reference to the achievement of corporate objectives rather than by short-term changes in the market price of the Common Shares.

Equity Incentive Plans

As of the date of this Circular, there are 7,603,498 awards outstanding under the Company’s equity incentive plans, each of which could be exercised or settled for one Common Share, which represents 5.58% of the Company’s issued and outstanding Common Shares as at the date of this Circular. Of these, 6,977,252 awards are governed by the terms of the 2020 Equity Incentive Plan, 605,163 awards are governed by the terms of the 2017 Equity Incentive Plan, and 21,083 awards are governed by the terms of the 2011 Stock Option Plan.

As a result, there remains an aggregate of 6,536,942 Common Shares (plus any awards forfeited or cancelled) available for issuance under the 2020 Equity Incentive Plan, representing approximately 4.88% of the Company’s issued and outstanding Common Shares as of the date of this Circular. No additional awards can be made under the 2017 Equity Incentive Plan and 2011 Stock Option Plan. All awards made from January 23, 2020 onwards are governed by the 2020 Equity Incentive Plan. The 2017 Equity Incentive Plan and the 2011 Stock Option Plan remain in effect only in respect of outstanding equity-based awards.

2020 Equity Incentive Plan

Overview

On January 23, 2020, the Board approved the 2020 Equity Incentive Plan, pursuant to which the Company is able to grant equity-based incentive awards in the form of Options, RSUs, PSUs and deferred share units (each, a “DSU”), as further described below. The Board re-approved the 2020 Equity Incentive Plan on January 17, 2023, and the Shareholders approved the same on February 28, 2023.

The purpose of the 2020 Equity Incentive Plan is to, among other things, provide the Company with a share-related mechanism to attract, retain and motivate qualified directors, employees and consultants of the Company and its subsidiaries, to reward such of those directors, employees and consultants as may be granted awards under the 2020 Equity Incentive Plan by the Board from time to time for their contributions toward the long-term goals and success of the Company and to enable and encourage such directors, employees and consultants to acquire Common Shares as long-term investments and proprietary interests in the Company.

Material Terms of the 2020 Equity Incentive Plan

The 2020 Equity Incentive Plan is a rolling plan which, subject to the adjustment provisions provided for therein (including a subdivision or consolidation of Common Shares), provides that the aggregate maximum number of Common Shares that may be issued upon the exercise or settlement of awards granted under the 2020 Equity Incentive Plan shall not exceed 10% of the Company’s issued and outstanding Common Shares from time to time, such number being 136,337,341 as at February 23, 2026. The capacity provided under the 2020 Equity Incentive Plan is in addition to the 626,246 awards outstanding under the Company’s previous equity incentive plans.

The 2020 Equity Incentive Plan is considered an “evergreen” plan, since the Common Shares covered by awards which have been exercised, settled or terminated shall be available for subsequent grants under the 2020 Equity Incentive Plan and the number of awards available to grant increases as the number of issued and outstanding Common Shares increases.

Insider Participation Limit

The 2020 Equity Incentive Plan also provides that the aggregate number of Common Shares (a) issuable to insiders at any time (under all of the Company’s security-based compensation arrangements) cannot exceed 10% of the Company’s issued and outstanding Common Shares and (b) issued to insiders within any one-year period (under all of the Company’s security-based compensation arrangements) cannot exceed 10% of the Company’s issued and outstanding Common Shares.

Furthermore, the 2020 Equity Incentive Plan provides that (i) the Company shall not make grants of awards to non-employee directors if, after giving effect to such grants of awards, the aggregate number of Common Shares issuable to non-employee directors, at the time of such grant, under all of the Company’s security based compensation arrangements would exceed 1% of the issued and outstanding Common Shares on a non-diluted basis, and (ii) within any one financial year of the Company, (a) the aggregate fair value on the date of grant of all Options granted to any one non-employee director shall not exceed $100,000, and (b) the aggregate fair market value on the date of grant of all awards (including, for greater certainty, the fair market value of the Options) granted to any one non-employee director under all of the Company’s security based compensation arrangements shall not exceed $150,000; provided that such limits shall not apply to (i) awards taken in lieu of any cash retainer or meeting director fees, and (ii) a one-time initial grant to a non-employee director upon such non-employee director joining the Board.

Any Common Shares issued by the Company through the assumption or substitution of outstanding Options or other equity-based awards from an acquired company shall not reduce the number of Common Shares available for issuance pursuant to the exercise of awards granted under the 2020 Equity Incentive Plan.

Administration of the 2020 Equity Incentive Plan

The Plan Administrator (as defined in the 2020 Equity Incentive Plan) is determined by the Board, and is currently the Compensation Committee. The 2020 Equity Incentive Plan may in the future be administered by the Board itself or delegated to a committee of the Board. The Plan Administrator determines which directors, officers, consultants and employees are eligible to receive awards under the 2020 Equity Incentive Plan, the time or times at which awards may be granted, the conditions under which awards may be granted or forfeited to the Company, the number of Common Shares to be covered by any award, the exercise price of any award, whether restrictions or limitations are to be imposed on the Common Shares issuable pursuant to grants of any award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any award, based on such factors as the Plan Administrator may determine.

In addition, the Plan Administrator interprets the 2020 Equity Incentive Plan and may adopt guidelines and other rules and regulations relating to the 2020 Equity Incentive Plan, and make all other determinations and take all other actions necessary or advisable for the implementation and administration of the 2020 Equity Incentive Plan.

Eligibility

All directors, employees and consultants are eligible to participate in the 2020 Equity Incentive Plan. The extent to which any such individual is entitled to receive a grant of an award pursuant to the 2020 Equity Incentive Plan will be determined in the sole and absolute discretion of the Plan Administrator.

Types of Awards

Awards of Options, RSUs, PSUs and DSUs may be made under the 2020 Equity Incentive Plan. All of the awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the 2020 Equity Incentive Plan, and will generally be evidenced by an award agreement. In addition, subject to the limitations provided in the 2020 Equity Incentive Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of awards, cancel or modify outstanding awards, and waive any condition imposed with respect to awards or Common Shares issued pursuant to awards.

Options

An Option entitles a holder thereof to purchase a prescribed number of treasury Common Shares at an exercise price set at the time of the grant. The Plan Administrator will establish the exercise price at the time each Option is granted, which exercise price must in all cases be not less than the volume weighted average closing price of the Common Shares on the TSX for the five trading days immediately preceding the date of grant (the “Market Price”). Subject to any accelerated termination as set forth in the 2020 Equity Incentive Plan, each Option expires on its respective expiry date. The Plan Administrator will have the authority to determine the vesting terms applicable to grants of Options. Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as otherwise set forth in any written employment agreement, award agreement or other written agreement between the Company or a subsidiary of the Company and the participant. The Plan Administrator has the right to accelerate the date upon which any Option becomes exercisable. The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in the 2020 Equity Incentive Plan, such as vesting conditions relating to the attainment of specified performance goals.

Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular award agreement, an exercise notice must be accompanied by payment of the exercise price. A participant may, in lieu of exercising an Option pursuant to an exercise notice, elect to surrender such Option to the Company (a “Cashless Exercise”) in consideration for an amount from the Company equal to (i) the Market Price of the Common Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ii) the aggregate exercise price of the Option (or portion thereof) surrendered relating to such Common Shares (the “In-the-Money Amount”) by written notice to the Company indicating the number of Options such participant wishes to exercise using the Cashless Exercise, and such other information that the Company may require. Subject to the provisions of the 2020 Equity Incentive Plan, the Company will satisfy payment of the In-the-Money Amount by delivering to the participant such number of Common Shares having a fair market value equal to the In-the-Money Amount.

Restricted Share Units

An RSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Common Share (or the value thereof) for each RSU after a specified vesting period. The Plan Administrator may, from time to time, subject to the provisions of the 2020 Equity Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year.

The number of RSUs (including fractional RSUs) granted at any particular time under the 2020 Equity Incentive Plan will be calculated by dividing (a) the amount of any bonus or similar payment that is to be paid in RSUs, as determined by the Plan Administrator, by (b) the greater of (i) the Market Price of a Common Share on the date of grant and (ii) such amount as determined by the Plan Administrator in its sole discretion. The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs, provided that the terms comply with Section 409A of the U.S. Internal Revenue Code of 1986, to the extent applicable.

Upon settlement, holders will redeem each vested RSU for the following at the election of such holder but subject to the approval of the Plan Administrator: (a) one fully paid and non-assessable Common Share in respect of each vested RSU, (b) a cash payment, or (c) a combination of Common Shares and cash. Any such cash payments made by the Company shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per Common Share as at the settlement date.

The RSUs granted to the NEOs in Fiscal 2025 vest in thirds over a three-year time horizon as described in the “Compensation Decisions for Fiscal 2025” section of this Circular.

Performance Share Units

A PSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Common Share (or the value thereof) for each PSU after specific performance-based vesting criteria determined by the Plan Administrator, in its sole discretion, have been satisfied. The performance goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the effect of termination of a participant’s service and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable award agreement. The Plan Administrator may, from time to time, subject to the provisions of the 2020 Equity Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year.

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of PSUs. Upon settlement, holders will redeem each vested PSU for the following at the election of such holder but subject to the approval of the Plan Administrator: (a) one fully paid and non-assessable Common Share in respect of each vested PSU, (b) a cash payment, or (c) a combination of Common Shares and cash. Any such cash payments made by the Company to a participant shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per Common Share as at the settlement date.

Deferred Share Units

A DSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Common Share (or, at the election of the holder and subject to the approval of the Plan Administrator, the cash value thereof) for each DSU on a future date. The Board may fix from time to time a portion of the total compensation (including annual retainer) paid by the Company to a director in a calendar year for service on the Board (the “Director Fees”) that are to be payable in the form of DSUs. In addition, each director is given, subject to the provisions of the 2020 Equity Incentive Plan, the right to elect to receive a portion of the cash Director Fees owing to them in the form of DSUs.

Except as otherwise determined by the Plan Administrator or as set forth in the particular award agreement, DSUs shall vest immediately upon grant. The number of DSUs (including fractional DSUs) granted at any particular time will be calculated by dividing (a) the amount of Director Fees that are to be paid in DSUs, as determined by the Plan Administrator, by (b) the Market Price of a Share on the date of grant. Upon settlement, holders will redeem each vested DSU for: (a) one fully paid and non-assessable Common Share issued from treasury in respect of each vested DSU, or (b) at the election of the holder and subject to the approval of the Plan Administrator, a cash payment on the date of settlement. Any cash payments made under the 2020 Equity Incentive Plan by the Company to a participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Common Share as at the settlement date.

Dividend Equivalents

Except as otherwise determined by the Plan Administrator or as set forth in the particular award agreement, RSUs, PSUs and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, as applicable, as of each dividend payment date in respect of which normal cash dividends are paid on Common Shares. Dividend equivalents shall vest in proportion to, and settle in the same manner as, the awards to which they relate. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of RSUs, PSUs and DSUs, as applicable, held by the participant on the record date for the payment of such dividend, by (b) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

Black-out Periods

In the event an award expires, at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of the Company exists, the expiry of such award will be the date that is 10 business days after which such scheduled blackout terminates or there is no longer such undisclosed material change or material fact.

Term

While the 2020 Equity Incentive Plan does not stipulate a specific term for awards granted thereunder, as discussed below, awards may not expire beyond 10 years from its date of grant, except where Shareholder approval is received or where an expiry date would have fallen within a blackout period of the Company. All awards must vest and settle in accordance with the provisions of the 2020 Equity Incentive Plan and any applicable award agreement, which award agreement may include an expiry date for a specific award.

Termination of Employment or Services

The following table describes the impact of certain events upon the participants under the 2020 Equity Incentive Plan, including termination for cause, resignation, termination without cause, disability, death or retirement, subject, in each case, to the terms of a participant’s applicable employment agreement, award agreement or other written agreement:

Event	Provisions
Termination for Cause	☐	Any Option or other award held by the participant that has not been exercised, surrendered or settled as of the Termination Date (as defined in the 2020 Equity Incentive Plan) shall be immediately forfeited and cancelled as of the Termination Date.
Resignation

Event	Provisions
Termination without Cause	☐	A portion of any unvested Options or other awards shall immediately vest, such portion to be equal to the number of unvested Options or other awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested Options or other awards were originally scheduled to vest. Any vested Options may be exercised by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such Option; and (B) the date that is 90 days after the Termination Date. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested award other than an Option, such award will be settled within 90 days after the Termination Date.
Disability	☐	Any award held by the participant that has not vested as of the date of such participant’s Termination Date shall vest on such date. Any vested Option may be exercised by the participant at any time until the expiry date of such Option. Any vested award other than an Option will be settled within 90 days after the Termination Date.
Death	☐	Any award that is held by the participant that has not vested as of the date of the death of such participant shall vest on such date. Any vested Option may be exercised by the participant’s beneficiary or legal representative (as applicable) at any time during the period that terminates on the earlier of: (a) the expiry date of such Option, and (b) the first anniversary of the date of the death of such participant. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested award other than an Option, such award will be settled with the participant’s beneficiary or legal representative (as applicable) within 90 days after the date of the participant’s death.
Retirement	☐	Any (i) outstanding award that vests or becomes exercisable based solely on the participant remaining in the service of the Company or its subsidiary will become 100% vested, and (ii) outstanding award that vests based on the achievement of Performance Goals (as defined in the 2020 Equity Incentive Plan) that has not previously become vested shall continue to be eligible to vest based upon the actual achievement of such Performance Goals. Any vested Option may be exercised by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such Option; and (B) the third anniversary of the participant’s date of retirement. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested award other than an Option that is described in (i), such award will be settled within 90 days after the participant’s retirement. In the case of a vested award other than an Option that is described in (ii), such award will be settled at the

Event	Provisions
same time the award would otherwise have been settled had the participant remained in active service with the Company or its subsidiary. Notwithstanding the foregoing, if, following his or her retirement, the participant commences (the “Commencement Date”) employment, consulting or acting as a director of the Company or any of its subsidiaries (or in an analogous capacity) or otherwise as a service provider to any person that carries on or proposes to carry on a business competitive with the Company or any of its subsidiaries, any Option or other award held by the participant that has not been exercised or settled as of the Commencement Date shall be immediately forfeited and cancelled as of the Commencement Date.

Change in Control

Under the 2020 Equity Incentive Plan, except as may be set forth in an employment agreement, award agreement or other written agreement between the Company or a subsidiary of the Company and a participant:

(a)	If within 12 months following the completion of a transaction resulting in a Change in Control (as defined below), a participant’s employment, consultancy or directorship is terminated by the Company or a subsidiary of the Company without Cause (as defined in the 2020 Equity Incentive Plan), without any action by the Plan Administrator:

(i)	any unvested awards held by the participant at Termination Date shall immediately vest; and

(ii)	any vested awards may be exercised, surrendered to the Company, or settled by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such award; and (B) the date that is 90 days after the Termination Date. Any award that has not been exercised, surrendered or settled at the end of such period being immediately forfeited and cancelled.

(b)	Unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Common Shares will cease trading on the TSX, the Company may terminate all of the awards, other than an Option held by a participant that is a resident of Canada for the purposes of the Income Tax Act (Canada), granted under the 2020 Equity Incentive Plan at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each Award (as defined in the 2020 Equity Incentive Plan) equal to the fair market value of the Award held by such participant as determined by the Plan Administrator, acting reasonably, provided that any vested awards granted to U.S. Taxpayers (as defined in the 2020 Equity Incentive Plan) will be settled within 90 days of the Change in Control.

Subject to certain exceptions, a “Change in Control” includes (a) any transaction pursuant to which a person or group acquires more than 50% of the outstanding Common Shares, (b) the sale of all or substantially all of the Company’s assets, (c) the dissolution or liquidation of the

Company, (d) the acquisition of the Company via consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise, (e) individuals who comprise the Board at the last annual general meeting of Shareholders (the “Incumbent Board”) cease to constitute at least a majority of the Board, unless the election, or nomination for election by the Shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, in which case such new director shall be considered as a member of the Incumbent Board, or (f) any other event which the Board determines to constitute a change in control of the Company.

Non-Transferability of Awards

Except as permitted by the Plan Administrator and to the extent that certain rights may pass to a beneficiary or legal representative upon death of a participant, by will or as required by law, no assignment or transfer of awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such awards whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such awards will terminate and be of no further force or effect. To the extent that certain rights to exercise any portion of an outstanding award pass to a beneficiary or legal representative upon the death of a participant, the period in which such award can be exercised by such beneficiary or legal representative shall not exceed one year from the participant’s death.

Amendments to the 2020 Equity Incentive Plan

The Plan Administrator may also from time to time, without notice and without approval of the holders of voting Common Shares, amend, modify, change, suspend or terminate the 2020 Equity Incentive Plan or any awards granted pursuant thereto as it, in its discretion, determines appropriate, provided that (a) no such amendment, modification, change, suspension or termination of the 2020 Equity Incentive Plan or any award granted pursuant thereto may materially impair any rights of a participant or materially increase any obligations of a participant under the 2020 Equity Incentive Plan without the consent of such participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements, and (b) any amendment that would cause an award held by a U.S. taxpayer to be subject to the income inclusion under Section 409A of the United States Internal Revenue Code of 1986, as amended, shall be null and void ab initio.

Notwithstanding the above, and subject to the rules of the TSX, the approval of Shareholders is required to effect any of the following amendments to the 2020 Equity Incentive Plan:

(a)	increasing the number of Common Shares reserved for issuance under the 2020 Equity Incentive Plan, except pursuant to the provisions in the 2020 Equity Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(b)	increasing or removing the 10% limits on Common Shares issuable or issued to insiders;

(c)	reducing the exercise price of an option award (for this purpose, a cancellation or termination of an award of a participant prior to its expiry date for the purpose of reissuing an award to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an award) except pursuant to the provisions in the 2020 Equity Incentive Plan which permit the Plan

Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(d)	extending the term of an Option award beyond the original expiry date (except where an expiry date would have fallen within a blackout period applicable to the participant or within 10 business days following the expiry of such a blackout period);

(e)	permitting an Option award to be exercisable beyond 10 years from its date of grant (except where an expiry date would have fallen within a blackout period);

(f)	increasing or removing the limits on the participation of non-employee directors;

(g)	permitting awards to be transferred to a person;

(h)	changing the eligible participants; and

(i)	deleting or otherwise limiting the amendments which require approval of the Shareholders.

Except for the items listed above, amendments to the 2020 Equity Incentive Plan will not require Shareholder approval. Such amendments include (but are not limited to): (a) amending the general vesting provisions of an award, (b) amending the provisions for early termination of awards in connection with a termination of employment or service, (c) adding covenants of the Company for the protection of the participants, (d) amendments that are desirable as a result of changes in law in any jurisdiction where a participant resides, and (e) curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Anti-Hedging Policy

Participants are restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of awards granted to them.

2017 Equity Incentive Plan

Overview

On November 7, 2017, the Board approved the 2017 Equity Incentive Plan of the Company pursuant to which the Company issued share-based long-term incentives. The 2017 Equity Incentive Plan is a legacy plan under which no additional entitlements may be granted. Any outstanding entitlement granted under the 2017 Equity Incentive Plan will continue to be governed by the terms and conditions of the plan and the applicable award certificate. All directors, officers, employees and independent contractors of the Company and/or its affiliates (“Participants”) were eligible to receive RSUs or PSUs, under the 2017 Equity Incentive Plan.

The purpose of the 2017 Equity Incentive Plan is to assist with the recruitment of and retention of high-caliber directors, executives, employees and consultants to serve the Company and to permit the Company to preserve its cash-flow to better align the interests of the Participants with the long-term interests of the Shareholders (as defined in the 2017 Equity Incentive Plan).

The use of equity-based compensation as part of a competitive total compensation package for employees in certain roles also allows the Company to offer lower base salaries thereby lowering its fixed cash compensation costs.

Under the 2017 Equity Incentive Plan, a maximum of 625,000 Common Shares (adjusted to reflect the consolidation of the Common Shares on July 5, 2023) were reserved for issuance from treasury (the “Reserved Shares”). Notwithstanding the foregoing, the number of Reserved Shares reserved for issuance pursuant to both RSUs and PSUs shall not (under all of the Company’s security-based compensation arrangements) equal more than 10% of the number of Common Shares then issued and outstanding.

The aggregate number of Common Shares issuable from treasury to any one Participant under the 2017 Equity Incentive Plan and all other security-based compensation arrangements of the Company shall not exceed 5% of issued and outstanding Common Shares.

The aggregate number of Common Shares issuable to insiders, at any time, under all security-based compensation arrangements of the Company, may not exceed 10% of the Company’s issued and outstanding Common Shares; and the aggregate number of Common Shares issued to insiders within any one-year period, under all security-based compensation arrangements of the Company, may not exceed 10% of the Company’s issued and outstanding Common Shares. Further, the aggregate number of Common Shares that may be issuable to any one insider or Eligible Consultant (as defined in the 2017 Equity Incentive Plan) of the Company or any of its subsidiaries pursuant to PSUs in any 12-month period must not exceed 2% of issued and outstanding Common Shares.

The aggregate number of Common Shares issuable to directors who are not employees or officers shall be limited to 1% of the Company’s issued and outstanding Common Shares.

The interest of any Participant under the 2017 Equity Incentive Plan or in any PSU or RSU shall not be transferable or assignable other than by operation of law, except, if and on such terms as the Company may permit, to a spouse or children or grandchildren or a personal holding company or family trust controlled by a Participant, the Shareholders or beneficiaries of which, as the case may be, are any combination of the Participant, the Participant’s spouse, the Participant’s children or the Participant’s grandchildren, and after his or her lifetime shall enure to the benefit of and be binding upon the Participant’s Beneficiary (as defined in the 2017 Equity Incentive Plan).

While the 2017 Equity Incentive Plan does not stipulate a specific term for RSUs or PSUS granted thereunder, awards may not expire beyond the date which is two years after the Participant’s Termination Date (as defined in the 2017 Equity Incentive Plan), except where Shareholder approval is received, as outlined below. All awards must vest and settle in accordance with the provisions of the 2017 Equity Incentive Plan and any applicable grant agreement.

Subject to certain exceptions included in the 2017 Equity Incentive Plan, the occurrence of a Change of Control (as such term is defined in the 2017 Equity Incentive Plan) will not result in the vesting of unvested RSUs or PSUs nor the lapse of any period of restriction pertaining to any RSUs. In October 2019, the Board amended the 2017 Equity Incentive Plan in accordance with the amendment procedures of the 2017 Equity Incentive Plan such that in the event that: (a) a Change of Control (as defined in the 2017 Equity Incentive Plan) occurs and; (b) within 12 months of the date of the Change of Control, (i) the employment of the Participant is terminated without Cause (as defined in the 2017 Equity Incentive Plan), or (ii) the employment of the Participant by the Company does not continue at the level of responsibility or level of compensation at least commensurate with the Participant’s level or responsibility or compensation immediately prior to the Change of Control, and the Participant provides written notice to the Company within such 12 month period to treat the Participant’s employment as being terminated as a result of either such reduction with the Participant’s termination being effective as at the date of the said written notice, then at the time that the termination of the Participant is effective all of the unvested RSUs and the PSUs then held by the Participant shall automatically and irrevocably become vested in full.

The Board may, without notice, at any time and from time to time, amend the 2017 Equity Incentive Plan or any provisions thereof in such manner as the Board, in its sole discretion and without Shareholder approval. Notwithstanding the foregoing, the following amendments to the 2017 Equity Incentive Plan require the approval of Shareholders of the Company: (a) an increase in the maximum number of Common Shares issuable pursuant to the 2017 Equity Incentive Plan; (b) an extension of the expiry date for PSUs or RSUs granted to insiders; (c) the addition of additional categories of Participants; or (d) any amendment to the terms governing the amendment, suspension or termination of the 2017 Equity Incentive Plan. Further, if an amendment adversely affects the right under any previously granted PSU and/or RSU, such amendment shall not be effective on such previously granted PSU and/or RSU without the consent of each affected Participant.

Termination of Employment or Services

The following table describes the impact of certain events upon the Participants under the 2017 Equity Incentive Plan, including termination for cause, resignation, death, disability, termination without cause, or retirement:

Event	Provisions
Termination for Cause/Resignation/ Death/Disability	•	Any unvested PSUs or RSUs, as applicable, shall terminate and be forfeited.
Termination without Cause	•	At the Company’s discretion, all or a portion of such Participant’s PSUs or RSUs, where applicable, may be made fully vested, or may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Company in its sole discretion.
Retirement	•	All outstanding PSUs or RSUs held by such Participant that are not vested shall immediately and automatically terminate, other than those PSUs or RSUs which would have become vested within the one year period following the Participant’s Termination Date (as defined in the 2017 Equity Incentive Plan), which shall for this purpose continue to vest (and be paid out) in accordance with the 2017 Equity Incentive Plan.

The 2017 Equity Incentive Plan did not replace the Company’s 2011 Stock Option Plan. Rather, the two work in combination. Like the 2017 Equity Incentive Plan, the 2011 Stock Option Plan is a legacy plan under which no additional entitlements may be granted. Any outstanding entitlement granted under the 2011 Stock Option Plan will continue to be governed by the terms and conditions of the plan and the applicable award certificate.

2011 Stock Option Plan

The Company adopted the 2011 Stock Option Plan on August 2, 2011. The 2011 Stock Option Plan was established to provide an incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The 2011 Stock Option Plan is administered by the Board and provides that Options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The 2011 Stock Option Plan also provides that the number of Common Shares issuable under the 2011 Stock Option Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, including the 2017 Equity Incentive Plan, may not exceed 10% of the total number of issued and outstanding Common Shares. Pursuant to the 2011 Stock Option Plan all Options expire on a date not later than 10 years after the date of grant of an Option. The 2011 Stock Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company.

Material Terms of the Plan

The following is a summary of the material terms of the Plan:

(a)	Persons who are Service Providers (as defined in the 2011 Stock Option Plan) to the Company or its affiliates, or who are providing services to the Company or its affiliates, are eligible to receive grants of Options under the 2011 Stock Option Plan;

(b)	Options granted under the 2011 Stock Option Plan are non-assignable, and non-transferable for a period of up to 10 years;

(c)	For Options granted to Service Providers, the Company must ensure that the proposed Optionee (as defined in the 2011 Stock Option Plan) is a bona fide Service Provider of the Company or its affiliates;

(d)	An Option granted to any Service Provider will expire within one year (or such other time, not to exceed one year, as shall be determined by the Board as at the date of grant or agreed to by the Board and the Optionee at any time prior to expiry of the Option), after the date the Optionee ceases to be employed by or provide services to the Company, but only to the extent that such Option was vested at the date the Optionee ceased to be so employed by or to provide services to the Company;

(e)	The 2011 Stock Option Plan does not contain restrictions on insider participation.

(f)	If an Optionee dies, any vested Option held by him or her at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such Option;

(g)	In the case of an Optionee being dismissed from employment or service for cause, such Optionee’s Options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same;

(h)	The exercise price of each Option will be set by the Board on the effective date of the Option and will not be less than the Discounted Market Price (as defined in the 2011 Stock Option Plan);

(i)	Vesting of Options shall be at the discretion of the Board, and will generally be subject to: (i) the Service Provider remaining employed by or continuing to provide services to the Company or its affiliates, as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its affiliates during the vesting period; or (ii) the Service Provider remaining as a Director of the Company or its affiliates during the vesting period;

(j)	In the event of a Change of Control (as defined in the 2011 Stock Option Plan) occurring, Options granted and outstanding, which are subject to vesting provisions, shall be deemed to have immediately vested upon the occurrence of the Change of Control, subject to the approval of the TSX-V (or the NEX, as the case may be) for vesting requirements imposed by the TSX; and

(k)	The Board reserves the right in its absolute discretion to amend, suspend, terminate or discontinue the 2011 Stock Option Plan with respect to all 2011 Stock Option Plan shares in respect of Options which have not yet been granted under the 2011 Stock Option Plan.

Securities Authorized for Issuance under the Equity Compensation Plans

The following table sets forth details of the Company’s compensation plans under which equity securities are authorized for issuance as at the end of Fiscal 2025:

Plan Category	Number of securities to be issued upon exercise of outstanding Options, RSUs, PSUs and DSUs	Weighted-average exercise price of outstanding Options, RSUs, PSUs and DSUs	Number of securities remaining available for future issuance under equity compensation plans (1)(2)
Equity compensation plans approved by securityholders	6,976,230	$3.30	7,165,940
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	6,976,230	$3.30	7,165,940

Notes:

(1)	Assumes all Options, RSUs, PSUs and DSUs available for future grants are to be settled for Common Shares issued from treasury.

(2)	Excludes securities reflected in other columns in this chart.

The following table provides information regarding the number of equity securities awarded as incentive plan awards as of September 30, 2025:

	Number	Percentage of Shares Outstanding
Shares issued from treasury pursuant to exercise of Options or settlement of RSUs, PSUs and DSUs	1,079,140	0.80%
Options, RSUs, PSUs and DSUs granted and outstanding	6,976,230	5.19%
Options, RSUs, PSUs and DSUs available for future grants(1)	7,165,940	5.33%
Total number of Common Shares reserved for issue	14,142,170	10.52%

Notes:

(1)	Assumes all Options, RSUs, PSUs and DSUs available for future grants are to be settled for Common Shares issued from treasury.

Burn Rate under the Equity Compensation Plans

The following table shows the number of Options, RSUs and PSUs granted as a percentage of average shares outstanding (the “burn rate”) for the previous three fiscal years:

	2023	2024	2025
Grants under the 2011 Stock Option Plan	-	-	-
Grants under the 2017 Equity Incentive Plan	-	-	-
Grants under the 2020 Equity Incentive Plan	903,861	3,209,338	2,135,382
Burn rate(1)	1.11%	2.96%	1.59%

Notes:

(1)	The burn rate for the year is calculated based on the number of Options, RSUs and PSUs issued in a year, including any dividend equivalents awards issued, divided by the weighted average number of Common Shares outstanding for such year.

Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

The following table provides information regarding the outstanding Option-based awards and share-based awards for each NEO as of September 30, 2025.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)(1)	Option expiry date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested(2) ($)	Market or payout value of vested share- based awards not paid out or distributed (2) ($)
Beena Goldenberg	125,000	11.40	October 14, 2031	Nil	482,273	1,360,010	Nil
	127,000	5.60	July 21, 2032	Nil
Greg Guyatt	Nil	Nil	Nil	Nil	147,926	417,151	Nil
Tim Emberg	75,000	14.60	December 22, 2027	Nil	213,597	602,344	79,439
	6,250	19.00	December 17, 2028	Nil
	12,500	8.76	January 18, 2031	Nil
	71,250	5.60	July 21, 2032	Nil
Paolo De Luca	75,000	14.60	December 22, 2027	Nil	212,150	598,263	146,857
	12,500	19.00	December 17, 2028	Nil
	12,500	8.76	January 18, 2031	Nil
	75,500	5.60	July 21, 2032	Nil
Helen Martin	25,000	19.00	December 17, 2028	Nil	220,408	621,551	77,542
	37,500	12.60	December 30, 2029	Nil
	12,500	8.76	January 18, 2031	Nil

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)(1)	Option expiry date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested(2) ($)	Market or payout value of vested share- based awards not paid out or distributed (2) ($)
	77,000	5.60	July 21, 2032	Nil

Notes:

(1)	The value is the difference between the closing price of the Company’s Common Shares on the TSX of $2.82 on September 30, 2025 and the exercise price of the applicable options.
(2)	Based on the closing price of the Company’s Common Shares on the TSX of $2.82 on September 30, 2025.

Incentive Plan Awards Vested or Earned in 2025

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for the twelve months ended September 30, 2025.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation — Value earned during the year (2) ($)
Beena Goldenberg	-	346,513	268,815
Greg Guyatt	-	68,176	127,365
Tim Emberg	-	170,571	124,115
Paolo De Luca	-	165,991	117,145
Helen Martin	-	175,099	123,910

Notes:

(1)	Based on the closing price of the Company’s Common Shares on the TSX of $2.82 on September 30, 2025.
(2)	Cash bonus accrued at fiscal year end and paid subsequent to fiscal year end.

Group Retirement Programs

The Company offers two group retirement programs through Desjardins. The first is a retirement savings plan (RRSP) plan, pursuant to which full-time employees (including NEOs) who have been employed for six months or longer (“Eligible Employees”) contribute 4% of their earnings into the plan. The second is a deferred profit sharing plan (DPSP), pursuant to which the Company contributes 4% of the applicable Eligible Employee earnings into the plan. Withdrawal of funds is not permitted unless there are additional employee voluntary contributions.

Benefits and Perquisites

The Company does not, as of the date of this Circular, offer any material benefits or perquisites to its NEOs other than potential grants of Options, RSUs, PSUs and DSUs and as otherwise disclosed and discussed herein.

Termination and Change of Control Benefits

The Company has employment contracts with its NEOs that provide for, among other things, the payment of severance in connection with certain termination events. The following are brief descriptions of certain relevant provisions of the employment contracts with those NEOs that continue to be employees of the Company as at the date of this Circular.

Beena Goldenberg

Ms. Goldenberg retired on November 30, 2025 following the end of the Fiscal 2025 year. Ms. Goldenberg’s employment contract stated that, in the event that her employment is terminated by the Company, at any time without cause, Ms. Goldenberg is entitled to receive payments equal to a pro rata share of the bonus owed under the agreement, and salary continuation for 12 months, increasing to 24 months effective September 2026. Should termination follow a change of control, the salary continuation period is 24 months of base salary and 24 months of the annual bonus paid in the fiscal year prior to the date upon which the change of control occurs. In the event that the beneficial owner is BAT (or any related entity), the salary continuation and bonus period is limited to 12 months.

Greg Guyatt

Mr. Guyatt’s employment contract states that, in the event his employment is terminated by the Company, at any time without cause, Mr. Guyatt is entitled to receive payments equal to a pro rata share of the bonus owed under the agreement, and salary continuation for 12 months. Should his termination follow a change of control, the salary continuation period will remain unchanged.

Tim Emberg

Mr. Emberg’s employment contract states that, in the event his employment is terminated by the Company, at any time without cause, Mr. Emberg is entitled to receive payments equal to a pro rata share of the bonus owed under the agreement, and salary continuation for 12 months. Should termination follow a change of control, the salary continuation period remains unchanged.

Paolo De Luca

Mr. De Luca’s employment contract states that, in the event his employment is terminated by the Company, at any time without cause, Mr. De Luca is entitled to receive payments equal to a pro rata share of the bonus owed under the agreement, and salary continuation for 12 months. Should his termination follow a change of control, the salary continuation period will remain unchanged.

Helen Martin

Ms. Martin’s employment contract states that, in the event her employment is terminated by the Company, at any time without cause, Ms. Martin is entitled to receive payments equal to a pro rata share of the bonus owed under the agreement, and salary continuation for 12 months. Should termination follow a change of control, the salary continuation period remains unchanged.

The following table provides details regarding the estimated incremental payments that the Company would have had to make to each of the above noted NEO, assuming that such executive’s employment agreement was terminated by the Company without cause on September 30, 2025, the last business day of the fiscal year:

NEO	Incremental Payment for Termination Without Cause(1), (2), (3) ($)	Incremental Payment for Termination Without Cause Following a Change of Control(1), (2), (3) ($)
Beena Goldenberg	806,212	1,612,424
Greg Guyatt	464,795	464,795
Tim Emberg	464,920	464,920
Paolo De Luca	440,847	440,847
Helen Martin	462,703	462,703

Notes:

(1)	Amounts do not include the value associated with the acceleration of vesting of outstanding awards.

(2)	Amounts include a pro rata bonus payment owed under each NEO’s employment agreement, if applicable, assuming a non-discretionary bonus at applicable base salary target.

(3)	Amounts assume that all reimbursements have been paid and no benefits have accrued.

Director Compensation

Overview and Philosophy

The Company’s director compensation practices are overseen by the Compensation Committee, as well as by the Board as a whole. The Compensation Committee also relies on third party advisors as required to assist it in determining its director compensation practices.

The compensation of directors is designed to attract and retain qualified individuals to serve on the Board, align the interests of the directors with the interests of the Company’s Shareholders, and provide competitive compensation in line with the risks and responsibilities inherent in the role of director.

Elements of 2025 Director Compensation

For Fiscal 2025, the Company’s directors received the following amounts for their services as directors of the Board and as members of the committees of the Board.

Role	Cash Retainer	Equity Retainer
Basic Board Member	$60,000	$90,000
Audit Committee Chair	$12,500	$7,500
Corporate Governance and Nominating Committee Chair	$6,000	$6,000

Compensation Committee Chair	$9,000	$6,000
Investment Committee Chair	$6,000	$6,000
Committee Member	$3,000	$3,000
Chairman of the Board	$95,000	$134,000
Chairman of the Search Committee(1)	$20,000	-
Search Committee Member(1)	$10,000	-

1 Compensation for the Search Committee was provided in fiscal year 2026.

The Board, with assistance from the Compensation Committee, annually reviews the Company’s approach to director compensation. The Compensation Committee considers many factors, including whether compensation fairly reflects the responsibilities and risks involved. The review of the Company’s director compensation includes benchmarking against other cannabis and consumer goods companies in Canada. Annual retainers are intended to provide an appropriate level of fixed compensation that will assist in director retention and recruitment. In Fiscal 2025, the Compensation Committee engage GGA to provide input on director compensation. The Company has implemented recommendations to increasing equity compensation for fiscal year 2026.

Currently, the directors do not benefit from pension plan participation. In Fiscal 2025, the Company allowed directors to participate in the Company’s health and dental plans.  To date, Stephen Smith has opted to participate. The Compensation Committee believes that it has established an appropriate comparator group for purposes of setting the future compensation of the directors and intends to continue to monitor such comparator group as it reviews its future compensation amounts.

Director Summary Compensation Table

The following table sets forth the value of all compensation provided to the directors of the Company for Fiscal 2025.

Name(1)	Fees earned ($)	Share- based awards(2) ($)	Option- based awards ($)	Non- equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Peter Amirault	95,000	134,000	-	-	-	-	229,000
Sherry Porter	72,000	99,000	-	-	-	-	171,000
Dexter John	72,000	102,000	-	-	-	-	174,000
Geoffrey Machum	69,000	99,000	-	-	-	-	168,000
Stephen Smith	75,500	100,500	-	-	-	-	176,000
Marni Wieshofer	66,000	96,000	-	-	-	-	162,000

Name(1)	Fees earned ($)	Share- based awards(2) ($)	Option- based awards ($)	Non- equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Simon Ashton(3)	-	-	-	-	-	-	-
Karina Gehring(3)	-	-	-	-	-	-	-
Craig Harris(3)	-	-	-	-	-	-	-

Notes:

(1)	The relevant disclosure for Beena Goldenberg’s compensation as CEO has been included in the Summary Compensation Table for NEOs above. Beena Goldenberg did not receive any compensation for her role as director.
(2)	Based on the units issued multiplied by the share price on the date of grant.
(3)	BAT nominees are not entitled to compensation from the Company for their service.

Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

The following table provides information regarding the Option-based and share-based awards for each director outstanding as of September 30, 2025. This includes awards granted prior to Fiscal 2025.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)(1)	Option expiry date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested(2) ($)	Market or payout value of vested share- based awards not paid out or distributed(2) ($)
Peter Amirault	10,000	5.00	June 28, 2026	Nil	Nil	Nil	598,330
	3,750	5.68	September 1, 2026	Nil
	9,828	10.36	September 21, 2027	Nil
	12,500	19.00	December 17, 2028	Nil

Name	Option-based Awards			Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)(1)	Option expiry date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested(2) ($)	Market or payout value of vested share- based awards not paid out or distributed(2) ($)
Sherry Porter	20,000	19.00	December 17, 2028	Nil	Nil	Nil	403,136
Dexter John	20,000	19.00	December 17, 2028	Nil	Nil	Nil	337,390
Geoffrey Machum	20,000	8.68	April 23, 2030	Nil	Nil	Nil	204,583
Stephen Smith	20,000	8.68	April 23, 2030	Nil	Nil	Nil	425,270
Marni Wieshofer	20,000	9.00	January 25, 2031	Nil	Nil	Nil	360,746
Simon Ashton(3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Karina Gehring(3)		Nil	Nil	Nil	Nil	Nil	Nil
Craig Harris(3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	The value is the difference between closing price of the Company’s Common Shares on the TSX of $2.82 on September 30, 2025 and the exercise price of the applicable options.
(2)	Based on the closing price of the Company’s Common Shares on the TSX of $2.82 on September 30, 2025.
(3)	BAT nominees are not entitled to compensation from the Company for their service.

Incentive Plan Awards Vested or Earned in 2025

The following table provides information regarding the value vested or earned on incentive plan awards for directors for Fiscal 2025.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation — Value earned during the year ($)
Peter Amirault	Nil	148,769	Nil
Sherry Porter	Nil	109,912	Nil
Dexter John	Nil	113,243	Nil
Geoffrey Machum	Nil	109,912	Nil
Stephen Smith	Nil	111,576	Nil
Marni Wieshofer	Nil	106,582	Nil
Simon Ashton(3)	Nil	Nil	Nil
Karina Gehring(3)	Nil	Nil	Nil
Craig Harris(3)	Nil	Nil	Nil

(1)	The value is the difference between closing price of the Company’s Common Shares on the TSX of $2.82 on September 30, 2025 and the exercise price of the applicable options.
(2)	Based on the closing price of the Company’s Common Shares on the TSX of $2.82 on September 30, 2025.
(3)	BAT nominees are not entitled to compensation from the Company for their service.

Share Ownership Policy

Please see “Share Ownership Policy” under Compensation of Executive Officers.

Directors’ and Officers’ Liability Insurance8

The Company has directors’ and officers’ liability insurance. The Company’s aggregate annual premium is currently $2,188,326 (US$1,609,063). No part of this premium is paid by the directors or officers of the Company. The aggregate insurance coverage under the policy is limited to $34,000,000 (US$25,000,000) per claim and $34,000,000 (US$25,000,000) per policy year for certain claims. A deductible is not payable by any director or officer making a claim under the policy. This insurance coverage is in addition to the Company’s general third-party liability risk insurance.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At the date of this Circular, there are no directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company that are indebted to the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described in this Circular, the Company is not aware of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since

8 U.S. dollars converted into Canadian dollars based on the daily average rate of exchange posted by the Bank of Canada on the date of the invoice payment, being USD$1.00 equals CAD$1.36.

the commencement of the Company’s most recently completed financial year ended September 30, 2025, or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. See the sections entitled “The Transaction – Summary of the Share Purchase Agreement” and “The Transaction - Summary of the Subscription Agreement” and “Election of the Board of Directors” of this Circular.

BAT’s address is 103 Foulk Road, Suite 111, Wilmington, Delaware, 19803.

ADDITIONAL INFORMATION

Additional information relating to the Company is filed on SEDAR+ at www.sedarplus.ca and filed or furnished on EDGAR at www.sec.gov. Shareholders may contact the Company 1400-145 King Street West, Toronto, Ontario M5H 1J8, at telephone number: (844) 644-4726 to obtain copies of the Company’s annual information form, consolidated financial statements, and management’s discussion and analysis for the most recently completed fiscal year. Financial information of the Company is provided in the Company’s comparative consolidated financial statements and management’s discussion and analysis for its most recently completed financial year ended September 30, 2025. Copies of documents will be provided free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a securityholder of the Company, who requests a copy of any such document.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Circular.

The contents of this Circular and its distribution to Shareholders have been approved by the Board.

DATED at Toronto, Ontario, February 23, 2026.

BY ORDER OF THE BOARD

(signed) “James Yamanaka”

James Yamanaka
Chief Executive Officer

Appendix “A”

Ordinary Resolution Re-Approving Unallocated Awards Under the 2020 Equity incentive Plan

RECITALS:

A.	The Board of Directors of Organigram Global Inc. (the “Company”) re-approved the 2020 Long Term Omnibus Equity Incentive Plan (the “Equity Incentive Plan”) on January 17, 2023, which was re-approved by the shareholders of the Company (the “Shareholders”) by a majority of the votes cast at the annual and special meeting of the Shareholders on February 28, 2023, and such Equity Incentive Plan does not have a fixed maximum number of securities issuable thereunder.

B.	The unallocated options, restricted share units, performance share units and deferred share units (collectively, the “Awards”) issuable under the Equity Incentive Plan were most recently re-approved by the Shareholders at the annual and special meeting of Shareholders held on February 28, 2023.

C.	The rules of the Toronto Stock Exchange provide that all unallocated options, rights or other entitlements under a security-based compensation arrangement which does not have a fixed number of maximum securities issuable, be re-approved every three (3) years.

NOW THEREFORE BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	All unallocated Awards under the Equity Incentive Plan be and are hereby approved.

2.	The Company has the ability to continue granting Awards under the Equity Incentive Plan until March 30, 2029, which is the date that is three (3) years from the date of the Shareholder meeting at which Shareholder approval for the unallocated Awards under the Equity Incentive Plan is being sought.

3.	Any one officer and director of the Company be and is hereby authorized for and on behalf of the Company to execute and deliver all such instruments and documents and to perform and do all such acts and things as may be deemed advisable in such individual’s discretion for the purpose of giving effect to this resolution, the execution of any such document or the doing of any other act or thing being conclusive evidence of such determination.

Appendix “B”

Transaction Resolution

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The following matters are hereby approved: (a) the indirect acquisition by the Company of all the issued and outstanding shares of Sanity Group GmbH (the “Sanity Acquisition”) in accordance with the terms of a share purchase agreement dated February 18, 2026, among (inter alia) the Company and the shareholders of Sanity Group GmbH, including BT DE Investments Inc. (“BAT”), a wholly owned subsidiary of British American Tobacco p.l.c., as the same may be amended or amended and restated in accordance with its terms (the “Share Purchase Agreement”), and (b) the issuance of (a) up to 54,789,134 common shares (each, a “Common Share”) of Organigram Global Inc. (the “Company”) to the shareholders of Sanity, including BAT, and (b) 13,693,120 Common Shares issuable upon the conversation of 13,693,120 Class A preferred shares issuable to BAT (each, a “Class A Preferred Share”, and together with the Common Shares, the “Shares”) pursuant to the terms of the Share Purchase Agreement, (ii) the issuance of up to 6,848,225 Common Shares as consideration, which may become issuable as a consequence of changes in the Euro to Canadian dollar exchange rate resulting in an increase in the number of Shares issuable under the Share Purchase Agreement, (iii) the issuance of (a) up to 14,027,074 Class A Preferred Shares pursuant to a private placement financing (the “Private Placement Financing”, and together with the Sanity Acquisition, the “Sanity Transaction”), and (b) 14,027,074 Common Shares issuable upon the conversion of 14,027,074 Class A Preferred Shares issuable to BAT under the Private Placement Financing, pursuant to a subscription agreement dated February 18, 2026, between the Company and BAT, as the same may be amended or amended and restated in accordance with its terms (the “Subscription Agreement”) the proceeds of which will be used by the Company to, among other things, fund a portion of the cash consideration payable in connection with the Sanity Acquisition and (iv) the issuance of up to 6,930,049 Common Shares issuable upon the accretion and conversion of the Class A Preferred Shares in accordance with their terms, and (A) the issuances under the Sanity Transaction would, collectively, (1) result in the value of under consideration to BAT, being an insider of the Company, exceeding 10% of the market capitalization of the Company in accordance with Subsection 604(a)(ii) of the Toronto Stock Exchange (“TSX”) Company Manual, (2) results in the number of Shares issuable to BAT exceeding 10% of the number of Shares of the Company outstanding on a non-diluted basis in accordance with Subsection 611(b) of the TSX Company Manual, and (3) results in the number of Shares under the Sanity Acquisition exceeding 25% of the aggregate issued and outstanding Common Shares of the Company on a non-diluted basis in accordance with Subsection 611(c) of the TSX Company Manual, and (B) the issuances of Shares under the Private Placement Financing exceed 10% of the number of outstanding Shares the Company in accordance with Subsection 607(g)(ii) of the TSX Company Manual, all as more particularly described in the management information circular of the Company dated February 23, 2026, as it may be amended, supplemented or otherwise modified.

2.	Notwithstanding that this resolution has been approved by the holders of Common Shares of the Company (collectively, the “Shareholders”), the directors of the Company are hereby authorized and empowered to, without further notice to or approval of the Shareholders: (i) amend, modify or supplement the Share Purchase

Agreement and/or the Subscription Agreement, to the extent permitted thereby; and (ii) subject to the terms of the Share Purchase Agreement and the Subscription Agreement, disregard the approval of the Shareholders and not proceed with the Sanity Acquisition and/or the Sanity Private Placement and the transactions contemplated thereby.

3.	Any one director or officer of the Company is hereby authorized and directed, for and on behalf of the Company, to execute, or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver, or cause to be delivered, all such other documents, agreements and instruments and to perform, or cause to be performed, all such other acts and things as in such director’s or officer’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

Appendix “C”

CHANGE IN AUDITOR REPORTING PACKAGE

NOTICE OF CHANGE OF AUDITOR

(National Instrument 51-102)

TO:	PKF O’Connor Davies, LLP (“Predecessor Auditor”)

AND TO:

Ontario Securities Commission

New Brunswick Financial and Consumer Services Commission

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Autorité des marchés financiers

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Government of Prince Edward Island

Service NL, Financial Services Regulation Division

Office of the Superintendent of Securities, Government of the Northwest Territories

Office of the Superintendent of Securities, Government of Nunavut

Office of the Superintendent of Securities, Government of Yukon

Organigram Global Inc. (the “Corporation”) hereby gives the following notice of a change of auditor of the Corporation in accordance with Section 4.11(5) of Part 4 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”):

1. On February 5, 2026, the Company’s Board of Directors determined that it was terminating the Predecessor Auditor as it would not ask the Predecessor Auditor to stand for reappointment as auditor of the Corporation at its next annual general meeting.

2. The Predecessor Auditor issued unqualified reports on the Company’s consolidated financial statements for the fiscal years ended September 30, 2025 and September 30, 2024. The Predecessor Auditor issued an adverse opinion on the effectiveness of the Company’s internal control over financial reporting for the fiscal years ended September 30, 2025 and September 30, 2024 due to the existence of material weaknesses.

3. There have been no “reportable events” (as defined in Section 4.11 of NI 51-102).

4. The Company has requested from PKF O’Connor Davies, LLP, a letter addressed to the securities regulatory authorities of each of the provinces and territories of Canada, stating whether or not they agree, disagree, and the reasons why, or have no basis to agree or disagree with the above statements.

5. The Audit Committee has approved this Notice of Change of Auditor.

DATED at the City of Toronto, in the Province of Ontario, this 6th day of February, 2026.

ORGANIGRAM GLOBAL INC.

(Signed) “Greg Guyatt”

Greg Guyatt
Chief Financial Officer

NOTICE OF CHANGE OF AUDITOR

(National Instrument 51-102)

TO:	PKF O’Connor Davies, LLP (“Predecessor Auditor”)

AND TO:	PricewaterhouseCoopers LLP (“Successor Auditor”)

AND TO:

Ontario Securities Commission

New Brunswick Financial and Consumer Services Commission

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Autorité des marchés financiers

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Government of Prince Edward Island

Service NL, Financial Services Regulation Division

Office of the Superintendent of Securities, Government of the Northwest Territories

Office of the Superintendent of Securities, Government of Nunavut

Office of the Superintendent of Securities, Government of Yukon

Organigram Global Inc. (the “Corporation”) hereby gives the following notice of a change of auditor of the Corporation in accordance with Section 4.11 of Part 4 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”):

1. On February 5, 2026, the Company’s Board of Directors (the “Board”) determined that it was terminating the Predecessor Auditor as it would not ask the Predecessor Auditor to stand for reappointment as auditor of the Corporation at its next annual general meeting (“AGM”). On February 9, 2026, the Board determined it would appoint the Successor Auditor by proposing the Successor Auditor stand for appointment as auditor of the Corporation at the AGM.

2. The Predecessor Auditor issued unqualified reports on the Company’s consolidated financial statements for the fiscal years ended September 30, 2025 and September 30, 2024. The Predecessor Auditor issued an adverse opinion on the effectiveness of the Company’s internal control over financial reporting for the fiscal years ended September 30, 2025 and September 30, 2024 due to the existence of material weaknesses.

3. There have been no “reportable events” (as defined in Section 4.11 of NI 51-102) between the Corporation and the Predecessor Auditor.

4. The Company has requested from each of the Predecessor Auditor and the Successor Auditor, letters addressed to the securities regulatory authorities of each of the provinces and territories of Canada, stating whether or not they agree, disagree, and the reasons why, or have no basis to agree or disagree with the above statements.

5. The Audit Committee has approved this Notice of Change of Auditor.

DATED at the City of Toronto, in the Province of Ontario, this 10th day of February, 2026.

ORGANIGRAM GLOBAL INC.

(Signed) “Greg Guyatt”

Greg Guyatt
Chief Financial Officer

February 16, 2026

Audit Committee Members of

Organigram Global Inc.,

1400 145 King St. West

Toronto, ON M5H 1J8

To: Audit Committee Members

Enclosed is our response to the change of auditor notice dated February 10, 2026 in accordance with National Instrument 51-102. We understand that this letter will be reviewed and approved by the audit committee, filed with:

British Columbia Securities Commission;

Alberta Securities Commission;

Financial and Consumer Affairs Authority of Saskatchewan;

Manitoba Securities Commission;

Ontario Securities Commission;

Autorité des marchés financiers (Québec);

Financial and Consumer Services Commission (New Brunswick);

Nova Scotia Securities Commission;

Office of the Superintendent of Securities Service Newfoundland and Labrador;

Financial and Consumer Services Division (Prince Edward Island);

Office of the Superintendent of Securities (Northwest Territories);

Office of the Yukon Superintendent of Securities; and

Office of the Superintendent of Securities Nunavut

prior to February 24, 2026, and included in the information circular accompanying the notice of any meeting of shareholders at which action is to be taken concerning a change in auditor.

Yours very truly,

Chartered Professional Accountants

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2500, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215, Fax to mail: ca_toronto_18_york_fax@pwc.com, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

February 16, 2026

To: British Columbia Securities Commission;

Alberta Securities Commission;

Financial and Consumer Affairs Authority of Saskatchewan;

Manitoba Securities Commission;

Ontario Securities Commission;

Autorité des marchés financiers (Québec);

Financial and Consumer Services Commission (New Brunswick);

Nova Scotia Securities Commission;

Office of the Superintendent of Securities Service Newfoundland and Labrador;

Financial and Consumer Services Division (Prince Edward Island);

Office of the Superintendent of Securities (Northwest Territories);

Office of the Yukon Superintendent of Securities; and

Office of the Superintendent of Securities Nunavut

We have read the statements made by Organigram Global Inc. in the attached copy of change of auditor notice dated February 10, 2026, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements concerning PricewaterhouseCoopers LLP in the change of auditor notice dated February 10, 2026.

Yours very truly,

Chartered Professional Accountants

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2500, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215, Fax to mail: ca_toronto_18_york_fax@pwc.com, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

February 17, 2026

Ontario Securities Commission

New Brunswick Financial and Consumer Services Commission

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Autorité des marchés financiers

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Government of Prince Edward Island

Service NL, Financial Services Regulation Division

Office of the Superintendent of Securities, Government of the Northwest Territories

Office of the Superintendent of Securities, Government of Nunavut

Office of the Superintendent of Securities, Government of Yukon

Dear Sir/Madam

Re: Notice of Change of Auditors of Organigram Global Inc.

We have read the Notice of Organigram Global Inc. dated February 6, 2026 and the Updated Notice of Organigram Global Inc. dated February 10, 2026, and are in agreement with the statements contained in such Notices.

Yours very truly,

PKF O’Connor Davies LLP

PKF O’CONNOR DAVIES LLP

245 Park Avenue, New York, NY 10167 | Tel: 212.867.8000 or 212.286.2600 | Fax: 212.286.4080 | www.pkfod.com

PKF O’Connor Davies LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Appendix “D”

OPINION of BMO CAPITAL MARKETS

February 11, 2026

The Investment Committee of the Board of Directors and the Board of Directors

Organigram Global Inc.

1400-145 King Street West

Toronto, ON, M5H 1J8

To the Investment Committee of the Board of Directors and the Board of Directors:

BMO Nesbitt Burns Inc. (“BMO Capital Markets” or “we” or “us”) understands that Organigram Global Inc. (the “Company”), Sanity Group GmbH (the “Acquisition Candidate”) and the shareholders of the Acquisition Candidate, among others, propose to enter into a share purchase agreement to be dated on or about February 18, 2026 (the “Purchase Agreement”) pursuant to which, among other things, the Company will acquire all of the outstanding shares of the Acquisition Candidate not already owned by the Company for an aggregate fixed purchase price of €113.4 million (payable €80 million in cash and €33.4 million in shares of the Company), plus contingent earn-out consideration of up to €113.8 million (payable up to €20 million in cash with the remainder, if any, payable in shares of the Company or cash at the option of the Company) on a cash-free and debt-free basis and assuming a normalized level of working capital (collectively, the “Consideration”) (the “Transaction”) . The Company shares comprising a portion of the fixed purchase price are expected to be issued at C$3.00 per share. The Company shares comprising a portion of the earnout consideration will be priced at the 20-day volume-weighted average price of the Company shares on the Toronto Stock Exchange subject to a per share floor of C$3.00 and cap of C$4.00.

The terms and conditions of the Purchase Agreement will be summarized in the Company’s management proxy circular (the “Circular”) to be mailed to holders (the “Shareholders”) of Common Shares in connection with a special meeting of the Shareholders to be held to consider and, if deemed advisable, approve the Transaction.

We have been retained to provide financial advice to the Company, including our opinion (the “Opinion”) to the investment committee (the “Investment Committee”) of the board of directors of the Company (the “Board of Directors”) and the Board of Directors as to the fairness, from a financial point of view, to the Company of the Consideration to be paid by the Company pursuant to the Purchase Agreement.

This Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Canadian Investment Regulatory Organization (“CIRO”), but CIRO has not been involved in the preparation and review of this Opinion.

Engagement of BMO Capital Markets

The Company initially contacted BMO Capital Markets regarding a potential advisory assignment in October 2025. BMO Capital Markets was formally engaged by the Company and the Investment Committee pursuant to an agreement dated January 12, 2026 (the “Engagement Agreement”). Under the terms of the Engagement Agreement, BMO Capital Markets has agreed to prepare and deliver the Opinion to the Investment Committee and the Board of Directors.

BMO Capital Markets will receive a fixed fee for rendering the Opinion, no part of which is contingent on the conclusion of the Opinion or the successful completion of the Transaction. The Company has also agreed to reimburse us for our reasonable out-of-pocket expenses and to indemnify us against certain liabilities that might arise out of our engagement.

Credentials of BMO Capital Markets

BMO Capital Markets is one of North America’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions.

The Opinion represents the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of our officers who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters.

Independence of BMO Capital Markets

Neither BMO Capital Markets, nor any of our affiliates, is an insider or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder) of the Company, the Acquisition Candidate or any of their respective affiliates (collectively, the “Interested Parties”).

BMO Capital Markets has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than: (i) acting as financial advisor to the Company and the Investment Committee pursuant to the Engagement Agreement; and (ii) acting as financial advisor to the Company in connection with the acquisition of Motif Labs Ltd. in 2024. In addition, BMO Capital Markets may provide currency hedging arrangements in connection with Transaction.

Other than as set forth above, there are no understandings, agreements or commitments between BMO Capital Markets and any of the Interested Parties with respect to future business dealings. BMO Capital Markets may, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

2

BMO Capital Markets and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have or have had and may in the future have positions in the securities of one or more of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more Interested Parties for which BMO Capital Markets or such affiliates received or may receive compensation. As investment dealers, BMO Capital Markets and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the Interested Parties or the Transaction. In addition, Bank of Montreal (“BMO”), of which BMO Capital Markets is a wholly-owned subsidiary, or one or more affiliates of BMO, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

Overview of the Company and the Acquisition Candidate

The Company is a NASDAQ Global Select Market and TSX-listed company whose wholly-owned subsidiaries include Organigram Inc., a licensed cultivator of cannabis and manufacturer of cannabis-derived goods in Canada. Through its acquisition of Collective Project Limited, the Company participates in the U.S. and Canadian cannabinoid beverages markets. The Company is focused on producing high-quality cannabis for adult consumers, as well as developing international business partnerships to extend the Company’s global footprint. The Company is regulated by Health Canada under the Cannabis Act and the Cannabis Regulations (Canada).

The Acquisition Candidate is a leader in the German cannabis market where it maintains a robust distribution network with over 2,000 pharmacies working with approximately 5,000 physicians. Based in Berlin, the Acquisition Candidate aims to improve people’s quality of life through the use of cannabinoids and the endocannabinoid system. In addition to pharmaceuticals, the focus is also on wellbeing and cosmetic products that utilize cannabinoids.

Scope of Review

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

1.	a draft of the Purchase Agreement dated February 11, 2026;

2.	certain publicly available information relating to the business, operations, financial condition and trading history of the Company and the Acquisition Candidate, as applicable, and other selected public companies we considered relevant;

3.	certain internal financial, operating, corporate and other information prepared or provided by or on behalf of the Company or the Acquisition Candidate relating to the respective business, operations and financial condition of the Company or the Acquisition Candidate;

4.	internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of the Company for each of the Company and the Acquisition Candidate, including the amount of earnout Consideration expected to be paid based on the estimation of management of the Company;

3

5.	internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of the Acquisition Candidate;

6.	a financial due diligence report on the Acquisition Candidate dated January 29, 2026 prepared by a third-party advisor to the Company;

7.	discussions with management of the Company relating to the Company’s and the Acquisition Candidate’s respective current business, plan, financial condition and prospects;

8.	public information with respect to selected precedent transactions we considered relevant;

9.	various reports published by equity research analysts and industry sources we considered relevant;

10.	a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of the Company (the “Management Representation Letter”); and

11.	such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.

BMO Capital Markets has not, to the best of its knowledge, been denied access by the Company or the Acquisition Candidate to any information under the Company’s or the Acquisition Candidate’s control, as applicable, requested by BMO Capital Markets.

Assumptions and Limitations

We have relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by us from public sources or provided to us by or on behalf of the Company or otherwise obtained by us in connection with our engagement. The Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such information. We have assumed that forecasts, projections, estimates and budgets provided to us and used in our analyses were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of the Company and the Acquisition Candidate, having regard to the business, plans, financial condition and prospects of the Company, the Acquisition Candidate and their respective subsidiaries.

Senior officers of the Company have represented to BMO Capital Markets in the Management Representation Letter, among other things, that: (i) the Information provided to BMO Capital Markets orally by an officer or employee of the Company or any of its subsidiaries (as defined in National Instrument 45-106 – Prospectus and Registration Exemptions), or in writing by the Company or any of its subsidiaries or in any manner by any of its or their representatives in connection with our engagement (collectively, the “Information”), in respect of the Company, was at the date the Information was provided to BMO Capital Markets, and (except to the extent superseded by more current Information provided) is, as of the date hereof, complete, true and

4

correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Securities Act (Ontario) (the “Act”)) and, in respect of the Acquisition Candidate or any of its subsidiaries, to the best of their knowledge, information and belief, was at the date the Information was provided to BMO Capital Markets, and (except to the extent superseded by more current Information provided) is, as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation; and (ii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries or, to the best of their knowledge, information and belief, the Acquisition Candidate or any of its subsidiaries and no change has occurred in the Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Opinion.

In preparing the Opinion, we have assumed that the executed Purchase Agreement will not differ in any material respect from the draft that we reviewed, and that the Transaction will be consummated in accordance with the terms and conditions of the Purchase Agreement without waiver of, or amendment to, any term or condition that is in any way material to our analyses. With respect to the Consideration, we have assumed that it will not be adjusted in any way pursuant to post-closing adjustments or otherwise.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of the Company and the Acquisition Candidate as they are reflected in the Information and as they have been represented to BMO Capital Markets in discussions with management of the Company and its representatives. In our analyses and in preparing the Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond our control or that of any party involved in the Transaction.

The Opinion is provided to the Investment Committee and the Board of Directors for their exclusive use only in considering the Transaction and may not be used or relied upon by any other person or for any other purpose without our prior written consent. The Opinion does not constitute a recommendation as to how any shareholder or other persons should vote or act on any matter relating to the Transaction. Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of the Company, the Acquisition Candidate or of any of their respective subsidiaries, and the Opinion should not be construed as such. The Opinion is not, and should not be construed as, advice as to the price at which the securities of the Company may trade at any time. BMO Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Transaction and the Opinion does not address any such matters. We have relied upon, without independent verification, the assessment by the Company and its legal and tax advisors with respect to such matters. In addition, the Opinion does not address the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company.

5

The preparation of the Opinion is a complex process and is not necessarily amenable to being partially analyzed or summarized. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. BMO Capital Markets believes that our analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by us, without considering all factors and analyses together, could create an incomplete or misleading view of the process underlying the Opinion. This opinion letter should be read in its entirety.

The Opinion is rendered as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof. Without limiting the foregoing, if we learn that any of the information we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, BMO Capital Markets reserves the right to change or withdraw the Opinion.

Approach to Fairness and Analysis

In considering the fairness of the Consideration from a financial point of view to the Company, BMO Capital Markets principally considered and relied upon, among other things, the following: (i) a comparison of the multiples implied by the Consideration to an analysis of selected publicly traded companies (ii) a comparison of the multiples implied by the Consideration to an analysis of selected publicly traded companies after applying a control premium, (iii) a comparison of the multiples implied by the Consideration to an analysis of selected precedent transactions and (iv) a comparison of the Consideration to a discounted cash flow analysis. BMO Capital Markets also performed a variety of financial and comparative analyses of the Company and the Acquisition Candidate including, among other things, selected public companies analysis, a discounted cash flow analysis (on a standalone basis) and a comparison such standalone discounted cash flow analysis to a discounted cash flow analysis of the pro-forma Company after giving effect to the Transaction.

Conclusion

Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the Consideration to be paid by the Company pursuant to the Purchase Agreement is fair, from a financial point of view, to the Company.

Yours truly,

BMO Nesbitt Burns Inc.

6

Appendix “E”

Consent of BMO CAPITAL MARKETS

To:	The Investment Committee of the Board of Directors and the Board of Directors of Organigram Global Inc. (the “Company”).

We refer to the written opinion dated February 11, 2026, prepared for the Investment Committee of the Board of Directors and the Board of Directors of the Company, in connection with the transactions contemplated by the Share Purchase Agreement (as defined in the Company’s management information circular dated February 23, 2026 (the “Circular”)), involving, inter alia, the Company and the sellers listed in the Share Purchase Agreement.

We consent to the filing of our opinion with the securities regulatory authorities in each of the provinces of Canada, the inclusion of our opinion as Appendix “D” to the Circular, and the summary of our opinion and the references to our firm name and our opinion contained in the Circular. Our opinion was given as at February 11, 2026, and remains subject to the assumptions, qualifications and limitations contained therein. In providing such consent, we do not intend that any person other than the Investment Committee of the Board of Directors and the Board of Directors shall be entitled to rely upon our opinion.

(Signed) “BMO Nesbitt Burns Inc.”

BMO Nesbitt Burns Inc.

February 23, 2026

Appendix “F”

Previous distributions of securities

i.	Previous Distributions of Securities

During the five-year period preceding the date hereof, the Company has made the following distributions of equity securities:

Date of Distribution	Number of Common Shares issued on exercise	Price per Common Share (C$)	Aggregate Proceeds (C$)
February 25, 2021	7,500	$2.50	$18,750.00
March 10, 2021	58,336,392	$3.79	$218,471,000.00
March 12, 2021	2,500	$2.50	$6,250.00
March 15, 2021	8,500	$2.50	$21,250.00
March 17, 2021	2,500	$2.50	$6,250.00
March 19, 2021	8,650	$2.50	$21,625.00
March 25, 2021	6,000	$2.50	$15,000.00
March 26, 2021	10,000	$2.50	$25,000.00
April 5, 2021	864	$17.44	-
April 6, 2021	5,045,873	$4.36	$22,000,000.00
April 16, 2021	3,496	$0.85	$2,971.60
April 19, 2021	1,000	$0.30	$300.00
April 27, 2021	1,000	$0.30	$300.00
May 12, 2021	400,000	$2.36	$944,000.00
May 12, 2021	3,000	$0.30	$900.00
May 14, 2021	756	$11.76	-
May 27, 2021	3,000	$0.70	$2,100.00
June 1, 2021	100,000	$2.36	$236,000.00
June 4, 2021	7,500	$2.50	$18,750.00
June 14, 2021	1,403	$15.28	-
June 14, 2021	928	$15.28	-
June 28, 2021	3,300	$3.15	$10,395.00
June 29, 2021	13,200	$3.15	$41,580.00
June 29, 2021	620	$14.16	-
June 29, 2021	930	$14.16	-
July 23, 2021	3,000	$1.01	$3,030.00
August 4, 2021	2,000	$0.30	$600.00
August 25, 2021	5,000	$0.85	$4,250.00
August 30, 2021	3,300	$3.15	$10,395.00
September 1, 2021	1,039,192	$3.37	$3,500,000.00
September 7, 2021	4,248	$0.30	$1,274.40
September 7, 2021	3,336	$1.69	$5,637.84
September 22, 2021	5,000	$0.85	$4,250.00
October 6, 2021	5,000	$0.85	$4,250.00

Date of Distribution	Number of Common Shares issued on exercise	Price per Common Share (C$)	Aggregate Proceeds (C$)
November 19, 2021	1,480	$10.12	-
November 19, 2021	976	$10.12	-
November 29, 2021	5,000	$0.30	$1,500.00
December 3, 2021	1,000	$0.67	$670.00
December 3, 2021	4,000	$0.30	$1,200.00
December 3, 2021	1,500	$9.36	-
December 3, 2021	728	$9.36	-
December 6, 2021	13,215	$1.69	$22,335.04
December 6, 2021	1,416	$9.48	-
December 9, 2021	49,996	$9.48	-
December 21, 2021	10,896,442	$2.53	$27,568,000.00
January 19, 2022	197,872	$7.72	-
February 24, 2022	7,360	$7.60	-
February 24, 2022	7,220	$7.60	-
February 28, 2022	2,659,716	$2.39	$6,352,000.00
April 14, 2022	5,988	$8.76	-
April 14, 2022	7,244	$8.76	-
April 19, 2022	2,852	$8.12	-
April 19, 2022	968	$8.12	-
July 22, 2022	772	$5.44	-
July 22, 2022	1,736	$5.44	-
August 4, 2022	3,900	$5.64	-
August 4, 2022	2,640	$5.64	-
August 15, 2022	20,000	$0.30	$6,000.00
August 15, 2022	40,000	$0.58	$23,200.00
August 15, 2022	35,860	$6.32	-
August 15, 2022	2,823	$6.32	-
October 4, 2022	10,000	$0.40	$4,000.00
October 4, 2022	5,000	$0.30	$1,500.00
October 28, 2022	12,572	$5.32	-
October 28, 2022	13,840	$5.32	-
January 17, 2023	1,000	$0.30	$300.00
January 17, 2023	7,200	$0.30	$2,160.00
January 18, 2023	488	$5.04	-
January 18, 2023	532	$5.04	-
February 27, 2023	38,548	$4.28	-
February 27, 2023	18,444	$4.28	-
February 27, 2023	15,512	$4.28	-
March 1, 2023	9,832	$4.08	-
March 1, 2023	25,000	$4.08	-
March 31, 2023	8,000	$0.40	$3,200.00

Date of Distribution	Number of Common Shares issued on exercise	Price per Common Share (C$)	Aggregate Proceeds (C$)
March 31, 2023	4,000	$0.30	$1,200.00
March 31, 2023	25,000	$3.44	-
March 31, 2023	1,292	$3.44	-
April 11, 2023	888	$3.68	-
April 11, 2023	1,568	$3.68	-
April 11, 2023	1,780	$3.68	-
April 11, 2023	1,392	$3.68	-
April 13, 2023	10,000	$0.84	$8,400.00
May 19, 2023	7,943,108	$0.63	$5,000,000.00
June 1, 2023	1,336	$2.04	-
June 1, 2023	1,188	$2.04	-
June 1, 2023	21,760	$2.04	-
July 25, 202312	6,250	$1.79	-
July 26, 2023	5,280	$1.82	-
July 28, 2023	10,000	$1.20	$12,000.00
September 5, 2023	813	$2.20	-
September 12, 2023	5,000	$1.20	$6,000.00
September 15, 2023	635,593	$2.36	$1,500,000.00
January 3, 2024	33,096	$1.75	-
January 3, 2024	864	$4.92	-
January 4, 2024	9,168	$1.75	-
January 23, 2024	12,893,175	$3.22	$41,516,034.00
February 16, 2024	58,237	$1.75	-
February 16, 2024	7,069	$11.60	-
February 16, 2024	3,878	$8.52	-
February 16, 2024	21,442	$4.92	-
February 20, 2024	3,808	$1.75	-
February 21, 2024	1,301	$8.60	-
February 21, 2024	1,734	$8.60	-
February 21, 2024	1,875	$19.00	-
February 21, 2024	42,616	$1.75	-
February 21, 2024	16,750	$5.60	-
February 21, 2024	777	$11.60	-
February 21, 2024	3,111	$4.92	-
February 22, 2024	14,387	$1.75	-
February 23, 2024	13,129	$1.75	-
February 26, 2024	5,929	$1.75	-
February 26, 2024	705	$4.92	-
February 27, 2024	2,350	$1.75	-
February 28, 2024	3,754	$1.75	-
February 29, 2024	2,443	$1.75	-

Date of Distribution	Number of Common Shares issued on exercise	Price per Common Share (C$)	Aggregate Proceeds (C$)
March 1, 2024	7,500	$1.75	-
March 4, 2024	21,773	$1.75	-
March 5, 2024	14,070	$5.60	-
March 5, 2024	690	$4.92	-
March 6, 2024	76	$1.75	-
March 8, 2024	15,215	$1.75	-
March 8, 2024	1,863	$4.92	-
March 13, 2024	27,714	$1.75	-
March 13, 2024	13,872	$4.92	-
March 14, 2024	2,500	$1.75	-
March 19, 2024	1,650	$1.90	$3,135.00
March 19, 2024	345	$17.16	-
March 19, 2024	570	$8.60	-
March 19, 2024	690	$17.16	-
March 19, 2024	760	$8.60	-
March 19, 2024	2,314	$1.75	-
March 19, 2024	822	$11.60	-
March 19, 2024	1,356	$4.92	-
March 20, 2024	7,660	$1.75	-
March 21, 2024	500	$1.75	-
March 22, 2024	11,000	$1.75	-
March 25, 2024	2,246	$2.74	-
March 26, 2024	25,649	$1.75	-
March 26, 2024	1,954	$11.60	-
March 26, 2024	2,541	$4.92	-
April 2, 2024	8,901,000	$3.22	-
May 15, 2024	1,318	$1.75	-
May 21, 2024	293,669	$2.73	-
May 21, 2024	51,335	$2.74	-
May 24, 2024	902	$1.75	-
May 28, 2024	1,943	$1.75	-
May 28, 2024	9,548	$5.60	-
May 29, 2024	612	$1.75	-
May 30, 2024	6,977	$1.75	-
June 3, 2024	2,292	$1.68	$3,850.56
June 5, 2024	10,628	$1.75	-
June 5, 2024	711	$4.92	-
June 7, 2024	1,200	$1.75	-
June 13, 2024	2	$17.16	-
June 13, 2024	6,998	$6.76	-
June 14, 2024	17,570	$1.75	-

Date of Distribution	Number of Common Shares issued on exercise	Price per Common Share (C$)	Aggregate Proceeds (C$)
June 14, 2024	1,694	$4.92	-
June 26, 2024	13,735	$5.60	-
June 28, 2024	10,659	$1.75	-
August 14, 2024	3,300	$5.60	-
August 15, 2024	283,662	$2.73	-
August 16, 2024	29,442	$1.75	-
August 16, 2024	5,280	$5.60	-
August 16, 2024	1,067	$2.74	-
August 16, 2024	2,649	$4.92	-
August 19, 2024	6,836	$1.75	-
August 20, 2024	6,581	$1.75	-
August 28, 2024	3,233	$1.75	-
August 30, 2024	4,429,740	$3.22	$14,263,763.00
September 4, 2024	712	$4.92	-
September 10, 2024	657	$1.75	-
September 10, 2024	2,400	$5.60	-
September 23, 2024	1,882	$1.75	-
September 23, 2024	6,700	$5.60	-
October 21, 2024	290,530	$1.75	-
October 21, 2024	38,996	$2.74	-
November 7, 2024	7,705	$4.92	-
December 6, 2024	17,233,950	$2.27	-
January 6, 2025	5,313	$1.75	-
January 14, 2025	3,795	$4.92	-
January 17, 2025	2,763	$1.75	-
January 28, 2025	1,801	$8.60	-
January 30, 2025	3,583	$17.16	-
January 30, 2025	2,402	$8.60	-
January 30, 2025	15,026	$19.00	-
January 30, 2025	10,377	$1.75	-
January 30, 2025	5,259	$11.60	-
January 30, 2025	1,448	$26.36	-
January 30, 2025	8,596	$4.92	-
February 14, 2025	813	$4.92	-
February 24, 2025	1,001	$1.75	-
February 28, 2025	7,562,447	$3.22	$24,351,079.00
March 4, 2025	36,905	$2.73	-
March 17, 2025	9,146	$1.75	-
March 17, 2025	1,973	$4.92	-
March 26, 2025	6,642	$2.64	-
April 4, 2025	3,828	$1.75	-

Date of Distribution	Number of Common Shares issued on exercise	Price per Common Share (C$)	Aggregate Proceeds (C$)
April 4, 2025	1,319	$4.92	-
April 7, 2025	2,890	$1.75	-
April 7, 2025	2,302	$5.60	-
April 8, 2025	6,765	$5.60	-
April 24, 2025	267	$17.16	-
April 24, 2025	1,047	$8.60	-
April 24, 2025	883	$11.60	-
April 24, 2025	533	$17.16	-
April 24, 2025	1,395	$8.60	-
April 24, 2025	6,250	$19.00	-
April 24, 2025	2,264	$11.60	-
April 24, 2025	381	$26.36	-
April 24, 2025	3,702	$4.92	-
April 30, 2025	14,143	$1.75	-
May 15, 2025	14,800	$1.75	-
May 20, 2025	455	$11.60	-
May 20, 2025	1,885	$1.75	-
May 20, 2025	388	$11.60	-
May 20, 2025	1,863	$4.92	-
May 26, 2025	1,312	$2.54	-
May 27, 2025	9,518	$19.00	-
May 29, 2025	7,675	$1.75	-
May 29, 2025	16,500	$5.60	-
May 30, 2025	1,085	$1.75	-
June 4, 2025	3,783	$11,60	-
June 4, 2025	24,421	$1.75	-
June 4, 2025	9,698	$11.60	-
June 4, 2025	16,006	$4.92	-
June 6, 2025	3,155	$1.75	-
June 6, 2025	7,046	$17.16	-
June 10, 2025	3,828	$1.75	-
June 10, 2025	2,500	$1.60	$4,000.00
June 13, 2025	2,118	$17.16	-
June 13, 2025	1,748	$8.60	-
June 13, 2025	4,235	$17.16	-
June 13, 2025	2,331	$8.60	-
June 17, 2025	1,885	$1.75	-
July 2, 2025	2,730	$11.60	-
July 2, 2025	4,777	$4.92	-
July 2, 2025	5,291	$2.72	-
July 2, 2025	1,065	$1.84	-

Date of Distribution	Number of Common Shares issued on exercise	Price per Common Share (C$)	Aggregate Proceeds (C$)
July 16, 2025	9,921	$2.72	-
July 24, 2025	5,291	$2.72	-
August 6, 2025	274,336	$2.73	-
August 18, 2025	10,178	$1.75	-
August 18, 2025	3,195	$4.92	-
August 21, 2025	1,312	$2.54	-
August 25, 2025	1,312	$2.54	-
September 3, 2025	619	$4.92	-
September 10, 2025	1,982	$5.44	-
September 10, 2025	111,878	$4.92	-
September 17, 2025	1,312	$2.54	-
September 22, 2025	3,663	$2.73	-
October 2, 2025	4,335	$1.75	-
October 20, 2025	251,624	$1.75	-
October 20, 2025	37,335	$2.74	-
October 20, 2025	1,312	$2.54	-
October 27, 2025	1,798	$6.44	-
October 28, 2025	21,036	$1.44	-
October 28, 2025	226,283	$2.54	-
December 17, 2025	9,246	$1.44	-
December 18, 2025	86,687	$4.92	-
December 19, 2025	1,313	$2.54	-
December 22, 2025	6,930	$5.60	-
December 22, 2025	2,625	$2.54	-
December 22, 2025	3,350	$1.90	$6,365.00
December 23, 2025	8,241	$1.75	-
December 23, 2025	5,700	$1.75	-
December 24, 2025	2,625	$2.54	-
December 30, 2025	1,313	$2.54	-
January 5, 2026	1,313	$2.54	-
February 4, 2026	1,898	$1.75	-
February 9, 2026	5,951	$1.75	-
February 23, 2026	1,195,397	$1.93	-

Appendix “G”

charter of board of directors

ORGANIGRAM GLOBAL INC.
(the “Corporation”)

CHARTER OF THE BOARD OF DIRECTORS

This Charter of the Board of Directors (the “Charter”) was adopted by the board of directors of the Corporation (the “Board”) on August 26, 2019 and last reviewed and revised on September 26, 2025.

1.            Purpose

The purpose of this Charter is to set out the mandate and responsibilities of the Board of the Corporation. Pursuant to the Canada Business Corporations Act (the “Act”) governing the Corporation, the Board is responsible for managing, or supervising the management of, the business and affairs of the Corporation. By approving this Charter, the Board confirms its responsibility for the stewardship of the Corporation and its affairs. This stewardship function includes responsibility for the matters set out in this Charter. This Charter is a broad policy statement and is intended to be part of the Board’s flexible governance framework. The responsibilities of the Board described herein are pursuant to, and subject to, the Act and the by-laws of the Corporation in effect from time to time and do not impose any additional responsibilities or liabilities on the directors at law or otherwise.

2.            Composition

The Board shall be constituted with a majority of individuals who qualify as “independent” within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”). If at any time a majority of the Corporation’s directors are not independent because of the death, resignation, bankruptcy, adjudicated incompetence, removal or change in circumstance of any director who was an independent director within the meaning of NI 58-101, the remaining directors shall appoint a sufficient number of directors who qualify as “independent” to comply with this requirement at their earliest convenience. Pursuant to NI 58-101, an independent director is one who is free from any direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with a director’s independent judgment.

The Board shall elect an independent director, within the meaning of NI 58-101, to act as Chair of the Board. The Board shall provide the Chair with a written mandate. If the Chair is not an independent director, then the Board shall elect an independent director to act as Lead Director of the Board and shall provide such Lead Director with a written mandate.

3.            Responsibilities of the Board of Directors

The Board is responsible for the stewardship and oversight of the Corporation and its business and in that regard shall be specifically responsible for:

Strategic Direction of the Corporation

(a)	The development and adoption of the strategic direction of the Corporation.

(b)	Reviewing and approving the Corporation’s financial objectives, long and short-term business plans, and objectives, including significant capital allocations, expenditures and debt strategy.

(c)	With the assistance of the Investment Committee, reviewing and approving material transactions not in the ordinary course of business, including significant capital allocations and expenditures and all matters that would be expected to have a major impact on shareholders, creditors or employees.

(d)	Issuing shares, debt securities, convertible securities and other securities of the Corporation for such consideration as the Board may deem appropriate, subject to the Act and applicable securities laws and stock exchange rules.

(e)	Other than in the ordinary course, approving the incurrence of indebtedness by the Corporation.

(f)	Approving the re-purchase of securities of the Corporation, subject to the Act, contractual restrictions and applicable securities laws and stock exchange rules.

Risk Management

(g)	With the assistance of the Audit Committee, identifying the principal risks of the Corporation’s business and ensuring that appropriate systems have been implemented to monitor and manage risk with a view to the long-term success of the Corporation and regularly evaluating risk exposure against the potential returns for the Corporation’s shareholders.

(h)	Monitoring the Canadian regulatory environment with respect to the marketing, acquisition, production, storage, sale and shipment of cannabis and any related controlled substance regulations, including the Corporation’s ongoing relationship with Health Canada and its continuing status as a “Licensed Producer” of cannabis in Canada, which is recognized as a key risk area of the Corporation.

(i)	With the assistance of the Audit Committee, ensuring that the Corporation carries an appropriate level of director and officer insurance and reviewing and approving the terms of such insurance annually.

Officers and Management

(j)	Appointing senior members of the Corporation’s management (“Management”), who collectively shall be responsible for general day-to-day management of the Corporation and for making recommendations to the Board with respect to long-term strategic, financial, organizational and related objectives.

(k)	With the assistance of the Compensation Committee, reviewing the compensation of directors, officers and senior members of Management to ensure that they are competitive within the industry and that the form of compensation aligns the interests of each such individual with those of the Corporation.

(l)	Selecting, monitoring and evaluating the senior members of Management, and ensuring there is in place appropriate Management succession. In connection with Management succession, the Board shall ensure that programs are in place to train and develop new Management.

(m)	Satisfying itself as to the integrity of the senior members of Management and that the senior members of Management create a culture of integrity throughout the organization. The Board is responsible for developing and approving the goals and objectives which the senior members of Management will collectively be responsible for meeting.

Financial Information, Reporting Matters and Policies

(n)	Maintaining harmony between shareholder expectations, the Corporation’s strategic goals, the financial performance of the Corporation, and the performance of Management.

(o)	With the assistance of the Audit Committee, monitoring and ensuring the integrity of the internal controls and procedures (including adequate management information systems) within the Corporation and the financial reporting procedures of the Corporation.

(p)	With the assistance of the Audit Committee, ensuring the accurate and timely reporting of financial information to shareholders and all regulatory bodies, including the review and approval of quarterly and annual financial statements, management’s discussion and analysis related to such financial statements, and budgets and forecasts.

(q)	Overseeing any related party matters, and ensuring that they are effected in compliance with all legal, regulatory and policy requirements.

(r)	Distributions, normally in the form of dividends, to shareholders.

Conduct and Confidentiality

(s)	With the assistance of the Corporate Governance, Nominating and Sustainability Committee, ensuring appropriate standards of conduct including adopting a corporate code of conduct for all employees and Management, and monitoring compliance with such code and all applicable laws and regulations. Only the full Board may grant waivers of the Corporation’s Code of Business Conduct and Ethics which would be to the benefit of directors and/or officers of the Corporation.

(t)	Enforcing confidentiality policies with regard to the Corporation’s proprietary information and all Board deliberations.

Communications and Board Resources

(u)	Ensuring effective and adequate communication with the shareholders and other stakeholders as well as the public at large. The Board shall periodically review the methods by which shareholders can communicate with the Corporation and Management, as well as the Corporation’s ability to effectively respond to communications from shareholders.

(v)	Evaluating the adequacy of its resources in its oversight of the Corporation and Management.

Board and Committee Evaluation

(w)	From time to time, with the assistance of the Corporate Governance, Nominating and Sustainability Committee, evaluating its effectiveness and the effectiveness of its committees with respect to its (and their) contribution to the Corporation.

Other Responsibilities and Functions

(x)	Performing such other functions as prescribed by law or assigned to the Board in the Corporation’s governing documents, including compliance with the provisions of the by-laws of the Corporation.

It is recognized that every member of the Board, in exercising their powers and discharging their duties, must act honestly and in good faith with a view to the best interests of the Corporation. Directors must exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In this regard, they will comply with their duties of honesty, loyalty, care, diligence, skill and prudence.

In addition, members of the Board are expected to carry out their duties in accordance with policies and regulations adopted by the Board from time to time.

It is expected that Management will co-operate in all ways to facilitate compliance by the Board with its legal duties by causing the Corporation and its subsidiaries to take such actions as may be necessary in that regard and by promptly reporting any data or information to the Board that may affect such compliance.

4.            Expectations of Directors

The Board has developed a number of specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the proper conduct of the Board.

(a)	Commitment and Attendance. All directors are expected to maintain a high attendance record at meetings of the Board and the committees of which they are members. Attendance by telephone or video conference may be used to facilitate a director’s attendance.

(b)	Preparation for Meetings. All directors are expected to review the materials circulated in advance of meetings of the Board and its committees and should arrive prepared to discuss the issues presented. Directors are encouraged to contact the Chair of the Board, and if one has been appointed and if appropriate, the Lead Director, and any other appropriate executive officer(s) of the Corporation to ask questions and discuss agenda items prior to meetings.

(c)	Participation in Meetings. Each director is expected to be sufficiently knowledgeable of the business of the Corporation, including its financial statements, and the risks it faces, to ensure active and effective, and candid and forthright participation in the deliberations of the Board and of each committee on which he or she serves.

(d)	Loyalty, Ethics and Personal Conduct. In their roles as directors, all members of the Board owe a duty of loyalty to the Corporation. This duty of loyalty mandates that the best interests of the Corporation take precedence over any other interest possessed by a director. Directors are expected to: (i) exhibit high standards of personal integrity, honesty and loyalty to the Corporation; (ii) project a positive image of the Corporation to news media, the financial community, governments and their agencies, Shareholders and employees; (iii) be willing to contribute extra efforts, from time to time, as may be necessary including, among other things, being willing to serve on committees of the Board; and (iv) disclose any potential conflict of interest that may arise with the affairs or business of the Corporation and, generally, avoid entering into situations where such conflicts could arise or could reasonably be perceived to arise.

(e)	Other Board Memberships and Significant Activities. The Corporation values the experience directors bring from other boards on which they serve and other activities in which they participate, but recognizes that those boards and activities also may present demands on a director’s time and availability and may present conflicts or legal issues, including independence issues. Each member of the Board should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the member’s time and availability for his or her commitment to the Corporation. Directors should advise the chair of the Corporate Governance, Nominating and Sustainability Committee before accepting membership on other public company boards or any audit committee or other significant committee assignment on any other board, or establishing other significant relationships with businesses, institutions, governmental units or regulatory entities, particularly those that may result in significant time commitments or a change in the member’s relationship to the Corporation.

(f)	Contact with Management and Employees. All members of the Board should be free to contact Management at any time to discuss any aspect of the Corporation’s business. Directors should use their judgement to ensure that any such contact is not disruptive to the operations of the Corporation. The Board expects that there will be frequent opportunities for members of the Board to meet with Management in meetings of the Board and committees, or in other formal or informal settings.

(g)	Confidentiality. The proceedings and deliberations of the Board and its committees are confidential. Each member of the Board will maintain the confidentiality of information received in connection with his or her service as a director.

(h)	Cannabis Legislation. Board members shall maintain a current knowledge of the Cannabis Act (Canada) and other Canadian regulations governing the marketing, acquisition, production, storage, sale and shipment of cannabis in Canada.

5.	Meetings

The Board will meet not less than four times per year: three meetings to review quarterly results and one meeting prior to the issuance of the annual financial results of the Corporation. The Board shall meet periodically without Management present to ensure that the Board functions independent of Management. At each Board meeting, unless otherwise determined by the Board, an in camera meeting of independent directors will take place, which session will be chaired by the Chair of the Board or, if the Chair is not independent within the meaning of NI 58-101 and one has been appointed, the Lead Director. The Board will keep minutes of each meeting of the Board. A copy of the minutes will be provided to each member of the Board.

In discharging its mandate, the Board and any committee of the Board will have the authority to retain and receive advice from outside financial, legal or other advisors (at the cost of the Corporation) as the Board or any such committee determines to be necessary to permit it to carry out its duties. Any director may, subject to the prior approval of the Board, retain an outside advisor at the expense of the Corporation.

The Board appreciates having certain members of Management attend each Board meeting to provide information and opinions to assist the members of the Board in their deliberations. Management attendees who are not Board members will be excused for any agenda items which are reserved for discussion among directors only.

6.            Board Meeting Agendas and Information

The Chair and, if one has been appointed, the Lead Director, in consultation with Management of the Corporation, will develop the agenda for each Board meeting. Agendas will be distributed to the members of the Board before each meeting, and all Board members shall be free to suggest additions to the agenda in advance of the meeting.

Whenever practicable, information and reports pertaining to Board meeting agenda items will be circulated to the directors in advance of the meeting. Reports may be presented during the meeting by members of the Board, Management and/or staff, or by invited outside advisors. It is recognized that under some circumstances, due to the confidential nature of matters to be discussed at a meeting, it will not be prudent or appropriate to distribute written materials in advance.

7.            Telephone/Electronic Board Meetings

A director may participate in a meeting of the Board or in a committee meeting by means of telephone, electronic or such other communications facilities as permit all persons participating in the meeting to communicate with each other, and a director participating in such a meeting by such means is deemed to be present at the meeting.

While it is the intent of the Board to follow an agreed meeting schedule as closely as possible, from time to time, telephone or electronic board meetings may be called in order for directors to be in a position to better fulfill their legal obligations. Alternatively, Management may request that the directors approve certain matters by unanimous written consent.

8.             Measures for Receiving Shareholder Feedback

All publicly disseminated materials of the Corporation shall where possible and subject to applicable law provide for a mechanism for feedback of Shareholders.

9.             Expectations of Management

Management shall be required to report to the Board at the request of the Board on the performance of the Corporation, new and proposed initiatives, the Corporation’s business and investments, Management concerns and any other matter the Board or its Chair may deem appropriate. In addition, the Board expects Management to promptly report to the Chair or, if one has been appointed and if appropriate, the Lead Director, any significant developments, changes, transactions or proposals respecting the Corporation or its subsidiaries.

10.          Communications Policy

The Board shall approve the content of the Corporation’s major communications to Shareholders and the investing public including any annual report, management information circular, annual information form and any prospectuses which may be issued. The Audit Committee shall review and recommend to the Board the approval of the quarterly and annual financial statements (including the management’s discussion & analysis) and press releases relating to financial matters. The Board also has responsibility for monitoring all of the Corporation’s external communications. However, the Board believes that it is the function of Management to speak for the Corporation in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public.

The Board shall have responsibility for reviewing the Corporation’s policies and practices with respect to disclosure of financial and other information including insider reporting and trading. The Board shall approve and monitor the disclosure policies designed to assist the Corporation in meeting its objective of providing timely, consistent and credible dissemination of information, consistent with disclosure requirements under applicable securities law. The Board shall review the Corporation’s policies relating to communication and disclosure on an annual basis.

Generally, communications from Shareholders and the investment community will be directed to Management, who will coordinate an appropriate response depending on the nature of the communication. It is expected, if communications from stakeholders are made to any individual members of the Board, that Management will be informed, if appropriate, and consulted to determine any appropriate response.

11.          Internal Control and Management Information Systems

The Board has oversight for the integrity of the Corporation’s internal control and management information systems. All material matters relating to the Corporation and its business require the prior approval of the Board, subject to the Board’s ability to delegate such matters to, among others, the Corporation’s Audit Committee, Corporate Governance, Nominating and Sustainability Committee, Compensation Committee, Investment Committee and Management. Management is authorized to act, without Board approval, on all ordinary course matters relating to the Corporation’s business.

The Audit Committee has responsibility for ensuring internal controls are appropriately designed, implemented and monitored and for ensuring that Management and financial reporting is complete and accurate, even though Management may be charged with developing and implementing the necessary procedures.

12.          Delegation of Powers

The directors may establish one or more committees and may, subject to the Act and other applicable laws, delegate to such committees any of the powers of the Board. The directors may also, subject to the Act and other applicable laws, delegate powers to manage the business and affairs of the Corporation to such of the officers of the Corporation as they, in their sole and absolute discretion, may deem necessary or desirable to appoint, and define the scope of and manner in which such powers will be exercised by such persons as they may deem appropriate.

The Board retains responsibility for oversight of any matters delegated to any director(s) or any committee of the Board, to Management or to other persons.

13.          Board Effectiveness

The Board shall review and, if determined appropriate, approve the recommendations of the applicable committee of the Board, if any, concerning formal position descriptions for the Chair of the Board and, if one has been appointed, the Lead Director, and for each committee of the Board, and for the Chief Executive Officer, provided that in approving a position description for the Chief Executive Officer, the Board shall consider the input of the Chief Executive Officer and shall develop and approve corporate goals and objectives that the Chief Executive Officer is responsible for meeting (which may include goals and objectives relevant to the Chief Executive Officer’s compensation, as recommended by the applicable committee of the Board, if any).

The Board shall review and, if determined appropriate, adopt a process recommended by the Corporate Governance, Nominating and Sustainability Committee of the Board, if any, for reviewing the performance and effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors on a periodic basis.

14.          Director Tenure Policy

The following terms are applicable to all directors who are not also executive officers of the Corporation (“Non-Executive Directors”) subject to being annually re-elected by Shareholders:

(a)	Non-Executive Directors shall not stand for re-election at the annual general meeting of Shareholders following the latter of his or her 75th birthday and 15 years of Board tenure.

(b)	The Board, with the approval of a majority of the incumbent directors, may extend the term of any such Non-Executive Director for up to a three year period.

15.          Education and Training

The Board will provide newly elected directors with an orientation program to educate them on the Corporation, their roles and responsibilities on the Board or committees, as well as the Corporation’s internal controls, financial reporting and accounting practices. In addition, directors will, from time to time, as required, receive: (a) training to increase their skills and abilities, as it relates to their duties and their responsibilities on the Board; and (b) continuing education about the Corporation to maintain a current understanding of the Corporation’s business, including its operations, internal controls, financial reporting and accounting practices. The Corporation shall also provide corporate membership to the Institute of Corporate Directors (“ICD”) for its Board members and Directors shall keep abreast of the routine publications of the ICD.

16.          Inconsistencies with Applicable Laws

In the event of any conflict or inconsistency between this Charter and the provisions of the Act or other applicable laws, in each case as amended, restated or amended and restated from time to time, the provisions hereof shall be ineffective and shall be superseded by the provisions of the Act or such other applicable laws to the extent necessary to resolve such conflict or inconsistency.

If you have any questions or require any assistance in executing your proxy or voting instruction form, please call Sodali & Co at:

North American Toll-Free Number: 1-833-830-8205

Outside North America, Banks, Brokers And Collect Calls: 1-289-695-3075

Email: assistance@investor.sodali.com

North American Toll-Free Facsimile: 1-877-218-5372

Organigram Global Inc.

145 King Street West #1400

Toronto, ON, M5H 1J8, Canada

E: info@organigram.ca

Download the latest about Organigram Global Inc. at:

https://www.organigram.ca

Organigram Global Inc. is traded on the TSX and Nasdaq under “OGI”